Exhibit 2.1

Execution Copy

AMENDED AND RESTATED PURCHASE AGREEMENT

DATED AS OF DECEMBER 2, 2003

BETWEEN

BOMBARDIER INC.

as Vendor

AND

BOMBARDIER RECREATIONAL PRODUCTS INC.

as Purchaser

TABLE OF CONTENTS

AMENDED AND RESTATED PURCHASE AGREEMENT		1

ARTICLE 1 DEFINITIONS		2
1.1	Definitions	2
1.2	Accounting Principles	26

ARTICLE 2 PURCHASE AND SALE		26
2.1	Purchase and Sale	26
2.2	Purchase Price	26
2.3	Payment of the Purchase Price; Issuance of the Preferred Shares	27
2.4	Conveyance Instruments	27
2.5	Assignment of Rights	27
2.6	Consents to Assignments	28
2.7	Cooperation on Tax Matters	29
2.8	Transaction Taxes and Fees, etc.	29
2.9	Reorganization	30

ARTICLE 3 REPRESENTATIONS AND WARRANTIES		31
3.1	Representations and Warranties of the Vendor	31
3.2	Representations and Warranties of the Purchaser	63

ARTICLE 4 COVENANTS OF THE VENDOR PRIOR TO CLOSING		65
4.1	Conduct of Business	65
4.2	Access	66
4.3	Notification	67
4.4	Continue Insurance	68
4.5	Financial Statements	68
4.6	Accounting and Treasury Functions	68
4.7	No Shop	68
4.8	Use of “Bombardier” Name	68
4.9	Pre-Closing Statements and Agreements of the Vendor Relating to Interim Period Net Cash	69
4.10	Balance Sheet Date Net Working Capital Adjustment Amount Payment; BRSC Receivables	71
4.11	Control Over the BRP Bank Accounts	72

ARTICLE 5 COVENANTS OF PURCHASER PRIOR TO CLOSING		72
5.1	Confidentiality	72

ARTICLE 6 OTHER COVENANTS		72
6.1	Government Approvals	72
6.2	Pre-Closing Government Approvals	72
6.3	Certain Expenses	73
6.4	Benefit and Pension Plans Protocol	73
6.5	OHS Protocol	73
6.6	Taxes	73
6.7	Letters of Credit and Performance Bonds	77
6.8	Insurance	78
6.9	Further Actions	78
6.10	Preservation of Records	78
6.11	Confidentiality	79
6.12	Vendor Release	80
6.13	Intellectual Property Matters	80
6.14	Intercompany Accounts	81
6.15	Transition	81
6.16	Non-Competition; Exclusivity; Non-Solicitation	82
6.17	Agricultural Zone Real Properties	84
6.18	Discharge of Hypothecs	85
6.19	Purchaser Closing Statement; Vendor Objection Notice; Dispute Resolution	85
6.20	Indemnification Notwithstanding Purchase Price Adjustment	87

6.21	Post-Closing Adjustment In Respect of Interim Period Net Cash	88
6.22	Foreign Exchange Protocol	88

ARTICLE 7 SURVIVAL OF REPRESENTATIONS AND WARRANTIES		88
7.1	Survival of Representations and Warranties of the Vendor	88
7.2	Survival of Representations and Warranties of the Purchaser	89

ARTICLE 8 INDEMNIFICATION		90
8.1	Indemnification by the Vendor	90
8.2	Limitation on Vendor Indemnification	92
8.3	Indemnification by the Purchaser	95
8.4	General Limitation on Purchaser Indemnification	95
8.5	Winnovia Retained Environmental Liabilities	97
8.6	Winnovia Expropriation	99
8.7	Reserved Product Liability Claims	100
8.8	Procedure for Indemnification and Defense of Tax Claims	101
8.9	Obligation to Reimburse	103
8.10	Notification	103
8.11	Defense of Third Party Claim	103
8.12	Defense Procedures	104
8.13	Failure to Defend	104
8.14	Indemnification to be After Insurance	105
8.15	Indemnification Sole Remedy	105

ARTICLE 9 CONDITIONS OF CLOSING		105
9.1	Conditions for the Benefit of the Purchaser	105
9.2	Conditions for the Benefit of the Vendor	107
9.3	Termination	108

ARTICLE 10 CLOSING		108
10.1	Date, Time and Place of Closing	108
10.2	Documents and Actions At Closing	108

ARTICLE 11 MISCELLANEOUS		110
11.1	Announcements	110
11.2	Further Assurance	111
11.3	Successors in Interest	111
11.4	Notices	112
11.5	Expenses	113
11.6	Set-Off	114
11.7	Interest on Amounts Due	114
11.8	Counterparts	114
11.9	Severability	114
11.10	Entire Agreement	114
11.11	Including	115
11.12	Gender	115
11.13	No Strict Construction	115
11.14	Currency	115
11.15	Headings	115
11.16	Disclosure Letter; Schedules	115
11.17	Inconsistency	116
11.18	Amendment	116
11.19	Statutory References	116
11.20	Consent	116
11.21	Waiver	116
11.22	Dispute Resolution	116
11.23	No Third Party Beneficiaries	118

- ii -

AMENDED AND RESTATED PURCHASE AGREEMENT

This Amended and Restated Purchase Agreement entered into at Montréal, Québec as of December 2, 2003,

BETWEEN:	BOMBARDIER INC., a corporation incorporated under the Laws of Canada, with its registered office at 800 René-Lévesque Blvd. W., Montréal, Québec, H3B 1Y8,

(the “Vendor”)

AND:	BOMBARDIER RECREATIONAL PRODUCTS INC., a corporation incorporated under the Laws of Canada, with its registered office at 1000 de La Gauchetière West, Suite 2100, Montréal, Québec H3B 4W5,

(the “Purchaser”)

WHEREAS BMCA (as defined herein) desires to sell and the Purchaser desires to purchase, or cause one or more of its Subsidiaries to purchase, all of the U.S. Patents and Trade-marks (as defined herein) prior to the completion of the purchase and sale of the outstanding shares of BMCA (as defined herein) pursuant to a U.S. IP Assignment (as defined herein) as set forth herein and therein;

AND WHEREAS 4145321 Canada Inc. (“Canco”) is a wholly-owned subsidiary of the Vendor;

AND WHEREAS the Vendor and Canco will enter into an asset transfer agreement, pursuant to which the Vendor will sell and transfer to Canco all assets (other than the Canadian Patents, the Excluded Assets and the Agricultural Zone Real Properties (each as defined herein)) related to the Canadian operations of its recreational products business segment, and Canco will agree to assume certain liabilities related to such operations (the “Asset Transfer Agreement”);

AND WHEREAS the Vendor desires to sell and the Purchaser desires to purchase, or cause one or more of its Subsidiaries to purchase, all of the outstanding shares in the share capital of Canco after the completion of the transactions contemplated in the Asset Transfer Agreement as set forth herein;

AND WHEREAS the Vendor desires to sell and the Purchaser desires to purchase, or cause one or more of its Subsidiaries to purchase, all of the Canadian Patents after the completion of the purchase and sale of the outstanding shares of Canco pursuant to a Canadian IP Assignment (as defined herein) as set forth herein and therein;

AND WHEREAS the Vendor desires to sell and the Purchaser desires to purchase, or cause one of its Subsidiaries to purchase, all of the outstanding shares of certain subsidiaries of the Vendor which form part of the Vendor’s recreational products business segment as set forth herein;

AND WHEREAS the Vendor desires to sell and the Purchaser desires to purchase, or cause one of its Subsidiaries to purchase, the Icelandi Bond (as defined herein) as set forth herein;

AND WHEREAS in order to give effect to the foregoing, the Vendor and the Purchaser entered into a Purchase Agreement dated December 2, 2003 (the “Initial Purchase Agreement”);

AND WHEREAS the Vendor and the Purchaser wish to amend and restate the Initial Purchase Agreement;

THIS AGREEMENT WITNESSETH THAT, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby amend and restate the Initial Purchase and Sale Agreement in its entirety as follows:

ARTICLE 1

DEFINITIONS

1.1	Definitions

Where used herein, in any Schedule hereto or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively:

1.1.1	“Accounts Receivable” means all accounts receivable, trade accounts, notes receivable, book debts and other debts (other than cash on hand and deposit accounts held with banks and other financial institutions and intercompany receivables).

1.1.2	“Affiliated Group” has the meaning ascribed thereto in Section 3.1.44.2

1.1.3	“Affiliates” has the meaning ascribed thereto under the Canada Business Corporations Act, whether a body corporate or a partnership.

1.1.4	“Agency Cash” means any cash held on behalf of third parties, including members of the Bombardier Capital Group, whether as a collector of factored accounts receivable or otherwise.

1.1.5	“Aggregate Purchase Price” has the meaning ascribed thereto in Section 2.2.1.

1.1.6	“Agreement” means this amended and restated purchase agreement, all Schedules hereto and all instruments supplemental hereto or in amendment or confirmation hereof; “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this Agreement and not to any particular Article, Section, Subsection or other subdivision; “Article”, “Section”, “Subsection” or other subdivision of this Agreement means and refers to the specified Article, Section, Subsection or other subdivision of this Agreement.

1.1.7	“Agricultural Zone Real Properties” means the real properties set forth in Schedule 1.1.7;

1.1.8	“Agricultural Zone Real Property Lease” means the lease in the form set forth in Schedule 1.1.8;

1.1.9	“Asset Transfer Agreement” has the meaning ascribed thereto in the Recitals to this Agreement, in form and substance satisfactory to the Parties.

1.1.10	“Assumed Liabilities” means all Liabilities of the Vendor relating to the BRP Business Segment or the Transferred Assets to be assumed by Canco pursuant to the Asset Transfer Agreement but excluding the Excluded Liabilities.

1.1.11	“Audited Financial Statements” means the audited combined financial statements of the BRP Business Segment as at and for the fiscal years ended on January 31, 2003, 2002 and 2001, including the balance sheets, statements of income, statements of cash flow and statements of changes in the Vendor’s net investment, together with the notes to such financial statements and the auditors’ report thereon, copies of which are attached hereto as Schedule 1.1.11, all prepared in accordance with Generally Accepted Accounting Principles applied on a basis consistent with that of preceding periods (except as noted in such financial statements).

1.1.12	“Authorization” means all permits, certificates, certificates of authorization, certificates of compliance, authorizations, licences, approvals of and registrations with any Government or pursuant to any Laws used or held for use in or otherwise relating to the BRP Business Segment (including Environmental Authorizations but excluding Government Approvals).

1.1.13	“Balance Sheet Date” means July 31, 2003.

1.1.14	“Balance Sheet Date Agency Liability Amount” means the aggregate amount of all Liabilities of the BRP Companies as of the close of business on the Balance Sheet Date in respect of their obligations to remit to other parties collected but not yet remitted Agency Cash.

1.1.15	“Balance Sheet Date Cash Amount” means the amount of cash reflected on the July 31 Balance Sheet (i.e., approximately $23,000,000).

1.1.16	“Balance Sheet Date Net Working Capital Adjustment Amount” means $98,000,000.

1.1.17	“BMCA” means Bombardier Motor Corporation of America, a corporation incorporated under the Laws of Delaware with its registered office at 6545 US 1, Grant, Florida, USA 32949.

1.1.18	“BMCA NOL Adjustment” means (i) any reduction in the BMCA NOL Carryforward as a result of an adjustment by, or settlement with, a Tax Authority with respect to any Pre-Closing or Straddle Period and/or (ii) the amount, if any, by which the BMCA NOL Carryforward as of the Closing Date is less than thirty three million six hundred ninety one thousand fifty United States dollars (U.S.$33,691,050).

1.1.19	“BMCA NOL Carryforward” means the portion of the consolidated net operating loss of the Holdings USA Group which is attributed to BMCA upon its departure from the Holdings USA Group pursuant to Treasury Regulation sections 1.1502-21 and 1.1502-21T and available to carry forward to future tax years of BMCA.

1.1.20	“BMCA Shares” means the one hundred (100) shares in the capital of BMCA to be held by the Vendor following the Reorganization and to be delivered at Closing to the Purchaser, duly endorsed for transfer.

1.1.21	“Bombardier Capital Arrangements” means the (i) Strategic Alliance Exclusivity Agreement; (ii) Second Amended and Restated Wholesale Financing Agreement between BMCA and Bombardier Capital Inc. substantially in the form attached hereto as part of Schedule 1.1.21; (iii) Amended and Restated Wholesale Financing Agreement between Canco and Bombardier Capital Ltd. substantially in the form attached hereto as part of Schedule 1.1.21; (iv) Receivables Purchase Agreement between BRP Receivables Funding LLC and Bombardier Capital Inc., as the initial investor and operating agent, BMCA, Nordtrac, Bombardier-Nordtrac AB and Bombardier-Nordtrac AS, each as an originator and servicer, and Canco as an originator and parent servicer; and (v) Master Instalment Sales Contract (Receivables Purchase Agreement) dated as of July 12, 2002 by and between Canco (as successor in interest to the Vendor), BMCA, Bombardier Recreational Products Europe N.V., and Bombardier Capital Ltd. and Bombardier Capital Inc., as amended by the First Amendment to the Master Instalment Contract (Receivables Purchase Agreement) dated as of December 18, 2003.

1.1.22	“Bombardier Capital Group” means collectively Bombardier Capital Inc., Bombardier Capital Ltd., BCI Finance Inc., Bombardier Capital Rail Inc., Bombardier Finance Inc., Bombardier Capital Insurance Agency Inc., and RJ Finance Corp. Two, the members of the Bombardier Capital business segment (other than the Vendor);

1.1.23	“Books and Records” means all books, records, files and documentation (in whatever medium and wherever situated) of the Vendor and its Affiliates which pertain to the BRP Business Segment; for avoidance of doubt, the term “Books and Records” includes all statements, projections, books, ledgers, records, financial records, accounting records, consents, Authorizations, written Contracts, Employee files, documentation, evidence or indication of ownership of the Vendor in and to any Transferred Assets, the Agricultural Zone Real Properties, assets of the Purchased Subsidiaries, Purchased Shares, the Canadian Patents, the U.S. Patents and Trade-marks or the Icelandi Bond. In the event any of the above Books and Records pertain to the BRP Business Segment but pertain primarily to another business of the Vendor and its Affiliates or to the Excluded Assets, or if the Vendor is required by Law to retain originals of any such Books and Records, the phrase “Books and Records” means copies thereof.

1.1.24	“BRP Bank Accounts” has the meaning ascribed thereto in Section 3.1.46.1.

1.1.25	“BRP Business Segment” means the recreational products business of the Vendor reflected in the Audited Financial Statements and the July 31 Audited Financial Statements as carried on by the Vendor directly or through Affiliates prior to the Closing Date and includes (i) the manufacturing and sale of snowmobiles, personal watercrafts, all-terrain vehicles, sports boats, outboard engines, snow-grooming equipment, multipurpose tracked vehicles, karts and engines that power snowmobiles, personal watercrafts, all-terrain vehicles and certain boats, motorcycles, karts, scooters, light-weight and ultra light aircraft and small aircraft of the same type as powered by the Rotax 936 Engine, and the sale of related parts and accessories and clothing, in each case, together with all products under consideration, research and/or development and (ii) the licensing of related trade-marks, trade names, service marks, service names, certification marks, brands, logos and trade dresses on third party wares (collectively, the “BRP Products”).

1.1.26	“BRP Cash Activity Records” has the meaning ascribed thereto in Section 3.1.46.1.

1.1.27	“BRP Companies” means the Purchased Subsidiaries, Rotax KG, Rotax Management, Nordtrac A.S. and Nordtrac Aktiebolag.

1.1.28	“BRP Intellectual Property Rights” means any or all Intellectual Property in Technology or other Intellectual Property, in each case that is (i) used in the BRP Business Segment as carried on by the Vendor directly or through Affiliates prior to the Closing Date, or (ii) owned by any of the BRP Companies, or (iii) owned by the Vendor in connection with the BRP Business Segment.

1.1.29	“BRSC” means Bombardier Receivables Securitization Corporation.

1.1.30	“BRSC Overfund Payment” has the meaning ascribed thereto in Section 4.10.2.

1.1.31	“Business Day” means a day (other than a Saturday or Sunday) on which banks are open during normal business hours in Montréal, Québec, and Boston, Massachusetts.

1.1.32	“Canadian Business” means the portion of the BRP Business Segment carried on directly by the Vendor and to be transferred to Canco pursuant to the Asset Transfer Agreement.

1.1.33	“Canadian IP Assignment” means the assignment agreement in the form attached hereto as Schedule 1.1.33 providing for the assignment by the Vendor to the Purchaser (or its permitted designee) of the Canadian Patents.

1.1.34	“Canadian Patents” means all world-wide patents and applications of the Vendor in connection with the BRP Business Segment, all re-examinations,

reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, including those set forth in Schedule 3.1.26.1 for which the Vendor is indicated as the “current owner” and the inventions as fully described and claimed therein, including any and all rights to file international or foreign patent applications claiming priority to any of the foregoing.

1.1.35	“Canco Employees” means all of the employees of the Vendor employed in the Canadian Business immediately prior to the Closing; for greater certainty, the term “Canco Employees” includes (i) employees employed on an hourly or salaried basis, (ii) part-time employees, and (iii) employees receiving short-term or long-term disability benefits or payments or workers compensation on the Closing Date and employees on sick leave, maternity leave or leave of absence on the Closing Date in each case who have a right to return to work under Contract or applicable Law, and, for greater certainty, excludes Temporary Employees.

1.1.36	“Canco Shares” means the two hundred (200) shares in the capital of Canco held by the Vendor, to be delivered at Closing to the Purchaser, duly endorsed for transfer.

1.1.37	“Cash Pooling Arrangements” means the cash pooling arrangements maintained by the Vendor and the BRP Companies for purposes of effecting transfers of cash between the BRP Business Segment, on the one hand, and the Vendor and its other Affiliates, on the other hand.

1.1.38	“Cash Purchase Price” has the meaning ascribed thereto in Section 2.2.1.

1.1.39	“Claim Expenses” has the meaning ascribed thereto in Section 8.7.5.

1.1.40	“Claim Defense Status Report” has the meaning ascribed thereto in Section 8.7.4.

1.1.41	“Claims” includes claims, demands, charges, complaints, actions, suits, causes of action, hearings, litigations (whether criminal or civil), assessments or reassessments, arbitrations, investigations, judgments or grievances, including notices to, or from, or proceedings by or before any Government.

1.1.42	“Closing” means (i) the delivery to the Purchaser of the certificates for the Purchased Shares and of the Icelandi Bond, duly endorsed for transfer, (ii) the execution and delivery by the Vendor to the Purchaser of the Canadian IP Assignment, (iii) the execution and delivery by BMCA to the Purchaser of the U.S. IP Assignment, and (iv) the payment to the Vendor (or to any other Person designated by the Vendor) of the Cash Purchase Price and the issuance of the Preferred Stock on the Closing Date pursuant to Section 2.3.

1.1.43	“Closing Date” means the date on which the Closing occurs.

1.1.44	“Code” means the Internal Revenue Code of 1986, as amended.

1.1.45	“Collateral Agreements” means the Trade-Mark License Agreement, the Bombardier Capital Arrangements, the Confidentiality Agreement and the Agricultural Zone Real Property Lease.

1.1.46	“Collective Agreements” means the employee agreements, the collective bargaining agreements and the collective agreements binding the Vendor or any of its Affiliates (including the BRP Companies) in connection with the BRP Business Segment and all related documents including letters of understanding, letters of intent, side letters, grievance settlements or other documents evidencing an obligation under a collective bargaining agreement and other written communications with bargaining agents, employee relation committees or other similar representative organizations, if any, for Employees which impose any obligations upon the Vendor or any of its Affiliates (including the BRP Companies) in connection with the BRP Business Segment.

1.1.47	“Commercially Reasonable Efforts” means the efforts that a commercially reasonable and prudent Person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible, including the incurrence of reasonable expenditures or liabilities by such Person.

1.1.48	“Competing Bidder” means any Person (other than the Purchaser and the equity sponsors of the Purchaser) with whom the Vendor, any of its Affiliates or its investment banking advisors (including UBS Bunting Warburg Inc. and Morgan Stanley & Co. Incorporated) entered into a confidentiality agreement or engaged in substantive discussions in respect of the potential sale of the Vendor’s recreational products business segment.

1.1.49	“Composite Marks” means each of the trade-marks and service marks which are registered, or for which an application for registration is pending, which include both (i) trade-marks, service marks, certification marks, trade dresses and trade names included in the Transferred Assets or which are or (as of the Closing) will be owned by any BRP Company and (ii) trade-marks, service marks, certification marks, trade dresses and trade names which are owned by the Vendor or its Affiliates and which are not included in clause (i), including the trade-marks and service marks set forth in Schedule 1.1.49.

1.1.50	“Confidentiality Agreement” means the confidentiality agreement dated May 9, 2003 between Bain Capital Partners, LLC and the Vendor.

1.1.51	“Confirmatory Assignments” means each of the assignments of patents and other rights in the form attached hereto as Schedule 1.1.51.

1.1.52

“Contracts” means all written or oral outstanding contracts and agreements (including quotations, purchase orders and rebates), Collective Agreements, leases (including Real Property Leases), deeds, indentures, instruments, entitlements, commitments and orders made by or to which the Vendor (in connection with the BRP Business Segment) or any of the BRP Companies is a

party or by which the Vendor (in connection with the BRP Business Segment) or any of the BRP Companies is bound or under which the Vendor (in connection with the BRP Business Segment) or any of the BRP Companies has, or will have, any rights or Liability and includes rights to use, franchises, licenses and agreements for the purchase and sale of assets or shares but excluding all negotiable instruments and letters of credit issued by or on behalf of the Vendor, and the term “Contract” shall mean any one of the foregoing.

1.1.53	“Corporate Records” means, for each of the BRP Companies, the corporate records of each such entity, including (i) all constating documents and by-laws; (ii) all minutes of meetings and resolutions of shareholders and directors (and any committees); and (iii) the share certificate books, securities register, register of transfers and register of directors.

1.1.54	“Debt Commitment Letter” means the commitment letter from Merrill Lynch Capital Corporation to the Purchaser dated November 11, 2003, relating to certain credit facilities to be made available to the Purchaser in connection with the transactions contemplated in this Agreement, a true and complete copy of which is attached as Schedule 3.2.5.

1.1.55	“Debt Financing” means each of (i) the secured credit facilities and (ii) the unsecured debt financing in connection with the transactions contemplated herein, as described in the Debt Commitment Letter.

1.1.56	“Debt Settlement” shall mean the payment, satisfaction or extinguishment of any intercompany debts or other obligations in connection with or related to the Reorganization or the transactions contemplated by this Agreement.

1.1.57	“Direct Required Credits” has the meaning ascribed thereto in Schedule 6.19.

1.1.58	“Disclosure Letter” has the meaning ascribed thereto in Section 11.16.

1.1.59	“Disputed Items” has the meaning ascribed thereto in Section 6.19.2.

1.1.60	“Due Date” shall mean, with respect to any Tax Return or payment, the date on which such Tax Return is due to be filed or such payment is due to be made to the appropriate Tax Authority pursuant to applicable Law, giving effect to any applicable extensions of the time for such filing or payment.

1.1.61	“Employees” means all of the employees of the Vendor or any of its Affiliates (including the BRP Companies) employed in the BRP Business Segment immediately prior to the Closing; for greater certainty, the term “Employees” includes (i) employees employed on an hourly or salaried basis, (ii) unionized employees, (iii) part-time employees, and (iv) employees receiving short-term or long-term disability benefits or payments or workers compensation on the Closing Date and employees on sick leave, maternity leave or leave of absence on the Closing Date in each case who have a right to return to work under Contract or applicable Law, and, for greater certainty, excludes Temporary Employees.

1.1.62	“Encumbrances” means pledges, liens (statutory or otherwise), charges, security interests, leases, pledges, privileges, licenses, title retention agreements, mortgages, hypothecs, restrictions, development or similar agreements, easements, servitudes, rights-of-way, restrictive covenants, title defects, options or adverse Claims, encroachments or encumbrances of any kind or character whatsoever or however arising.

1.1.63	“Environment” means the environment or natural environment and includes air, surface water, ground water, land surface, soil, subsurface strata, stream sediments, ambient air (including indoor air), plant and animal life, and any sewer system.

1.1.64	“Environmental Authorizations” means approvals, permits, certificates, licences, authorizations, consents, agreements (including any sewer surcharge agreement), instructions, directions, or registrations issued, granted, conferred or required by a Government with respect to any Environmental Law, excluding Government Approvals.

1.1.65	“Environmental Laws” means all applicable Laws as they existed from time to time up to the Closing relating to the protection of the Environment, human health or safety (other than issues relating to the health and safety of Employees in the workplace, except for Hazardous Substances), including such Laws related to the withdrawal or use of ground water or to the emission, discharge, generation, processing, storage, holding, handling, use, manufacture, labelling, abatement, management, treatment, control, monitoring, remediation, existence, Release, threatened Release or arranging for the transportation and disposal of any Hazardous Substance.

1.1.66	“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

1.1.67	“Estimated Net Cash Adjustment Statement” has the meaning ascribed thereto in Section 4.9.3.

1.1.68	“Estimated Interim Period Net Cash Adjustment Amount” means the Vendor’s good faith estimate of the Interim Period Net Cash Adjustment Amount based on the BRP Cash Activity Records and the other Books and Records as set forth on the Estimated Net Cash Adjustment Statement. For purposes of clarity, the Estimated Interim Period Net Cash Adjustment Amount shall not reflect any payment that is anticipated to be made prior to Closing under Section 4.9.5 or 4.10.

1.1.69	“Excluded Assets” means all of the assets described in Schedule 1.1.69

1.1.70	“Excluded Liabilities” means all of the Liabilities set forth or referred to in Schedule 1.1.70.

1.1.71	“Existing Product Liability Insurance Deductible” means, with respect to any Reserved Product Liability Claim, $100,000 for claims resulting from or arising out of or relating to any occurrence of injury or damage on or prior to June 30, 2000, and $250,000 thereafter.

1.1.72	“Expropriation” means, with respect to any Real Property, an exercise of condemnation, eminent domain rights or other expropriation or the imposition and enforcement of a restraining order or other injunction or any zoning or other use restriction, through which such Real Property is declared or rendered unusable.

1.1.73	“Federal Tax Sharing Agreement” shall mean the Federal Income Tax Sharing Agreement dated January 15, 1999, by and among Holdings USA and its Subsidiaries.

1.1.74	“Fixed Assets” means the fixed assets, machinery, equipment, computers, networking equipment, fixtures, furniture, furnishings, vehicles, material handling equipment, implements, parts, tools, jigs, dies, molds, patterns and tooling, spare parts owned, held or used by the Vendor and its Affiliates relating to the BRP Business Segment, including any which are in storage, or in transit, and other tangible property and facilities (including buildings, building improvements and building systems) whether located in or on the premises of the Vendor and its Affiliates or elsewhere.

1.1.75	“Foreign Exchange Contracts” means foreign exchange contracts referred to in Schedule 1.1.75 and the ISDA Master Agreements to the extent related to such foreign exchange contracts.

1.1.76	“Generally Accepted Accounting Principles” means the accounting recommendations and interpretations which are issued by the Canadian Institute of Chartered Accountants.

1.1.77	“Golder Reliance Letters” means a letter substantially in the form of Schedule 1.1.77 addressed to the Purchaser and one or more letters substantially in the form of Schedule 1.1.77 addressed to the Purchaser’s debt financing sources.

1.1.78	“Government” means any government, federal, provincial, state or local, whether Canadian or foreign, including any agency, authority, board, body, division, subdivision, audit group or procuring office and the employees or agents thereof; “Governmental” shall mean of, by, or otherwise relating to a Government.

1.1.79	“Government Approvals” means the approvals, consents, assurances, authorizations, clearance decisions and expiration of applicable waiting periods under any Laws or from any Government required to consummate the transactions contemplated by this Agreement, in each case set forth in Schedule 1.1.79, and includes the Pre-Closing Government Approvals.

1.1.80	“Hazardous Substances” means any substance that (i) requires investigation, removal or remediation under any Environmental Law or is defined, listed,

regulated or identified as a “hazardous material”, “toxic substance”, “contaminant”, “pollutant”, “oil” or “hazardous substance” thereunder including wastes of any nature, any petroleum products and derivatives, asbestos, asbestos containing materials, vermiculite, chlorinated solvents, lead, urea formaldehyde foam insulation, mould, microbial organisms or substances related thereto; or (ii) is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or is otherwise hazardous and is regulated by any Government or any Environmental Laws.

1.1.81	“Holdings Austria” means Sonis Beteiligungsverwaltungs GmbH, a corporation incorporated under the Laws of Austria, with its registered office at Friedrichstrasse 10, c/o Exinger GmbH, A-1015, Vienna, Austria.

1.1.82	“Holdings Austria Shares” means the interests in the capital of Holdings Austria to be held by the Vendor following the Reorganization and to be delivered at Closing to the Purchaser, duly endorsed for transfer.

1.1.83	“Holdings USA” means Bombardier Holdings (USA) Inc., a corporation incorporated under the Laws of Delaware.

1.1.84	“Holdings USA Group” shall mean the affiliated group (as defined in Code section 1504) the common parent of which is Holdings USA.

1.1.85	“Icelandi Bond” means the two hundred fifteen million euro (€ 215,000,000) principal amount loan receivable (bond) owing by Holdings Austria to Zurich Branch.

1.1.86	“Income Tax Act” means the Income Tax Act (Canada) and the Income Tax Regulations adopted pursuant thereto as they may each from time to time be amended and in effect.

1.1.87	“Indemnified Party” has the meaning ascribed thereto in Sections 8.1 and 8.3.

1.1.88	“Indemnifying Party” has the meaning ascribed thereto in Section 8.9.

1.1.89	“Independent Accounting Firm” has the meaning ascribed thereto in Section 6.19.4.

1.1.90	“Indirect Required Credits” has the meaning ascribed thereto in Schedule 6.19.

1.1.91	“Initial Estimate” has the meaning ascribed thereto in Section 4.9.2.

1.1.92

“Intellectual Property” means any or all intellectual property rights, whether registered or not, including those rights arising out of or related to: (i) all domestic and foreign patents and applications therefor and all re-examinations, reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all trade-marks, trade names, service marks, service names, certification marks, brands, logos, trade dresses and domain names, together with the goodwill associated therewith; (iii) all copyrights, data rights and mask works rights; (iv) all industrial designs and CAD designs; (v) all works including computer software, documentation, designs, schematics, specifications or records; (vi) all inventions (whether or not patentable); (vii) all proprietary and confidential business and technical information including technical data, trade secrets, ideas, formulae, algorithms, methods, techniques, processes, research and development and technology know-how, databases, data compilations and collections and technical data; including, in the case of each of clauses (i) through and including (vii) above whether such rights are registered or not and, in the case of each of clauses (i) through and including (viii) above (x) any and all registrations, applications, recordings, common-law rights and Contracts, (y) all rights of privacy or moral rights, however denominated, throughout the world and in all media now known, and (z) all rights to sue at law or in equity for any past infringement or other impairment of any and all of the foregoing, including the right to receive all proceeds and damages therefrom, where applicable at Law.

1.1.93	“Intercompany Accounts” all intercompany advances, expenses, charges, allocations, debits, indebtedness, notes or other accounts reflected in the books and records of the Vendor and its Affiliates as outstanding as of the Closing as between the Vendor or any of its Affiliates (other than the BRP Companies and the members of the Bombardier Capital Group), on the one hand, and any of the BRP Companies, on the other.

1.1.94	“Interim Period” means the period from and after the close of business on the Balance Sheet Date through and including the close of business on the Closing Date.

1.1.95	“Interim Period Indirect Required Credits Amount” means the aggregate amount of Indirect Required Credits during the Interim Period.

1.1.96	“Interim Period Net Cash Adjustment Amount” means, subject to Sections 4.9.6 and 4.9.7, an amount, determined as of the close of business on the Closing Date, equal to (A) the sum of (1) the Interim Period Net Cash Swept Amount, (2) the Interim Period Non-Permitted Payments and Charges Amount and (3) the Interim Period Indirect Required Credits Amount minus (B) the Interim Period Non-Permitted Credits Amount.

1.1.97	“Interim Period Net Cash Swept Amount” means the net amount of Vendor Cash Inflows (as negative amounts) and Vendor Cash Outflows (as positive amounts) during the Interim Period. For avoidance of doubt, the Parties acknowledge that if the aggregate amount of Vendor Cash Outflows during the Interim Period exceeds the aggregate amount of Vendor Cash Inflows during the Interim Period, the Interim Period Net Cash Swept Amount would be a positive number.

1.1.98	“Interim Period Non-Permitted Credits Amount” means the aggregate amount of Non-Permitted Credits during the Interim Period.

1.1.99	“Interim Period Non-Permitted Payments and Charges Amount” means the aggregate amount of all Non-Permitted Payments and Non-Permitted Charges during the Interim Period.

1.1.100	“Interim Period Taxes” has the meaning ascribed thereto in Section 6.6.

1.1.101	“Inventory” means all inventories, finished goods, demonstration units, work-in-progress, raw materials, spare parts, maintenance items and advertising materials, in each case on hand, in transit, ordered but not delivered, warehoused or wherever situated, relating to the BRP Business Segment, whether or not carried at value.

1.1.102	“IRS” shall mean the United States Internal Revenue Service or any successor thereto, including its agents, representatives and attorneys.

1.1.103	“JAB” means J.A. Bombardier (J.A.B.) Inc.

1.1.104	“July 31 Audited Financial Statements ” means the audited combined financial statements of the BRP Business Segment as at the second fiscal quarter ended on July 31, 2003, including the balance sheets, statements of income, statements of cash flow and statements of changes in the Vendor’s net investment, together with the notes to such financial statements and the auditor’s report thereon, copies of which are attached hereto as Schedule 1.1.104, all prepared in accordance with Generally Accepted Accounting Principles applied on a basis consistent with that of preceding periods (except as noted in such financial statements).

1.1.105	“July 31 Balance Sheet” means the audited combined balance sheet of the BRP Business Segment as of July 31, 2003 contained in the July 31 Audited Financial Statements.

1.1.106	“Knowledge” means, in the case of the Vendor, that the Vendor shall be deemed to have knowledge of a particular fact or other matter if any of the Persons set forth in Schedule 1.1.106 have knowledge of the fact or other matter.

1.1.107	“Law” means:

1.1.107.1	treaties, laws, statutes, codes, ordinances, orders, decrees, rules, guidelines, policies, regulations and municipal by-laws, whether domestic, foreign or international; and

1.1.107.2	all judgments, orders, writs, directions, injunctions, decisions, rulings, decrees and awards of any Government or court of law, in each case binding on the Party or Person referred to in the context in which such word is used.

1.1.108	“Leased Real Properties” has the meaning ascribed thereto in Section 3.1.24.2.

1.1.109	“Letters of Credit” means the letters of credit set forth in Schedule 1.1.109.

1.1.110	“Liability” means, with respect to any Person, any liability or obligation of such Person whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued and whether or not required under Generally Accepted Accounting Principles to be accrued on the financial statements of such Person.

1.1.111	“Losses” has the meaning ascribed thereto in Section 8.1.

1.1.112	“Material Adverse Change” or “Material Adverse Effect” means any change in, or effect on, the business, operations, assets, prospects or condition (financial or otherwise) of the BRP Business Segment which, when considered either individually or in the aggregate together with all other adverse changes or effects with respect to which such phrase is used in this Agreement, is, or is reasonably likely to be, materially adverse to the business, operations, assets, prospects or condition (financial or otherwise) of the BRP Business Segment, taken as a whole.

1.1.113	“Material Contract” means any Contract (i) involving aggregate payments in any year to or by the Vendor or any of its Affiliates in excess of five million dollars ($5,000,000) other than purchase orders in the Ordinary Course, (ii) involving (a) rights or obligations of the Vendor or any of its Affiliates that cannot be terminated by the Vendor or any of its Affiliates without penalty on ninety (90) days’ notice or less, and (b) aggregate required or guaranteed payments in any year to or by the Vendor or any of its Affiliates in excess of one million dollars ($1,000,000), (iii) which was entered into other than in the Ordinary Course, (iv) with respect to factoring, floor planning and other similar financing arrangements, (v) which restricts in any material way the business or activities of the BRP Business Segment, (vi) which expressly limits the freedom of the BRP Business Segment to compete in any line of business or transfer or move any of its assets, (vii) which is in the nature of a guarantee or suretyship of the obligations of any Person other than a BRP Company and other than the Letters of Credit and Performance Bonds, or (viii) which, or which if terminated, could have a Material Adverse Effect on the BRP Business Segment.

1.1.114	“Mediating Consultant” has the meaning ascribed thereto in Section 8.5.2.

1.1.115	“Mexico SA” means Bombardier (Mexico) S.A. de C.V., a corporation incorporated under the Laws of Mexico with its registered office at Isaac Newton No. 1650, Parque Antonio J. Bermudez, Ciudad, Juarez, Chihuahua, Mexico, C.P. 32470.

1.1.116	“Mexico SA Shares” means the Purchased Mexico SA Shares and thirteen (13) shares in the capital of Mexico SA held by BMCA.

1.1.117	“Net Working Capital Adjustment Payment” has the meaning ascribed thereto in Section 4.10.1.

1.1.118	“Non-Permitted Charges” has the meaning ascribed thereto in Schedule 6.19.

1.1.119	“Non-Permitted Credits” has the meaning ascribed thereto in Schedule 6.19.

1.1.120	“Non-Permitted Payments” has the meaning ascribed thereto in Schedule 6.19.

1.1.121	“Nordtrac” means Bombardier Nordtrac Oy, a corporation incorporated under the Laws of Finland, with its registered office at Teollisuustie 96100, Rovaniemi, Finland.

1.1.122	“Nordtrac Aktiebolag” means Bombardier Nordtrac Aktiebolag, a corporation incorporated under the Laws of Sweden with its registered office at Formvägen 10D, S-906 21 Umeå, Sweden.

1.1.123	“Nordtrac Aktiebolag Shares” means the five thousand (5,000) shares in the capital of Nordtrac Aktiebolag held by Nordtrac.

1.1.124	“Nordtrac A.S.” means Bombardier Nordtrac A.S., a corporation incorporated under the Laws of Norway with its registered office at N-7484 Trondheim, Norway.

1.1.125	“Nordtrac A.S. Shares” means the one thousand seven hundred (1,700) shares in the capital of Bombardier Nordtrac A.S. held by Nordtrac.

1.1.126	“Nordtrac Entity” means each of Nordtrac, Nordtrac A.S., and Nordtrac Aktiebolag.

1.1.127	“Nordtrac Shares” means the shares in the capital of Nordtrac to be held by the Vendor following the Reorganization and to be delivered at Closing to the Purchaser, duly endorsed for transfer.

1.1.128	“OMM Amazonia” means Bombardier Recreational Products Motores Da Amazonia Ltda, a corporation incorporated under the Laws of Brazil with its registered office at Avenida Tefé, 2.933, Japiim, in the city of Manaus, State of Amazonas, Brazil.

1.1.129	“OMM Amazonia Shares” means the shares in the capital of OMM Amazonia to be held by the Vendor following the Reorganization and to be delivered at Closing to the Purchaser, duly endorsed for transfer.

1.1.130	“Ordinary Course” means, with respect to an action taken by a Person, that such action is consistent with the past practices of the Person and is taken in the ordinary course of the normal day-to-day operations of the Person.

1.1.131	“Owned Properties” has the meaning ascribed thereto in Section 3.1.24.1.

1.1.132	“Parties” means the Vendor and the Purchaser; and “Party” shall mean either one of them as the context may require.

1.1.133	“Performance Bonds” means all performance, surety, customer and other bonds and other guarantees issued by the Vendor or on its behalf in connection with the BRP Business Segment set forth in Schedule 1.1.133.

1.1.134	“Permitted Charges” has the meaning ascribed thereto in Schedule 6.19.

1.1.135	“Permitted Encumbrances” means:

1.1.135.1	applicable municipal by-laws, development agreements, subdivision agreements, site plan agreements and building restrictions which do not in the aggregate materially adversely affect the use or value of the Real Property affected thereby and provided the same have been complied with in all material respects to the Closing Date including the posting of any required security for performance of obligations thereunder;

1.1.135.2	any easements, servitudes, rights-of-way, licences, restrictions that run with the land and other minor Encumbrances (including easements, rights-of-way and agreements for railways, sewers, drains, gas and water mains or electric light and power or telephone, telecommunications or cable conduits, poles, wires and cables) which do not materially adversely affect the use or value of the Real Property affected thereby and provided the same have been complied with in all material respects to the Closing Date;

1.1.135.3	defects or irregularities in title to the Real Property which are of a minor nature and do not materially adversely affect the use or value of the Real Property affected thereby;

1.1.135.4	any title defect, charge, encumbrance or situation described or referred to in the title opinions and certificates of location listed in Schedule 1.1.135.4;

1.1.135.5	reservations, limitations, provisos and conditions, if any, expressed in any original grants of land by a Government which do not materially adversely affect the use or value of the Real Property affected thereby and provided the same have been complied with in all material respects to the Closing Date;

1.1.135.6	encumbrances of mechanics, labourers, workmen, builders, contractors, suppliers of material or architects or other similar encumbrances incidental to construction, maintenance or repair operations which have either been registered or filed pursuant to Laws against the BRP Business Segment or not yet registered or filed and which, in any such case, relate to obligations not due and payable as at the Closing Date;

1.1.135.7	statutory encumbrances relating to obligations not due and payable as at the Closing Date;

1.1.135.8	Encumbrances for Taxes, assessments, Governmental charges or levies not due and payable as at the Closing Date;

1.1.135.9	Encumbrances for public utilities not due and payable as at the Closing Date;

1.1.135.10	rights of equipment lessors under equipment Contracts provided the terms of such equipment Contracts have been complied with in all material respects to the Closing Date;

1.1.135.11	financing statements evidencing the rights of equipment lessors under equipment Contracts in and to the equipment and vehicles which are subject to such Contracts provided the terms of such equipment Contracts have been complied with in all material respects to the Closing Date; and

1.1.135.12	any privilege in favour of any lessor, licensor or permitter for rent to become due or for other obligations or acts, the performance of which is required under Contracts so long as the payment of or the performance of such other obligation or act is not delinquent and provided that such Encumbrances or privileges do not adversely affect the use or value of the assets affected thereby.

1.1.136	“Permitted Payments” has the meaning ascribed thereto in Schedule 6.19.

1.1.137	“Person” means an individual, entity with juridical personality, corporation, company, cooperative, partnership, trust, unincorporated association or Government, and pronouns which refer to a Person shall have a similarly extended meaning.

1.1.138	“Post-Closing Period” shall mean any taxable period beginning after the Closing Date and any taxable period beginning on and ending after the Closing Date and, for Canadian jurisdictions only, also includes any taxable period beginning on or after the acquisition of the control of Canco by the Purchaser on the Closing Date within the meaning of section 249(4) of the Income Tax Act, having regard to section 256(9) of the Income tax Act.

1.1.139	“Post-Closing Taxes” has the meaning ascribed thereto in Section 6.6.

1.1.140

“Post-July 31 Product Liability Payments” means, with respect to any Reserved Product Liability Claim, the aggregate amount of (i) any Loss which any Person which is an Indemnified Party under Section 8.1 may suffer or incur, directly or indirectly, as a result of, arising out of or relating to such claim and (ii) all amounts incurred and paid in compromise or settlement, or pursuant to any judgment or order, in respect of such claim after July 31, 2003 including all costs, charges or expenses (including interest, penalties and attorneys and experts fees and charges) actually incurred and paid in accordance with Section 8.7 after July 31, 2003.

1.1.141	“Pre-Closing Government Approvals” means the approvals, consents, assurances, authorizations and clearance decisions, and the expiry of applicable waiting periods under any Laws or from any Government required to consummate the transactions contemplated by this Agreement, in each case set forth in Schedule 1.1.141.

1.1.142	“Pre-Closing Period” shall mean any taxable period ending on or prior to the Closing Date, excluding, for Canadian jurisdictions only, any taxable period beginning on or after the acquisition of the control of Canco by the Purchaser on the Closing Date within the meaning of section 249(4) of the Income Tax Act, having regard to section 256(9) of the Income Tax Act.

1.1.143	“Pre-Closing Taxes” has the meaning ascribed thereto in Section 6.6.

1.1.144	“Pre-Closing Third Party Consents” means all third party consents, approvals or waivers (other than Government Approvals) necessary for the assignment and transfer of all Contracts and other Rights set forth in Schedule 1.1.144, in each case in connection with (i) the Reorganization, (ii) the sale of the Canadian Patents and the Icelandi Bond by the Vendor to the Purchaser, (iii) the sale of the U.S. Patents and Trade-marks by BMCA to the Purchaser, or (iv) the sale of the Purchased Shares, or otherwise required to consummate the transactions contemplated by this Agreement.

1.1.145	“Pre-July 31 Product Liability Payments” means with respect to any Reserved Product Liability Claim, the aggregate amount of all amounts incurred in compromise or settlement, or pursuant to any judgment or order, in respect of such claim prior to July 31, 2003 including all costs, charges or expenses (including interest, penalties and attorneys and experts fees and charges) actually incurred by the Vendor or any of its Affiliates on or prior to July 31, 2003.

1.1.146	“Preferred Shares” has the meaning ascribed thereto in Section 2.2.1.

1.1.147	“Preferred Stock” means the non-voting, non-participating preferred shares of JAB having the rights and privileges set out in the draft Articles attached as Schedule 1.1.147.

1.1.148	“Purchased Brasil Shares” means the quotas in the capital of RP Brasil to be held by the Vendor following the Reorganization and to be delivered at Closing to the Purchaser, duly endorsed for transfer.

1.1.149	“Purchased Mexico SA Shares” means the shares in the capital of Mexico SA held by the Vendor, to be delivered at Closing to the Purchaser, duly endorsed for transfer.

1.1.150	“Purchased RP Asia Shares” means the shares in the capital of RP Asia held by the Vendor, to be delivered at Closing to the Purchaser, duly endorsed for transfer.

1.1.151	“Purchased RP Japan Shares” means the shares in the capital of RP Japan held by the Vendor, to be delivered at Closing to the Purchaser, duly endorsed for transfer.

1.1.152	“Purchased Shares” means the Canco Shares, the Holdings Austria Shares, the BMCA Shares, the Purchased Mexico SA Shares, the OMM Amazonia Shares, the Purchased Brasil Shares, the Nordtrac Shares, the Purchased RP Asia Shares, the RP Australia Shares, the RP Europe Shares and the Purchased RP Japan Shares.

1.1.153	“Purchased Subsidiaries” means collectively, Canco, Holdings Austria, BMCA, Mexico SA, Nordtrac, OMM Amazonia, RP Asia, RP Australia, RP Brasil, RP Europe and RP Japan.

1.1.154	“Purchaser Closing Statement” has the meaning ascribed thereto in Section 6.19.1

1.1.155	“Purchaser’s Product Liability Retention Amount” means, with respect to any Reserved Product Liability Claim, an amount equal to one-half of the Post-July 31 Product Liability Payments in respect of such Reserved Product Liability Claim, provided that in no event shall the amount of the “Purchaser’s Product Liability Retention Amount” determined pursuant to this definition exceed one-half of the amount calculated by subtracting the Pre-July 31 Product Liability Payments from the Existing Product Liability Insurance Deductible, provided, further, that the amount determined pursuant to the immediately preceding proviso shall in no event exceed one hundred twenty-five thousand dollars ($125,000).

1.1.156	“Real Properties” has the meaning ascribed thereto in Section 3.1.24.2.

1.1.157	“Real Property Leases” has the meaning ascribed thereto in Section 3.1.24.2.

1.1.158	“Release” has the meaning prescribed in any Environmental Law and includes any release, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction, whether accidental or intentional.

1.1.159	“Relocation Costs” has the meaning ascribed thereto in Section 8.6.1.

1.1.160

“Remedial Order” means any complaint, direction, order or sanction issued, filed or imposed by any Government with respect to any Environmental Laws, including any complaint, direction or order requiring investigation, assessment or remediation of any site or Hazardous Substance, or requiring that any

Release or any other activity be reduced, modified or eliminated or requiring any form of payment or co-operation be provided to any Government.

1.1.161	“Remediation” means (i) any investigation, monitoring, clean-up, containment, response, removal, or other remedial action (“Remedial Work”) required to bring any real property, including affected soil, groundwater and other environmental media regulated by Environmental Laws, into compliance with Environmental Laws and applicable Government cleanup objectives and (ii) any restoration of a real property following such Remedial Work reasonably necessary to return such property to a condition substantially equivalent to its condition and use prior to such Remedial Work.

1.1.162	“Reorganization” means the transactions set out in Schedule 1.1.162 to be effected by the Vendor and its Affiliates prior to Closing.

1.1.163	“Reorganization Documents” means the written agreements, instruments and other documents effecting any part of the Reorganization.

1.1.164	“Representative” means, with respect to any Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

1.1.165	“Required Credits” has the meaning ascribed thereto in Schedule 6.19.

1.1.166	“Reserved Product Liability Claims” means product liability claims that are the result of or arise out of or relate to any occurrence of injury or damage to person or property prior to the Time of Closing related to products of the BRP Business Segment, including the product liability claims identified in Schedule 1.1.166.

1.1.167	“Retained Marks” means all trade-marks, trade-names or corporate names, whether registered or not, that include the sprocket design mark or the words or expressions “Bombardier” and “Challenger” and the right of the Vendor to present itself as carrying on business under any such names or expressions and any Intellectual Property derived from any such names or expressions (including any logos associated therewith).

1.1.168	“Rights” has the meaning ascribed thereto in Section 2.5.

1.1.169	“Rotax Entity” means each of Rotax KG, Rotax Management and Holdings Austria.

1.1.170	“Rotax KG” means Bombardier-Rotax GmbH & Co. KG, an entity formed under the Laws of Austria with its registered office at Welser Strasse 32, A-4623 Gunskirchen, Austria.

1.1.171	“Rotax KG Shares” means all of the interest in the capital of Rotax KG held by Holdings Austria.

1.1.172	“Rotax Management” means Bombardier-Rotax Management GmbH, a limited liability company formed under the Laws of Austria with its registered office at Welser Strasse 32, A-4623 Gunskirchen, Austria.

1.1.173	“Rotax Management Shares” means all of the interests in the capital of Rotax Management held by Holdings Austria.

1.1.174	“RP Asia” means Bombardier Recreational Products Asia Ltd., a corporation incorporated under the Laws of Hong Kong with its registered office at 2nd Floor, Kader Industrial Centre, 17-19 Lok Yip Road, On Lok Tsuen, Fanling, New Territories, Hong Kong.

1.1.175	“RP Asia Shares” means the Purchased RP Asia Shares and the one (1) share in the capital of RP Asia held by RP Japan.

1.1.176	“RP Australia” means Bombardier Recreational Products Australia Pty Ltd., a corporation incorporated under the Laws of Australia with its registered office at 56 Canterbury Road, Bankstown NWS 2200, Australia.

1.1.177	“RP Australia Shares” means the shares in the capital of RP Australia held by the Vendor, to be delivered at Closing to the Purchaser, duly endorsed for transfer.

1.1.178	“RP Brasil” means Bombardier Recreational Products Brasil Ltda., a corporation incorporated under the Laws of Brazil with its registered office at Rua Rui Idelfonso Lisboa, 178, in the city of Campinas, State of São Paulo, Brazil.

1.1.179	“RP Brasil Shares” means the quotas in the capital of RP Brasil held by OMM Amazonia and the Purchased Brasil Shares.

1.1.180	“RP Europe” means Bombardier Recreational Products Europe NV, a corporation incorporated under the Laws of Belgium with its registered office at Skaldenstaat 125, 9042 Desteldonk (Ghent) Belgium.

1.1.181	“RP Europe Shares” means the shares in the capital of RP Europe to be held by the Vendor following the Reorganization and to be delivered at Closing to the Purchaser, duly endorsed for transfer.

1.1.182	“RP Japan” means Bombardier Recreational Products Japan Co. Ltd., a corporation incorporated under the Laws of Japan with its registered office at Higashida-cho 8, Kawasaki-ku Kawasaki-shi, Tokyo, Japan.

1.1.183	“RP Japan Shares” means the Purchased RP Japan Shares and the one (1) share in the capital of RP Japan to be held by RP Asia following the Reorganization.

1.1.184

“Sponsor Commitment Letters” means the letters from the equity financiers to the Purchaser dated December 2, 2003, relating to the provision of in the aggregate up to three hundred ten million dollars ($310,000,000) of financing in connection with the transactions contemplated in this Agreement, true and complete copies of which are attached as Schedule 3.2.5.

1.1.185	“Sponsor Confidentiality Agreement” means the Confidentiality Agreement, the confidentiality agreement dated May 8, 2003 between Beaudier Inc. and the Vendor and the confidentiality agreement dated March 28, 2003 between Capital d’Amérique CDPQ Inc. and the Vendor.

1.1.186	“Stand-Alone Contracts” means each of the agreements set forth in Schedule 1.1.186.

1.1.187	“State Tax Sharing Agreement” shall mean the State Tax Sharing Agreement dated January 15, 1999, by and among Holdings USA and its Subsidiaries.

1.1.188	“Straddle Period” shall mean any taxable period that begins before and ends after the Closing Date.

1.1.189	“Subsidiary” means, with respect to any specified person, any other Person of which such specified Person will, at the time, directly or indirectly through one or more Subsidiaries, (i) own at least fifty percent (50%) of the outstanding capital stock (or other shares of beneficial interest) entitled to vote generally, (ii) hold at least fifty percent (50%) of the partnership, limited liability company, joint venture or similar interests or (iii) be a general partner, managing member or joint venturer, provided that for the purposes of the definitions of “Federal Tax Sharing Agreement” and “State Tax Sharing Agreement”, “Subsidiary” (and, with correlative meaning, “Subsidiaries”) shall mean, with respect to a particular corporation, any corporation eighty percent (80%) owned and controlled (within the meaning of the eighty percent (80%) voting and value test of section 1504(a)(2) of the Code) by such particular corporation.

1.1.190	“Tax” and “Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Government, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Government in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, local, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other Government pension plan premiums or contributions.

1.1.191	“Tax Attribute” means any net operating loss, investment tax credit, foreign tax credit, or other credit, deduction or tax attribute (including basis).

1.1.192	“Tax Authority” (and, with correlative meaning, “Tax Authorities”) shall mean the IRS, the Canada Customs and Revenue Agency, and any other national, state, local, provincial or other Government authority responsible for the administration of Taxes.

1.1.193	“Tax Claim” shall mean a notice of deficiency, proposed adjustment, assessment, proposed assessment, reassessment, proposed reassessment, audit, examination, suit, dispute or other claim issued, proposed, made or brought by any Tax Authority with respect to Taxes or a Tax Return.

1.1.194	“Tax Returns” (and, with correlative meaning, “Tax Return”) shall mean all returns, reports, declarations, information, estimates, schedules, filings or documents (including any related or supporting information) filed or required by any Tax Authority to be filed with respect to Taxes, including all information returns, claims for refund, amended returns, declarations of estimated Tax, Tax elections, and requests for extensions of time to file any of the preceding items.

1.1.195	“Tax Sharing Agreements” shall mean the Federal Tax Sharing Agreement and the State Tax Sharing Agreement.

1.1.196	“Technology” means all inventions, works, discoveries, innovations, know-how, information (including ideas, research and development, know-how, formulas, compositions, processes and techniques, data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, business and marketing plans and proposals, documentation and manuals), computer software, firmware, computer hardware, integrated circuits and integrated circuit masks, electronic, electrical and mechanical equipment and all other forms of technology, including improvements, modifications, works in process, products under development, derivatives or changes, whether tangible or intangible, embodied in any form, whether or not protectible or protected by patent, copyright, mask work right, trade secret law or otherwise and all documents and other materials recording any of the foregoing, (i) used in the BRP Business Segment as carried on by the Vendor directly or through Affiliates prior to the Closing Date, or (ii) owned by any of the BRP Companies, or (iii) owned by the Vendor in connection with the BRP Business Segment.

1.1.197	“Temporary Employees” means individuals whose service to the BRP Business Segment is governed by one or both of the following agreements: (i) Contract BBV2003-CPP10 (and related Offre de Services) with Emplois Compétences dated May 30, 2003, and (ii) Contract BBG2003-IBB30 (and related Offre de Services) with Emplois Compétences dated August 4, 2003, both of which will be assumed by Canco pursuant to the Asset Transfer Agreement.

1.1.198	“Third Party Claim” has the meaning ascribed thereto in Section 8.11.

1.1.199	“Third Party Consents” means all third party consents, approvals or waivers (other than Government Approvals) necessary for the assignment and transfer of all Contracts and other Rights in connection with (i) the Reorganization, (ii) the sale of the Canadian Patents and the Icelandi Bond by the Vendor to the Purchaser, (iii) the sale of the U.S. Patents and Trade-marks by BMCA to the Purchaser, or (iv) the sale of the Purchased Shares, or otherwise required to consummate the transactions contemplated by this Agreement, and includes the Pre-Closing Third Party Consents and includes the consents set forth in Schedule 1.1.199.

1.1.200	“Time of Closing” means the time, on the Closing Date, at which the Closing occurs.

1.1.201	“Trade-Mark License Agreement” means the Trade-Mark License Agreement attached hereto as Schedule 1.1.201.

1.1.202	“Transaction Documents” means this Agreement, the Asset Transfer Agreement, the Canadian IP Assignment, the U.S. IP Assignment, the Confirmatory Assignments, the Vendor Release, all other agreements, bills of sale, instruments of conveyance, assignment and assumption, certificates and other such documents reasonably required to complete, in accordance with the terms and conditions of this Agreement, the sale, assignment, transfer and conveyance to the Purchaser (or one of its Subsidiaries, as applicable) of the Purchased Shares, the Canadian Patents, the U.S. Patents and Trade-marks and the Icelandi Bond, in each case, that are listed in the closing agenda relating to the Closing, a true and complete copy of which is attached as Schedule 1.1.202. For purposes of Section 2.4, the term “Transaction Documents” shall also include the Agricultural Zone Real Property Lease.

1.1.203	“Transaction Taxes” shall have the meaning ascribed thereto in Section 2.8.2.

1.1.204	“Transferred Assets” means all assets held for or used in the operations of the BRP Business Segment by the Vendor, whether or not accounted for in the Books and Records, other than the Excluded Assets (but including, for purposes of the representations and warranties set forth in Section 3.1, the Agricultural Zone Real Properties).

1.1.205	“Transferred Fuel Tank Claim” has the meaning ascribed thereto in Schedule 1.1.205.

1.1.206	“Treasury Regulations” (and, with correlative meaning, “Treasury Regulation”) shall mean the United States Treasury Regulations promulgated under the Code.

1.1.207	“U.S. IP Assignment” means the assignment agreement in the form attached hereto as Schedule 1.1.207 providing for the assignment by BMCA to the Purchaser (or its permitted designee) of the U.S. Patents and Trade-marks.

1.1.208	“U.S. Patents and Trade-marks” means all (i) inventions, ideas or know-how owned by BMCA, (ii) all patents and applications therefor and other rights arising out of any of (i) above, (iii) all other world-wide patents and applications therefor owned by BMCA, and all re-examinations, reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof for any of (i), (ii) or (iii) above, including those set forth in Schedule 3.1.26.1, for which BMCA is indicated as the “current owner”, along with any rights to file international or foreign patent applications claiming priority to any of the foregoing, (iv) world-wide trade-marks, service marks, certification marks, trade dresses, trade names and domain names owned by BMCA, whether registered or not, and any registrations and applications therefor, including those set forth in Schedule 3.1.26.1, for which BMCA is indicated as the “current owner” and (v) all works, design patents, industrial designs and other designs owned by BMCA, and all world-wide copyrights, designs rights or other rights in any such works or designs, whether registered or not, and any registrations and applications therefor, including those set forth in Schedule 3.1.26.1 for which BMCA is indicated as “current owner”.

1.1.209	“Vendor Cash Inflow” means, subject to the last paragraph of Part D of Schedule 6.19, any wire transfer of cash under the Cash Pooling Arrangements that is made to a BRP Bank Account from the Vendor and its other Affiliates but excluding (i) any transfer of cash to a BRP Bank Account as contemplated by Section 4.9.5 or 4.10.2, (ii) any receipt of a Direct Required Credit or Non-Permitted Credit from Vendor or its other Affiliates and (iii) the Net Working Capital Adjustment Payment.

1.1.210	“Vendor Cash Outflow” means, subject to the last paragraph of Part B of Schedule 6.19, any wire transfer or other payment or disbursement of cash (whether under the Cash Pooling Arrangements, in respect of a cash dividend or distribution, in respect of an Intercompany Account or otherwise) that is made to the Vendor or its other Affiliates from the cash of the BRP Business Segment, other than (1) any disbursement that constitutes a Permitted Payment to the Vendor and its other Affiliates and (2) any disbursement that is made to fund or reimburse the payment of a Permitted Charge by the Vendor and its other Affiliates.

1.1.211	“Vendor Employee Plans” has the meaning ascribed thereto in Section 3.1.34.

1.1.212	“Vendor Objection Notice” has the meaning ascribed thereto in Section 6.19.2.

1.1.213	“Vendor Release” has the meaning ascribed thereto in Section 6.12.

1.1.214	“Weekly Cash Reports” means the “weekly cash reports” of the BRP Business Segment prepared on a basis consistent with the weekly cash reports of the BRP Business Segment previously provided to the Purchaser.

1.1.215	“Winnovia Environmental Condition” has the meaning ascribed thereto in Schedule 1.1.214.

1.1.216	“Winnovia Notice” has the meaning ascribed thereto in Section 8.5.1.

1.1.217	“Winnovia Property” has the meaning ascribed thereto in Schedule 1.1.214.

1.1.218	“Winnovia Retained Environmental Liabilities” has the meaning ascribed thereto in Schedule 1.1.214.

1.1.219	“Zurich Branch” means Bombardier Corporate Financial Services Islandi sf., Reykjavik, Zurich Branch.

1.2	Accounting Principles

Accounting terms not otherwise defined herein shall have the meanings ascribed thereto under Generally Accepted Accounting Principles; such reference shall be deemed to include Generally Accepted Accounting Principles from time to time applicable as of the date on which the relevant calculation has been made, is made or is required to be made in accordance with Generally Accepted Accounting Principles.

ARTICLE 2

PURCHASE AND SALE

2.1	Purchase and Sale

Subject to and upon the terms and conditions of this Agreement, the Vendor shall sell and deliver to the Purchaser the Purchased Shares, the Canadian Patents and the Icelandi Bond, and the Purchaser shall purchase the Purchased Shares, the Canadian Patents and the Icelandi Bond from the Vendor, on the Closing Date in connection with which the Purchaser shall be assuming certain liabilities relating to the BRP Business Segment. The Vendor shall sell and deliver to the Purchaser the Canadian Patents pursuant to the Canadian IP Assignment after the sale and delivery of the Canco Shares. The Vendor shall cause BMCA to sell and deliver to the Purchaser the U.S. Patents and Trade-marks pursuant to the U.S. IP Assignment prior to the sale and delivery of the BMCA Shares and prior to the transfer of Bombardier Corporation shares and the liquidation and dissolution of Holdings USA that occur as part of the Reorganization.

2.2	Purchase Price

2.2.1	The consideration for the Purchased Shares, the Canadian Patents, the U.S. Patents and Trade-marks and the Icelandi Bond (the “Aggregate Purchase Price”) shall consist of: (A) cash in an amount equal to nine hundred ten million dollars ($910,000,000) (the “Cash Purchase Price”); and (B) the delivery of fifty thousand (50,000) shares of Preferred Stock having a face value on the Closing Date of fifty million dollars ($50,000,000) (the “Preferred Shares”).

2.2.2	The Aggregate Purchase Price shall be allocated in accordance with the methodology set forth on Schedule 2.2.2. The Vendor and the Purchaser shall report the purchase and sale of the Purchased Shares, the Canadian Patents, the U.S. Patents and Trade-marks and the Icelandi Bond in any Tax Returns in accordance with such methodology.

2.3	Payment of the Purchase Price; Issuance of the Preferred Shares

At the Time of Closing:

2.3.1	the Purchaser shall pay the Cash Purchase Price to the Vendor (or whomever the Vendor may designate in writing not later than two (2) Business Days prior to the Closing Date) by wire transfer of immediately available funds to account number 08-140-27 (National Bank of Canada, 600 de La Gauchetière Street West, Level A, Montréal, Québec, Branch 001-1, Swift Code: BNDCCAMM, Beneficiary: Bombardier Inc.), or such other account designated in writing by the Vendor not later than two (2) Business Days prior to the Closing Date; and

2.3.2	the Purchaser shall cause JAB to deliver to the Vendor (or a subsidiary thereof designated by the Vendor not later than two (2) Business Days prior to the Closing Date) certificates in definitive form in the name of the Vendor (or such designee) representing the Preferred Shares.

2.4	Conveyance Instruments

In order to effectuate more fully and completely the sale, assignment, conveyance and transfer of the Purchased Shares, the Canadian Patents, the U.S. Patents and Trade-marks and the Icelandi Bond to the Purchaser pursuant to the terms and conditions hereof and to give effect to the provisions of this Agreement, the Vendor and the Purchaser shall execute and deliver at the Closing, on the terms and conditions of this Agreement, all other Transaction Documents. Without limiting the foregoing, the Parties agree to execute and deliver, or to cause their Affiliates to execute and deliver at the Closing, instruments of conveyance in respect of the Purchased Shares, the Canadian Patents, the U.S. Patents and Trade-marks and the Icelandi Bond, respectively. Such instruments shall be treated as Transaction Documents. Each such Transaction Document shall be construed in conjunction with and as a part of this Agreement and all terms and conditions set forth in this Agreement will remain in full force and effect. In case of conflict between the provisions of this Agreement and those of the Transaction Documents, the former shall prevail. Any and all Claims of any Party under the Transaction Documents shall be subject to and be settled only in accordance with the provisions of this Agreement.

2.5	Assignment of Rights

Nothing in this Agreement or in the Asset Transfer Agreement shall be construed as a sale, assignment, conveyance or transfer of, or an attempt to, where applicable, sell, assign, convey or transfer, directly or indirectly, any Contracts, Accounts Receivable, Real Property Leases, BRP Intellectual Property Rights, Authorizations or other Transferred Assets (collectively, the “Rights”) if:

2.5.1	such Right is not saleable, assignable, conveyable or transferable by the Vendor without the consent of another Person (if such consent has not been obtained) or such sale, assignment, conveyance or transfer or attempted sale, assignment, conveyance or transfer would constitute a breach or termination of such Right without the consent of another Person (if such consent has not been obtained), or

2.5.2	the remedies for the enforcement of such Right available to the Vendor would not pass to the Purchaser.

2.6	Consents to Assignments

2.6.1	The Vendor shall diligently use Commercially Reasonable Efforts to obtain (i) all Third Party Consents and Government Approvals from all appropriate Persons and (ii) the re-issuance in the name and for the benefit of the Purchaser or the Purchased Subsidiaries, as the case may be, of Authorizations to replace non-transferable Authorizations of the BRP Business Segment on substantially the same terms.

2.6.2	The Vendor shall be solely responsible for seeking and obtaining (i) all Third Party Consents and Government Approvals (other than Pre-Closing Government Approvals to the extent provided in Section 6.1) from all appropriate Persons and (ii) the re-issuance in the name and for the benefit of the Purchaser or the Purchased Subsidiaries, as the case may be, of Authorizations to replace non-transferable Authorizations of the BRP Business Segment on substantially the same terms. The Purchaser agrees to furnish to the Vendor such necessary information and reasonable assistance as the Vendor may request in order to obtain the Government Approvals (other than Pre-Closing Government Approvals, it being understood that the Purchaser’s obligations in respect of Pre-Closing Government Approvals are as provided in Section 6.1).

2.6.3	If the Vendor fails to obtain a Third Party Consent or Government Approval (other than a Pre-Closing Government Approval) with respect to a particular Right, or re-issuance of a non-transferable Authorization, such that the full value of any such Right may not be realized for the benefit of the Purchaser or the Purchased Subsidiaries (as the case may be), the Vendor shall no later than at Closing, to the extent permitted by Law and using its Commercially Reasonable Efforts, take all such action and do or cause to be done all such things (including entering into sub-contract or service agreements) which are necessary or advisable in order that the obligations of the Vendor or the Purchased Subsidiaries, as the case may be, in connection with such Right may be performed in such manner that the full net value of such Right to the Vendor (or its Affiliates, as the case may be) is preserved and enures to the benefit of the Purchaser.

2.6.4	If the Vendor provides to the Purchaser, the full net value under any Right pursuant to Section 2.6.3, the Purchaser shall be responsible for, and shall pay, all obligations relating thereto on the same basis as if such Right had been assigned to and assumed by the Purchaser.

2.6.5	All costs and expenses related to the assignment, transfer, conveyance or re-issuance of any Right or the benefit of any Right (including any such costs and expenses arising in connection with the Vendor’s obligations to use Commercially Reasonable Efforts as contemplated in Sections 2.6.1 or 2.6.3) shall be paid by the Vendor.

2.6.6	If the Vendor fails to obtain a Third Party Consent or Government Approval (other than a Pre-Closing Government Approval) with respect to a particular Right, or re-issuance of a non-transferable Authorization or obtains a Third Party Consent or Government Approval (other than a Pre-Closing Government Approval) with respect to a particular Right, or re-issuance of a non-transferable Authorization, in such a manner that the Purchaser’s use or enjoyment of such Right is burdened by increased costs, obligations or other liabilities, such that the full net value of such Right is not delivered to the Purchaser at Closing as contemplated by Section 2.6.3, then, in either case, the Vendor shall indemnify the Purchaser in accordance with the provisions of Article 8.

2.6.7	If the Vendor is unable to lawfully provide the full net benefit of any Right to the Purchaser, it shall not, and shall cause its Affiliates not to, at any time use such Right for its or their own purposes or provide the benefit of such Right to any other Person.

2.7	Cooperation on Tax Matters

The Parties agree to cause to be furnished promptly to each other from time to time from and after the Closing such information and assistance relating to the BRP Business Segment including access to records, information and personnel, without charge (except to the extent provided in Section 8.8.5) as is reasonably necessary for the preparation of financial statements and filings relating to Tax matters, for the preparation for and proof of facts during any Tax audit, for the preparation of any Tax objection or appeal, for the prosecution or defense of any Tax Claim and for the answer to any Governmental inquiry into Tax matters, provided that, during the pendency of any dispute among the Parties or their respective Affiliates with respect to any of this Agreement, the other Transaction Documents or the Collateral Documents, absent the consent of the other Party, the Party having the foregoing obligation to provide access to records, information and personnel shall not have any obligation hereunder to provide the other Party with access to records, information and personnel relevant to such dispute (in which case the Laws governing information sharing applicable to such disputes shall govern).

2.8	Transaction Taxes and Fees, etc.

2.8.1

The Purchaser shall be responsible for one-half of the registration fees as well as the totality of the incremental sales, use, and transfer Taxes, if any, and those Taxes arising under the Act Respecting the Québec Sales Tax (Québec) and those Taxes arising under the Excise Tax Act (Canada), resulting from the sale of the Canadian Patents to the Purchaser that are in excess of such Taxes that would have arisen had the Vendor contributed the Canadian Patents to Canco as part of the Reorganization taking into account all elections which could have been made by the Vendor and Canco under applicable Law. The Purchaser shall remit the amount necessary to pay Taxes described in the preceding sentence for which it is responsible to the Vendor on or before the date on which the Vendor is required to remit the Tax to the appropriate Tax Authority. The Purchaser shall also be responsible for any sales, use or transfer tax and registration fees, on the transfer of the U.S. Patents and Trade-marks to the Purchaser. The Vendor shall provide a calculation of any

Transaction Tax for which the Purchaser is responsible pursuant to this Section 2.8.1 to the Purchaser at least twenty-one (21) days prior to the Due Date for payment of such Tax. The Purchaser shall have the right to review and object to the calculations for any such Transaction Tax. Any disagreement which cannot be resolved between the Purchaser and the Vendor shall be resolved pursuant to Section 11.22.

2.8.2	The Vendor shall calculate the amount of sales, use, transfer, value added or other similar taxes or fees (including all real estate, patent, copyright and trademark transfer taxes and real estate recording fees, but excluding, for the avoidance of doubt, any Taxes based on income) payable in connection with the Reorganization or the sale of the Canadian Patents or U.S. Patents and Trade-marks to the Purchaser (the “Transaction Taxes”). The Vendor and the Purchaser shall each promptly and timely file with the appropriate Tax Authorities the Tax Returns for the Transaction Taxes that they are required to file and shall remit payment of such Transaction Taxes to the appropriate Tax Authorities.

2.8.3	The Vendor shall be responsible for all Transaction Taxes not specifically set forth as the responsibility of the Purchaser in Section 2.8.1 (including all Taxes arising under the Act Respecting Duties on Transfers of Immovables (Québec)) and for all other Taxes directly and specifically attributable to or resulting from the Reorganization, but, for the avoidance of doubt, excluding capital taxes payable pursuant to Part I.3 of the Income Tax Act and any provincial capital taxes for any Post-Closing Periods. For greater certainty, the Vendor shall not be liable for any Post-Closing Taxes as a result of any adjustment made by any Tax Authority to the tax basis of the Canadian Patents and the U.S. Patents and Trade-marks.

2.8.4	Each of the Parties agrees that, unless required by Law, neither it nor any of its Affiliates, agents, officers, shareholders, directors, servants, or employees, shall send, or cause to be sent, or otherwise import or cause to be imported into Austria any original, certified copy or conformed copy of this Agreement including written confirmations or correspondence where reference is made to this Agreement. Any of the Parties in breach of this Section 2.8.4 shall indemnify the other Party for the Taxes such other Party is obliged to pay to the Austrian tax authorities as a result of the sending or importation of this Agreement into Austria, it being understood that the filing of this Agreement with the United States Securities and Exchange Commission shall not be a breach of this Section 2.8.4.

2.9	Reorganization

The Parties acknowledge that, in connection with the transactions contemplated herein, the Vendor shall effect the Reorganization in the manner set forth in Schedule 1.1.162. Within a reasonable period prior to the commencement of implementation of the Reorganization, the Vendor shall consult with the Purchaser as to the date, timing and manner thereof, which must be acceptable to the Purchaser. In the event the Vendor shall desire to effect the Reorganization in a manner other than as set forth in Schedule 1.1.162, the Vendor shall provide the Purchaser such information concerning such proposed deviation, addition, or other modification as the Purchaser shall request, and the Vendor shall obtain the Purchaser’s advance written consent thereto.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Vendor

The Vendor represents and warrants to the Purchaser as follows and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the purchase by the Purchaser of the Purchased Shares, the Canadian Patents, the U.S. Patents and Trade-marks and the Icelandi Bond, and the other transactions contemplated hereby, and that the Purchaser would not have entered into this Agreement without such representations and warranties. The Parties hereby agree to exclude altogether the effect of the legal warranty provided for by section 1716 of the Civil Code of Québec and any similar provision under any Laws.

Corporate Matters

3.1.1	Due Incorporation or Organization. The Vendor and each BRP Company:

3.1.1.1	is duly incorporated or organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization;

3.1.1.2	has all necessary corporate power, capacity and authority to own, lease and operate its properties and to conduct its business as and in the places where such properties are now owned, leased or operated or such business is now conducted.

3.1.2

Due Authorization. Each of the Vendor, each BRP Company, and each of their respective Affiliates has the necessary corporate power, capacity and authority to execute and deliver each of this Agreement, the other Transaction Documents, the Asset Transfer Agreement, the Collateral Agreements and the Reorganization Documents to which it is (or will be) a party and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement, the other Transaction Documents, the Asset Transfer Agreement, the Collateral Agreements and the Reorganization Documents by each of the Vendor, each BRP Company, and each of their respective Affiliates that is (or will be) party hereto or thereto and the performance by it of its obligations under this Agreement, the other Transaction Documents, the Asset Transfer Agreement, the Collateral Agreements and the Reorganization Documents, as applicable, have been (or in the case of agreements or documents to be executed and delivered at or prior to the Closing, will be, when executed and delivered) duly authorized by all necessary corporate action on their respective part. Subject to meeting or obtaining the Pre-Closing Government Approvals and all Third Party Consents, the execution, delivery and performance by each of the Vendor, each BRP Company, and each of their respective Affiliates of each of this Agreement, the other Transaction Documents, the Asset Transfer Agreement, the Collateral Agreements and the Reorganization Documents to

which it is (or will be) a party does not and will not require any consent or approval of, any registration with, notification to, or waiver from any Person or under any Laws to which any of the Vendor, any BRP Company or any of their respective Affiliates is subject.

3.1.3	Enforceability. This Agreement, the other Transaction Documents, the Asset Transfer Agreement, the Collateral Agreements and the Reorganization Documents constitute (or in the case of agreements or documents to be executed and delivered at or prior to the Closing, will constitute, when executed and delivered) legal, valid and binding obligations of each of the Vendor, each BRP Company, and each of their respective Affiliates party hereto or thereto enforceable against it in accordance with their respective terms, subject, however, to such limitations with respect to enforcement as are generally imposed by Law on creditors, in particular in connection with bankruptcy or similar proceedings, and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the competent court.

3.1.4	No Conflict. The execution and delivery of this Agreement, the other Transaction Documents, the Asset Transfer Agreement, the Collateral Agreements and the Reorganization Documents, the performance by each of the Vendor, each BRP Company, and each of their respective Affiliates of its obligations hereunder or thereunder, as applicable, and the consummation of the transactions contemplated hereby or thereby do not and will not, as and when executed and delivered and as of the Closing Date, result in a violation, contravention or breach of, or constitute a default under or result in any change in any of the material terms of, or result in the cancellation of, any by-law provision, constating instrument, Law or (subject to obtaining the applicable Third Party Consent, if any) material Contract to which each of the Vendor, each BRP Company or any of their respective Affiliates is a party or by which any of them is bound or result in the creation or imposition of any Encumbrance upon, or the forfeiture of, any of the Transferred Assets, the Canadian Patents, the U.S. Patents and Trade-marks, the Icelandi Bond, the Purchased Shares or the assets of the BRP Companies. There is currently no and, as at the Closing Date, there will be no agreement, commitment or understanding of any nature whatsoever, written or oral (other than this Agreement, the other Transaction Documents, the Asset Transfer Agreement and the Reorganization Documents) which grants to any Person the right to purchase or otherwise acquire the Purchased Shares, the Canadian Patents, the U.S. Patents and Trade-marks, the Icelandi Bond, the Transferred Assets, the Agricultural Zone Real Properties, or the assets of the BRP Companies.

3.1.5

Authorizations and Government Approvals. The Vendor and, as applicable, each of the BRP Companies, has and is in full compliance with, and entitled to all of the benefits under, all material Authorizations necessary or required to conduct the business of the BRP Business Segment as presently conducted, and each such Authorization has been validly issued and is in full force and effect. Other than as set forth in Schedule 3.1.5 and the Environmental

Authorizations, there is no material Authorization required to conduct the Canadian Business of the Vendor or the business of the BRP Business Segment as presently conducted. Other than the Government Approvals, no approval, order or consent of, waiver from, or filing with any Government is required on the part of any of the Vendor, any BRP Company or any of their respective Affiliates in connection with the execution, delivery and performance of this Agreement, the other Transaction Documents, the Asset Transfer Agreement, the Collateral Agreements or the Reorganization Documents or the consummation of the transactions contemplated hereby or thereby.

3.1.6	Corporate Records. The Corporate Records of each of the BRP Companies are, in all material respects, complete and accurate, are maintained in accordance with all applicable Laws and contain copies of all constating or incorporating documents, by-laws and resolutions passed by the shareholders and directors of each of the BRP Companies since the date of their incorporation.

3.1.7	Predecessors. Schedule 3.1.7 sets forth a list of (i) any Person that has ever merged with or into any Rotax Entity or any Nordtrac Entity, (ii) any Person a majority of whose capital stock (or similar outstanding ownership interests) or other equity interests has ever been acquired by any Rotax Entity or any Nordtrac Entity, and (iii) any Person all or substantially all of whose assets has ever been acquired by any Rotax Entity or any Nordtrac Entity, except, in each case, (x) for Subsidiaries of a Rotax Entity or Nordtrac Entity for the purpose of an internal reorganization or (y) as part of the Reorganization.

Matters relating to Purchased Shares

3.1.8	Authorized Capital (before Reorganization). The authorized capital of Canco consists of an unlimited number of shares, of which one hundred (100) shares (and no more) have been validly subscribed and issued and are outstanding as fully paid and non-assessable.

The fixed registered capital of Holdings Austria consists of a stated capital of thirty-five thousand euros (€35,000).

The authorized capital of Mexico SA consists of an unlimited number of shares, of which fifty seven million six hundred fifty thousand (57,650,000) shares (and no more) have been validly subscribed and issued and are outstanding as fully paid and non-assessable.

The authorized capital of Nordtrac consists of two hundred fifty thousand (250,000) shares, of which two hundred fifty thousand (250,000) shares (and no more) have been validly subscribed and issued and are outstanding as fully paid and non-assessable.

The authorized capital of OMM Amazonia consists of four million nine hundred eight thousand five hundred sixty four (4,908,564) quotas, of which four million nine hundred eight thousand five hundred sixty four (4,908,564) quotas (and no more) have been validly subscribed and issued and are outstanding as fully paid and non-assessable.

The authorized capital of RP Asia consists of five hundred (500) shares, of which five hundred (500) shares (and no more) have been validly subscribed and issued and are outstanding as fully paid and non-assessable.

The authorized capital of RP Australia consists of an unlimited number of shares, of which ten million nine hundred twenty seven thousand one hundred six (10,927,106) shares (and no more) have been validly subscribed and issued and are outstanding as fully paid and non-assessable.

The authorized capital of RP Europe consists of one thousand four hundred (1,400) shares, of which one thousand four hundred (1,400) shares (and no more) have been validly subscribed and issued and are outstanding as fully paid and non-assessable.

The authorized capital of RP Japan consists of three thousand six hundred (3,600) shares, of which three thousand four hundred (3,400) shares (and no more) have been validly subscribed and issued and are outstanding as fully paid and non-assessable.

The fixed registered capital of Rotax KG consists of partnership interests amounting to seven million two hundred sixty-seven thousand two hundred eight-three euros and forty-two euro cents (€7,267,283.42).

The fixed registered capital of Rotax Management consists of a stated capital of thirty-five thousand euros (€35,000).

The authorized capital of Nordtrac A.S. consists of one thousand seven hundred (1,700) shares, of which one thousand seven hundred (1,700) shares (and no more) have been validly subscribed and issued and are outstanding as fully paid and non-assessable.

The authorized capital of Nordtrac Aktiebolag consists of five thousand (5,000) shares, of which five thousand (5,000) shares (and no more) have been validly subscribed and issued and are outstanding as fully paid and non-assessable.

The authorized capital of RP Brasil consists of one million one hundred seventy two thousand (1,172,000) quotas, of which one million one hundred seventy two thousand (1,172,000) quotas (and no more) have been validly subscribed and issued and are outstanding as fully paid and non-assessable.

The authorized capital of BMCA consists of one thousand (1,000) shares, of which one hundred (100) shares (and no more) have been validly subscribed and issued and are outstanding as fully paid and non-assessable.

3.1.9	Issued Capital. The Canco Shares represent all of the issued and outstanding shares in the capital of Canco.

The Holdings Austria Shares represent all of the issued and outstanding interests in the capital of Holdings Austria.

The Mexico SA Shares represent all of the issued and outstanding shares in the capital of Mexico SA.

The Nordtrac Shares represent all of the issued and outstanding shares in the capital of Nordtrac.

The OMM Amazonia Shares represent all of the issued and outstanding quotas in the capital of OMM Amazonia.

The RP Asia Shares represent all of the issued and outstanding shares in the capital of RP Asia.

The RP Australia Shares represent all of the issued and outstanding shares in the capital of RP Australia.

The RP Europe Shares represent all of the issued and outstanding shares in the capital of RP Europe.

The RP Japan Shares represent all of the issued and outstanding shares in the capital of RP Japan.

The RP Brasil Shares represent all of the issued and outstanding quotas in the capital of RP Brasil.

The BMCA Shares represent all of the issued and outstanding shares in the capital of BMCA.

The Rotax KG Shares represent all of the outstanding capital of Rotax KG.

The Rotax Management Shares represent all of the issued and outstanding capital of Rotax Management.

The Nordtrac A.S. Shares represent all of the issued and outstanding shares in the capital of Nordtrac A.S.

The Nordtrac Aktiebolag Shares represent all of the issued and outstanding shares in the capital of Nordtrac Aktiebolag.

3.1.10

Title. The Vendor is the beneficial owner and holder of record of the Canco Shares. The entity under the column “Owner” in Schedule 3.1.10 is the owner of the shares of each BRP Company identified in the columns “BRP Company” and “% of Ownership” in such Schedule. At the completion of the Reorganization, the Vendor will be the owner and holder of the Purchased Shares and the Icelandi Bond. The Vendor is the owner of the Canadian

Patents. The Vendor, directly or indirectly through BMCA, is the owner of the U.S. Patents and Trade-marks. The Vendor shall transfer or cause to be transferred at Closing to the Purchaser a good and valid title to the Purchased Shares, the Canadian Patents, the U.S. Patents and Trade-marks and the Icelandi Bond free and clear of all Encumbrances.

3.1.11	No Options. There is no:

3.1.11.1	outstanding security of any BRP Company convertible or exchangeable into any share or shares or securities in the capital of any BRP Company,

3.1.11.2	outstanding subscription, option, warrant, call, pre-emptive right, commitment or agreement obligating any BRP Company to issue any share or shares of its capital or any security or securities of any class or kind which in any way relate to the authorized or issued capital of any BRP Company,

3.1.11.3	agreement, commitment or understanding of any nature whatsoever, written or oral (other than this Agreement, the Transaction Documents and the Reorganization Documents), which grants to any Person the right to purchase or otherwise acquire or have a Claim against any security or securities issued and outstanding in the capital of any BRP Company, or

3.1.11.4	voting trust or voting agreement or pooling agreement or proxy with respect to any equity interest of any BRP Company.

3.1.12	Investments. Except as disclosed in Schedule 3.1.12, no BRP Company controls, directly or indirectly, or owns any capital stock, share, partnership or membership interest, unit of participation or other similar interest (however designated) in any Person, or is otherwise a participant in any partnership, trust, joint venture, co-tenancy or similar jointly owned business undertaking, which is not a direct or indirect wholly owned Subsidiary of such BRP Company, or is itself a BRP Company.

Matters Relating to Canco

3.1.13	Restricted Activity. Canco was incorporated for the purpose of acquiring, holding and operating the Transferred Assets and since its incorporation up to the Closing Date its sole business activity will have been the ownership and operation of the Transferred Assets as of the Closing Date. Canco has no Liabilities as of the Closing Date, other than the Assumed Liabilities, and at Closing will have no assets other than the Transferred Assets.

3.1.14

 Agreements of Canco. Canco is not a party to nor bound or affected by any agreements, commitments or understandings of any nature whatsoever, written or oral except for, as of the Closing Date, the Asset Transfer Agreement and the agreements included in the Transferred Assets. Canco is not a party to nor bound by any agreement of guarantee, indemnification, assumption or endorsement or any other like commitment of Liabilities or indebtedness of any other Person, firm or corporation except, as of the Closing Date, those expressly assumed by Canco under the Asset Transfer Agreement.

3.1.15	Title to Transferred Assets. Subject to the consummation of the transactions under the Asset Transfer Agreement, Canco will be the sole owner of, and Canco shall have a good and valid title to or (in the case of property held under a lease) an enforceable lease with respect to or (in the case of property held under other Contract) an enforceable interest in or right to use, all of the Transferred Assets, in each case free and clear of all Encumbrances other than Permitted Encumbrances.

Matters Relating to Holdings Austria

3.1.16	Holdings Austria has not and will not, as of the Closing Date, have been engaged in any activity other than the acquisition and holding of the Rotax KG Shares and the Rotax Management Shares and since its incorporation up to the Closing Date its sole business will have been the ownership of such Rotax KG Shares and Rotax Management Shares. Holdings Austria has no Liabilities as of the Closing Date, other than the Icelandi Bond and at Closing will have no other assets than the Rotax KG Shares and the Rotax Management Shares.

3.1.17	Holdings Austria is the sole owner of, and has good and valid title to, the Rotax KG Shares and the Rotax Management Shares, in each case, free and clear of all Encumbrances other than Permitted Encumbrances.

Financial Matters

3.1.18	Financial Statements. Each of the Audited Financial Statements and the July 31 Audited Financial Statements were prepared in accordance with the Books and Records, have been prepared in accordance with Generally Accepted Accounting Principles applied on a basis consistent with that of preceding periods (except as noted in such financial statements), and fairly present and disclose in all material respects (i) the assets, liabilities and net investments of the BRP Business Segment, (ii) the results of operations of the BRP Business Segment, and (iii) the cash flows of the BRP Business Segment, all as at the dates and for the periods therein specified.

3.1.19

 Liabilities. The BRP Companies and the BRP Business Segment have no Liabilities, except for those Liabilities to the extent (i) set forth on the face of, or reserved against, in the July 31 Audited Financial Statements, (ii) incurred after July 31, 2003 in the Ordinary Course, (iii) in the case of Material Contracts or Vendor Employee Plans, arising under any such Contract or Vendor Employee Plans to the extent such Contract or Vendor Employee Plans is set forth in any of the Schedules attached to this Agreement (none of which results from, arises out of, or relates to any breach or violation of, or default under, any Contract or Law), (iv) arising under any Contract or Vendor Employee Plans not required to be disclosed in the Schedules to this

Agreement (none of which results from, arises out of, or relates to any breach or violation of, or default under, any Contract or Law), or (v) they are Excluded Liabilities.

3.1.20	Bank Accounts and Related Powers of Attorney. Schedule 3.1.20 sets forth (i) the name of each Person with whom each of the BRP Companies maintains an account or safety deposit box and the names of all Persons authorized to draw thereon or to have access thereto; and (ii) the name of each Person holding a general or special power of attorney from any of the BRP Companies for banking purposes and a summary of the terms thereof.

General Matters Relating to Business

3.1.21	Accounts Receivable. The Accounts Receivable which are reflected in the Audited Financial Statements and the July 31 Audited Financial Statements have arisen only from bona fide transactions in the Ordinary Course. To the Vendor’s Knowledge, there is no fact or circumstance generally (other than general economic conditions) which could result in any material increase in the uncollectability of such Accounts Receivable as a class in excess of the reserves therefor (if any) set forth in the July 31 Audited Financial Statements.

3.1.22	Sufficiency of Assets. The Transferred Assets, together with the assets of the BRP Companies and the Agricultural Zone Real Properties, collectively constitute all of the assets, properties, rights and goodwill (i) reflected in the July 31 Audited Financial Statements or acquired after July 31, 2003 (other than such assets which have been sold or otherwise disposed of since July 31, 2003 in the Ordinary Course) or (ii) held for use, or used, in the operations of the BRP Business Segment, and are adequate to enable the Purchaser to operate the BRP Business Segment immediately following Closing in the same manner as currently conducted.

3.1.23	Title to Property of the BRP Companies. Each of the BRP Companies is and, after the Reorganization, will be the sole owner of, and has a good and valid title to or (in the case of property held under a lease) an enforceable lease with respect to or (in the case of property held under other Contract) an enforceable interest in or right to use, all of the assets used or held for use by such BRP Company, in each case free and clear of all Encumbrances other than Permitted Encumbrances.

3.1.24	Real Properties.

3.1.24.1	Schedule 3.1.24.1 contains a true and complete list of all real or immovable property owned by the Vendor or any of its Affiliates (including any BRP Company), in respect of the BRP Business Segment (the “Owned Properties”).

3.1.24.2	Schedule 3.1.24.2 describes each (a) leasehold, subleasehold or other right of use or occupancy in real property granted to the Vendor or any of its Affiliates (including any BRP Company) in respect of the BRP Business Segment, (b) immovable property leased, subleased or with respect to which a right to use or occupy has been granted to the Vendor or any of its Affiliates (including any BRP Company) in respect of the BRP Business Segment (the “Leased Real Properties” and, together with the Owned Properties, the “Real Properties”) and (c) contains a true and complete list of all leases, subleases and other agreements or arrangements under which the Real Properties are leased, subleased, licensed or under which any right to use or occupy the Real Properties is otherwise granted (the items referred to in clause (c), collectively, the “Real Property Leases”).

3.1.24.3	The Real Properties constitute all of the real and immovable property interests held for use, or used, in the operations of the BRP Business Segment.

3.1.24.4	Each of the Real Properties does not violate, contravene or breach, and is used in compliance with, any and all Laws and all Authorizations applicable thereto, except for such violations, contraventions or breaches which have not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All Authorizations necessary in connection with the construction upon, and present use and operation of, each of the Real Properties and the lawful occupancy thereof have been issued by the appropriate Government, except where the absence of such issuance has not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.1.24.5	Other than as set forth in Schedule 3.1.24.5, and except for Permitted Encumbrances, there are no written or oral agreements, leases, undertakings, subleases, licenses, concessions, occupancy agreements or other Contracts granting to any other Person the right of use or occupancy of any of the Real Properties (or any portion thereof), and there is no Person (other than, prior to the Reorganization, the Vendor or a BRP Company or, after the Reorganization, a BRP Company) in possession of all or any portion of the Real Properties.

3.1.24.6

 None of the facilities currently existing on any of the Real Properties encroaches upon, and any facilities under construction on any of the Owned Properties will not encroach upon, the real or immovable property of any other Person except for Permitted Encumbrances. No facility of any other Person encroaches upon any of the Real Properties except for Permitted Encumbrances. Each facility currently existing on any of the Real Properties is supplied with utilities and other services (including gas, electricity, water, drainage, sanitary sewer, storm sewer, fire protection and telephone) necessary for the operation of such facility as the same is currently operated. Each parcel of Real Property has a valid and enforceable right to vehicular access to a public road.

3.1.24.7	There is no pending or, to Knowledge of the Vendor, threatened eminent domain taking, expropriation, condemnation or similar proceeding affecting any of the Real Properties, except with respect to that dealt with in Section 8.6.

3.1.24.8	Except as disclosed on Schedule 3.1.24.8, no business or operations (other than those of the BRP Business Segment) are conducted at or on any of the Real Properties by the Vendor or any of its Affiliates (including any BRP Company). From and after the Time of Closing, neither the Vendor nor any of its Affiliates will use or occupy any of the Real Properties.

3.1.24.9	Schedule 3.1.24.9 is a true and complete list of all Real Properties situated in the Province of Québec which are located in an agricultural zone established under the Act Respecting the Preservation of Agricultural Land and Agricultural Activities (Québec). The current use of each such Real Property is in compliance with such act and, where necessary for the current operation of the BRP Business Segment, either (a) the Vendor benefits from acquired rights to use such Real Property for purposes other than agriculture as provided in sections 101 and following of such act or (b) all Authorizations necessary to permit the use of such Real Property for a purpose other than agriculture have been obtained from the Commission de Protection du Territoire agricole du Québec.

3.1.24.10	None of the Permitted Encumbrances described or referred to in the title opinion and certificate of location listed in Schedule 1.1.135.4 has prevented the Vendor or any of its Affiliates (including the BRP Companies) from operating the BRP Business Segment as currently operated as of the Closing Date.

3.1.25	Real Property Leases.

3.1.25.1	The Vendor has delivered or made available to the Purchaser true, correct and complete copies of the Real Property Leases including all amendments, modifications, notices or memoranda of lease, all estoppel certificates or subordinations, non-disturbance and attornment agreements and other documents related thereto.

3.1.25.2	There are no Contracts (other than as contained in the Real Property Leases) pertaining to the rights and obligations of the parties to the Real Property Leases or relating to the use and occupation of the properties under the Real Property Leases.

3.1.25.3	All rental and other payments required to be paid or made by the Vendor or any of its Affiliates (including any BRP Company) pursuant to the Real Property Leases have been duly paid or made to date, and none of the Vendor or any of its Affiliates (including any BRP Company) is otherwise in default in any material respect in meeting its obligations under any of the Real Property Leases. To the Knowledge of the Vendor, none of the lessors or sublessors under any of the Real Property Leases is in default in meeting any of its obligations under any of the Real Property Leases. To the Knowledge of the Vendor, no situation exists which, by reason of the passage of time or the giving of notice, or both, would constitute a default by any party to any of the Real Property Leases.

3.1.25.4	The present use of, and operations conducted at, each Real Property Lease is permitted under the terms of the Real Property Lease applicable thereto.

3.1.25.5	Except as disclosed in Schedule 3.1.25.5, no Real Property Lease is a sublease or other agreement granting a right to use or occupy a Real Property.

3.1.26	Intellectual Property Rights.

3.1.26.1	Schedule 3.1.26.1 is a true and complete list of (i) all registered BRP Intellectual Property Rights owned by the Vendor and its Affiliates in connection with the BRP Business Segment, none of which is, to the Knowledge of the Vendor, invalid or unenforceable; and (ii) all pending applications for BRP Intellectual Property Rights owned by the Vendor and its Affiliates in connection with the BRP Business Segment, none of which has been finally rejected. True and complete copies of all the aforesaid registrations and applications, in each case as amended or otherwise modified and in effect, have been made available to the Purchaser, as well as true and complete copies of all other written documentation evidencing ownership and prosecution (if applicable) of each such item.

3.1.26.2	Schedule 3.1.26.2 further, and separately, identifies each unregistered trademark, service mark or trade name that is part of the BRP Intellectual Property Rights and that is owned by the Vendor and its Affiliates in connection with the BRP Business Segment.

3.1.26.3

 Each item of the registered BRP Intellectual Property Rights owned by the Vendor and its Affiliates in connection with the BRP Business Segment in Schedule 3.1.26.3 is, to the Knowledge of the Vendor, valid, subsisting and in full force and effect and has not been used or enforced or failed to be used or enforced in a manner that would render any of them invalid or unenforceable, and (subject to meeting or obtaining all required Pre-Closing Government Approvals) will be valid, subsisting and in full force and effect on identical terms immediately following the Closing.

3.1.26.4	Other than as set forth in Schedule 3.1.26.4, there are no claims relating to any BRP Intellectual Property Rights owned by the Vendor and its Affiliates in connection with the BRP Business Segment. Except as disclosed in Schedule 3.1.26.4, to the Knowledge of the Vendor, there is no basis for any claims of (i) adverse ownership, misappropriation or other opposition to or conflict with any BRP Intellectual Property Rights or Technology; or (ii) invalidity with respect to the BRP Intellectual Property Rights or any pending or threatened suit, proceeding, claim, demand, action or investigation of any nature or kind relating to any BRP Intellectual Property Rights or the Technology.

3.1.26.5	To the Knowledge of the Vendor and except as disclosed in Schedule 3.1.26.5, neither any of the BRP Intellectual Property Rights, the Technology nor the operation in whole or in part of the BRP Business Segment (as carried on by the Vendor directly or through Affiliates prior to the Closing Date and as proposed to be conducted insofar only as such operation relates to the products of the BRP Business Segment listed in Schedule 3.1.26.5, which are currently proposed to be distributed or launched commercially within twelve (12) months following the Closing Date), infringes, misappropriates or otherwise conflicts with any third party Intellectual Property.

3.1.26.6	All registrations and applications for registration of BRP Intellectual Property Rights (i) owned by the Vendor and its Affiliates in connection with the BRP Business Segment have been properly maintained and renewed in accordance with applicable provisions of Law and administrative regulations of the jurisdictions in which such registrations were made, except as disclosed in Schedule 3.1.26.6; (ii) are, to the Knowledge of the Vendor, valid, subsisting and in full force and effect and (subject to meeting or obtaining all required Pre-Closing Government Approvals) will be valid, subsisting and in full force and effect on identical terms immediately following the Closing; and (iii) owned by the Vendor and its Affiliates in connection with the BRP Business Segment are not subject to any maintenance fees or Taxes or actions falling due within ninety (90) days following the Closing Date, except as disclosed in Schedule 3.1.26.6.

3.1.26.7	Except as indicated in Schedule 3.1.26.7, (i) the Vendor and its Affiliates (including the BRP Companies) are the sole owners of all of the BRP Intellectual Property Rights and the Technology; (ii) no other Person has the right to use any of the BRP Intellectual Property Rights or the Technology; (iii) the Vendor or any of its Affiliates (including the BRP Companies) have not granted any license or other rights to any other Person in respect of any of the BRP Intellectual Property Rights and the Technology; and (iv) (subject to meeting or obtaining all required Pre-Closing Government Approvals) the BRP Companies will be the sole owners of all the BRP Intellectual Property Rights and the Technology on identical terms immediately following the Closing and no other Person will have the right to use any of the BRP Intellectual Property Rights or the Technology. Complete and accurate copies of all agreements whereby any rights in any of the BRP Intellectual Property Rights or the Technology have been granted or licensed by or to the Vendor or any of its Affiliates (including the BRP Companies) to or by any other Person have been provided to the Purchaser.

3.1.26.8	With respect to each item of BRP Intellectual Property Rights and Technology: (i) to the Knowledge of the Vendor, such item is not subject to any outstanding order, writ, judgment, injunction, decree, stipulation, ruling, determination or award entered by or with any Government; and (ii) except as disclosed in Schedule 3.1.26.8 and other than standard indemnification provisions contained in Contracts with dealers, distributors or customers in the Ordinary Course, each of the Vendor and its Affiliates (including the BRP Companies) has not agreed, and does not have a Contract, to indemnify any Person for or against any interference, infringement, misappropriation or other conflict with respect to such item.

3.1.26.9

 Each of the Vendor and its Affiliates (including the BRP Companies) has taken all commercially reasonable steps (including measures to protect secrecy and confidentiality) to protect its respective right, title and interest in the BRP Intellectual Property Rights and the Technology. All employees, agents and representatives of each of the Vendor and its Affiliates (including the BRP Companies) who have had access to confidential or proprietary information relating to the BRP Business Segment have a legal obligation of confidentiality to the Vendor (in which case, such obligation is included in the Transferred Assets) or one or more of the BRP Companies with respect to such information. To the Knowledge of the Vendor, there has been no unauthorized disclosure of BRP Intellectual Property Rights made in a manner that would prevent the Vendor or the BRP Companies, or a successor in interest, from obtaining a patent in respect of any such Intellectual Property that would otherwise be susceptible to patent.

3.1.26.10	Except as disclosed in Schedule 3.1.26.10, the products made, used or licensed under any registered patents that are part of the BRP Intellectual Property Rights are generally properly marked with patent notices. The products and other materials that use any trademark or service mark that is part of the BRP Intellectual Property Rights or that is otherwise used in connection with the manufacture, sale or importation of the products of the BRP Business Segment generally bear proper trademark notices. The works that are part of the BRP Intellectual Property Rights and Technology and provided or published to third parties are generally marked with proper copyright notices.

3.1.26.11	Except as set forth in Schedule 3.1.26.11, all of the BRP Intellectual Property Rights and the Technology were developed by employees or independent contractors of either the Vendor or a BRP Company during the time they were employed or engaged by the Vendor or a BRP Company, in each case without violation or contravention of any rights of any former employer. Subject to and in compliance with applicable Law, each current and former employee and independent contractor of the Vendor and any of its Affiliates (including any of the BRP Companies) has assigned to the Vendor (in which case, such assignment is included in the Transferred Assets) or to a BRP Company all Intellectual Property conceived or reduced to practice during the course of such employee’s and independent contractor’s employment or engagement with the Vendor or any of its Affiliates (including any of the BRP Companies) and has waived all non-assignable rights (including moral rights) therein. Except for rights of Employees which cannot be waived under applicable Law, no current or former officer, employee or independent contractor of the Vendor or any of its Affiliates (including any of the BRP Companies) owns or has claimed an interest in any of the BRP Intellectual Property Rights or Technology.

3.1.26.12	Except as disclosed in Schedule 3.1.26.12, none of the BRP Intellectual Property Rights or Technology are subject to any license or other Contract that would require the Vendor or any of its Affiliates (including any of the BRP Companies) to divulge to any Person (other than a BRP Company) any trade secret that is part of the BRP Intellectual Property Rights or Technology. To the Knowledge of the Vendor, there have been no unauthorized disclosures of any trade secrets that are part of the BRP Intellectual Property Rights or Technology.

3.1.26.13	Except as disclosed in Schedule 3.1.26.13, the Intellectual Property used by the Vendor or the BRP Companies for the purposes of the BRP Business Segment and belonging to third parties is lawfully used by the Vendor or the BRP Companies pursuant to proper licenses or similar rights of use and the Vendor or the BRP Companies have paid, if applicable, all royalties, costs and expenses relating to such Intellectual Property. Neither the Vendor nor any of the BRP Companies are in default under the licenses and rights referred to in the previous sentence.

3.1.27	Insurance. The Vendor, in connection with the Canadian Business, and the BRP Companies maintain such policies of insurance, issued by responsible and reputable insurers, as is appropriate for the BRP Business Segment, in such amounts and covering such risks and with such deductibles as are generally maintained by like businesses.

Schedule 3.1.27 is a true and complete list of all insurance policies currently maintained by or for the Vendor and the information set forth in Schedule 3.1.27 is accurate in all material respects. The coverage under each such policy is in full force and effect and the Vendor and the BRP Companies are in good standing under such policies.

3.1.28	Material Contracts. Schedule 3.1.28 sets forth a list of the Material Contracts. True and complete copies of the Material Contracts have been delivered or made available to the Purchaser. The Vendor has delivered to the Purchaser a written summary setting forth the terms and conditions of each oral contract set forth in Schedule 3.1.28.

3.1.28.1	Other than as described in Schedule 3.1.28.1, none of the Material Contracts contain any covenant:

(i)	expressly limiting the freedom of the BRP Business Segment to (a) compete in any line of business, or (b) transfer or move any of its assets; or

(ii)	which materially or adversely affects the business practices, operations or financial condition of the BRP Business Segment or the continued operation of the BRP Business Segment after the Closing as currently conducted.

3.1.28.2	The consummation by the Vendor of the Reorganization and the transactions contemplated by this Agreement and the other transactions contemplated hereby will not result in any change to any of the terms of the Contracts, except for any change which could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

3.1.28.3	To the Knowledge of the Vendor, each Contract is a legal, valid and binding obligation of each Person party thereto, enforceable by or against each such Person in accordance with its terms, and is in full force and effect, and (subject to meeting or obtaining all Third Party Consents) will be in full force and effect on identical terms immediately following the Closing, subject, however, to such limitations with respect to enforcement as are generally imposed by Law on creditors, in particular in connection with bankruptcy or similar proceedings, and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the competent court.

3.1.28.4	All obligations of the Vendor and its Affiliates under each of the Contracts have been performed in all respects, and there are no outstanding defaults, events of default or violations (or which with or without notice, lapse of time or both, could reasonably be expected to, individually or in the aggregate, result in a default, event of default or violation) under any such Contract on the part of the Vendor or its Affiliates or, to the Knowledge of the Vendor, on the part of the other party (or parties) to such Contract which have had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Vendor nor its Affiliates or, to the Knowledge of the Vendor, any other party (or parties) to any Contract has repudiated any such Contract, which repudiation has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.1.29	Non-Arm’s Length Transactions. Schedule 3.1.29 sets forth a complete list (including the parties) of all Contracts between (i) the Vendor (in connection with the BRP Business Segment) or any BRP Company, on the one hand, and the Vendor or any Affiliates of the Vendor, on the other, (ii) the Vendor (in connection with the BRP Business Segment) or any BRP Company, on the one hand, and any officer, director, or employee of the Vendor or any BRP Company or such Person’s family member or any Affiliate of any of the foregoing, on the other or (iii) the Vendor and any BRP Company. The Vendor has previously delivered or made available to the Purchaser true and complete copies (or a detailed summary in the case of an oral agreement) of each such Contract. Since July 31, 2003 there has been no (x) amendment, modification or other change to the terms of the Contracts set forth in Schedule 3.1.29 or (y) termination or repudiation of any agreement, contract or understanding, the existence of which (absent such termination or repudiation) would have been required to be disclosed in Schedule 3.1.29, which in the case of clause (y) above, has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.1.30

Product Recalls. Except as set forth in Schedule 3.1.30, prior to July 31, 2003 no product recall was initiated by the Vendor or any of its Affiliates (including a BRP Company) or by a Government. Except as set forth in Schedule 3.1.30, since July 31, 2003, no product recall has been initiated by the Vendor or any of its Affiliates (including a BRP Company) or by a Government. To the knowledge of any of the members of the safety committee of the Vendor listed in Schedule 3.1.30, there is no product recall under consideration by the Vendor or its Affiliates (including a BRP Company) or by a Government with respect to any of the BRP Products, which individually or in the aggregate, is reasonably likely to cost in excess of two million United States dollars (U.S.$2,000,000). All liabilities and obligations of the Vendor and the BRP Companies necessary to satisfy their respective obligations relating to the product recalls initiated prior to July 31, 2003 as set forth in Schedule 3.1.30 were provisioned for with adequate reserves for such matters as of July 31, 2003 set forth in the July 31 Audited Financial Statements, and there is no fact that indicates that such provisions were materially understated as of July 31, 2003.

3.1.31	Product Warranties. Except as set forth in Schedule 3.1.31 or required under applicable Laws, at no time since January 1, 2003 has there been any material change in the terms of any warranty express or implied, written or oral, provided by the Vendor or its Affiliates with respect to the products of the BRP Business Segment. To the Knowledge of the Vendor, there is no fact that indicates that the provisions for product warranties reflected in the July 31 Audited Financial Statements were materially understated as of July 31, 2003, and the Vendor does not have any reason to believe that the reserve was inadequate as of July 31, 2003. To the Knowledge of the Vendor, except as disclosed in Schedule 3.1.31, there is no reason to believe that warranty expenses with respect to recently introduced or manufactured products will differ significantly from that of prior products.

3.1.32	Litigation. Except as disclosed in Part 1 of Schedule 3.1.32 and except for Reserved Product Liability Claims, there is no action, demand, suit, investigation, arbitration or other proceeding pending or, to the Knowledge of the Vendor, threatened against, with respect to, or affecting in any manner, the Vendor (in connection with the BRP Business Segment) or any of the BRP Companies (i) which has resulted or could reasonably be expected to result in a payment by, judgment against or order affecting the BRP Business Segment on an individual basis in excess of one million dollars ($1,000,000); (ii) which has resulted or could reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect; (iii) which has enjoined, restricted or prohibited, or could reasonably be expected to enjoin, restrict or prohibit, the transfer of all or any part of the Transferred Assets as contemplated by the Asset Transfer Agreement and this Agreement; or (iv) which has prevented or delayed, or could reasonably be expected to prevent or delay, the Vendor or the BRP Companies from fulfilling any of their respective obligations in connection with the Reorganization or set out in, or arising from, this Agreement, the Transaction Documents, the Collateral Agreements or the Reorganization Documents, nor, to the Knowledge of the Vendor, is there any basis for any of the foregoing.

Except as disclosed in Part 1 of Schedule 3.1.32, there is no outstanding judgment, order, decree, writ, injunction, decision, ruling or award against,

with respect to, or in any manner affecting any of the Vendor, any of the BRP Companies or the BRP Business Segment which has resulted or could reasonably be expected to result in a payment by or judgment against the BRP Business Segment on an individual basis in excess of one million dollars ($1,000,000), or result, individually or in the aggregate, in a Material Adverse Effect, nor, to the Knowledge of the Vendor, is there any basis for any of the foregoing.

Except as disclosed in Part 2 of Schedule 3.1.32, there is no action, demand, suit, investigation, arbitration or other proceeding pending or, to the Knowledge of the Vendor, threatened against, with respect to, or affecting in any manner, the Vendor (in connection with the BRP Business Segment) or any of the BRP Companies.

3.1.33	Employee Matters.

3.1.33.1	Except as set forth in Schedule 3.1.33.1, the Vendor and each of its Affiliates (other than the BRP Companies), with respect to the BRP Business Segment, and each of the BRP Companies has complied in all material respects with all applicable Collective Agreements, individual employment Contracts, written employee or human resources personnel policies (to the extent they contain enforceable obligations), handbooks or manuals relating to the BRP Business Segment (to the extent they contain enforceable obligations), any severance or separation Contracts and in all material respects with all applicable Laws relating to employment matters, including any provision thereof relating to wages, salary or other compensation, the payment of employee benefits, hours of work or other employment standards, occupational safety and health, workers’ compensation, labour relations, collective bargaining, human rights, unfair labour practices, discrimination in employment, pay equity or provisions relating to termination of employment, and there are no material payments due thereunder which have not been paid.

3.1.33.2	Except as set forth in Schedule 3.1.33.2, there are no Claims nor, to the Knowledge of the Vendor, are there any threatened Claims concerning any employment matters, including those referred to in Section 3.1.33.1 against the Vendor or any of its Affiliates (other than the BRP Companies), with respect to the BRP Business Segment, or against any of the BRP Companies, and there is no basis for any such Claim.

3.1.33.3

Except as set forth in Schedule 3.1.33.3: (i) no union or bargaining agent has any bargaining or representation rights with respect to the Employees; (ii) no collective bargaining agreement, employee agreement or Collective Agreement is currently being negotiated in connection with the Employees (other than day-to-day requests from Employees in the Ordinary Course); and

(iii) the only such collective bargaining agreements, employee agreements and collective agreements in force with respect to the Employees are the Collective Agreements. Current and complete copies of all Collective Agreements have been provided or made available to the Purchaser.

3.1.33.4	The relationship of the Temporary Employees and the Vendor is not one of employer and employee and only the Contracts listed in Section 1.1.197 govern their relationship.

3.1.33.5	All accruals for unpaid vacation pay or other paid leaves or benefits, premiums for employment insurance, Québec and Canada Pension Plan premiums (and premiums under similar legislation in the other jurisdictions in which the BRP Business Segment is conducted), accrued wages, salaries, bonuses, incentive payments, lieu-time and commissions and employee benefit plan payments have been, as of July 31, 2003, reflected in the July 31 Audited Financial Statements in accordance with Generally Accepted Accounting Principles and there is no fact that indicates that such accruals reflected in the July 31 Audited Financial Statements were materially understated as of July 31, 2003.

3.1.33.6	To the Knowledge of the Vendor, there are no threatened or apparent union organizing activities involving Employees or Temporary Employees not already represented for purposes of collective bargaining.

3.1.33.7	Neither the Vendor nor any of its Affiliates (including the BRP Companies) has any labour problems that have had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and there is no reason to believe that the consummation of the transactions contemplated by this Agreement will result in a material disruption in, or material change in the quality of, current labour relations. There is no strike or lock-out occurring, or to the Knowledge of the Vendor, threatened affecting the BRP Business Segment. Except as disclosed in Schedule 3.1.33.7, neither the Vendor nor any of its Affiliates (including the BRP Companies) has during the past thirty-six (36) months suffered any strike, lock-out, work stoppage, or other material labour dispute.

3.1.33.8

Schedule 3.1.33.8 is a true and complete list of all written individual employment, consulting or agency Contracts, any written employee or human resources personnel policies, handbooks or manuals relating to the BRP Business Segment (other than for Temporary Employees), and any severance or separation Contracts other than offer letters substantially in the form attached as part of Schedule 3.1.33.8. The U.S. Employees of the BRP Business Segment may be terminated on an at will basis and, except as disclosed in Schedule 3.1.33.8, no Canco Employee or Employee is entitled by virtue of any Collective Agreement or other Contract, or any employee or human resources personnel policies, handbooks or manual to any severance, separation or other compensation upon termination or to benefits or other compensation.

3.1.34	Vendor Employee Plans.

3.1.34.1	Schedule 3.1.34.1 lists each and every material retirement, pension, supplemental pension, savings, retirement savings, bonus, profit sharing, deferred compensation, severance or termination pay, change of control, life insurance, medical, hospital, dental care, vision care, drug, sick leave, short term or long term disability, salary continuation, unemployment benefits, vacation, incentive, compensation, stock purchase, stock option, phantom stock, share appreciation rights, fringe benefit or other employee benefit plan, program, arrangement, policy or practice whether written or oral, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured that is maintained or otherwise contributed to, or required to be contributed to, by or on behalf of the Vendor or its Affiliates, or under which the Vendor or its Affiliates pay premiums or benefits, for the benefit of the Employees or any of them or the beneficiary of any of them or for the benefit of any consultant or other independent contractor who currently provides or formerly provided services to the BRP Business Segment or the beneficiary of any such consultant or other independent contractor other than government sponsored plans (the “Vendor Employee Plans”). For purposes of this Agreement, each plan, program, arrangement, policy or practice covering any employees of the BRP Companies or any of them or maintained by any of the BRP Companies or to which any of the BRP Companies contributes or under which any of the BRP Companies pays premiums or benefits, in each case that would constitute a Vendor Employee Plan if the provisions of this paragraph were applied without regard to considerations of materiality, shall be deemed a Vendor Employee Plan for all purposes of this Agreement and the Pension and Benefit Plans Protocol referred to in Section 6.4 of this Agreement.

3.1.34.2	The Vendor has provided the Purchaser with all financial information and data, including employee data, in respect of the Vendor Employee Plans necessary for the purposes of the Pension and Benefits Protocol set forth in Schedule 6.4 of this Agreement and such financial information and data are complete and are true and correct in all material respects.

3.1.34.3	The Vendor has furnished true and complete copies of the following documents to the Purchaser:

3.1.34.3.1	the current text of each of the Vendor Employee Plans (where no text exists, a complete and accurate written summary of all material terms has been provided) and any related trust agreements, insurance contracts and other documents governing such plan, all as amended to the date hereof;

3.1.34.3.2	the most recent actuarial valuation of each Vendor Employee Plan for which such valuation is required or has been prepared;

3.1.34.3.3	all current booklets, summaries or manuals circulated to Employees or other participants or eligible Persons in respect of the Vendor Employee Plans, all as amended to the date hereof;

3.1.34.3.4	for each Vendor Employee Plan for which a U.S. Form 5500 annual report is required to be filed, the most recently filed such report, with all schedules and attachments;

3.1.34.3.5	for each Vendor Employee Plan that is intended to qualify under section 401(a) of the Code, the most recent determination letter from the U.S. Internal Revenue Service with respect to such Vendor Employee Plan;

3.1.34.3.6	all material correspondence to or from the U.S. Internal Revenue Service or the U.S. Department of Labor with respect to the Vendor Employee Plans;

3.1.34.3.7	the administrative and services contracts for the Vendor Employee Plans which have been provided to the Purchaser in draft form are the arrangements under which the parties are operating.

3.1.34.4

Except as disclosed in Schedule 3.1.34.4, no improvement, increase or change to the benefits provided under the Vendor Employee Plans has been promised to any Person; there is no and there has been no pattern of ad hoc benefit increases with respect to any employee benefit or similar benefit; no promise or commitment, contingent or otherwise, has been made by the Vendor or any of its Affiliates, or by any Person acting on behalf of the Vendor or any of its Affiliates, to any Employee or to any other Person who provides services to the Vendor or its Affiliates with respect to the type or level of compensation or benefits that may be provided following the Closing; and the Vendor Employee Plans do not provide for benefit increases or the acceleration of funding obligations that are contingent upon or will be triggered by the completion of the Reorganization or the entering into of this Agreement or the other Transaction Documents.

3.1.34.5	Other than as disclosed in Schedule 3.1.34.5, and except for the pension plans, the Vendor Employee Plans do not provide benefits beyond retirement or other termination of service to any Employee or former employee of, or any current or former consultant or other independent contractor with respect to, the BRP Business Segment or to the beneficiary or dependant of any such Employee or former Employee or current or former consultant or independent contractor.

3.1.34.6	Except as set forth in Schedule 3.1.34.6, or as required under applicable Law, no Employee, consultant or other Person is entitled to any change of control, retention, severance, or severance-type benefit, or to advance notice of any termination of employment or service, under any retention agreement, severance agreement, agreement as to length of notice, change of control agreement or similar agreement, plan, policy or other arrangement, to which any of the BRP Companies is a party or under which any of the BRP Companies may otherwise be obligated.

3.1.34.7	Except as set forth in Schedule 3.1.34.7, neither the Vendor nor any of the BRP Companies is bound by any employment or service contract (whether written or oral) with any Employee, consultant or other Person which is not terminable on the giving of reasonable notice in accordance with applicable Law, nor are there any management agreements, retention bonuses or employment contracts providing for cash or other compensation or benefits upon the completion of the Reorganization or the consummation of the transaction contemplated by this Agreement.

3.1.34.8	The Vendor Employee Plans are registered (where required), and whether or not required to be registered are administered in all material respects in compliance with (i) their terms (ii) all Laws (including, where applicable, the Code) and (iii) the Collective Agreements. The registered Vendor Employee Plans listed on Schedule 3.1.34.8 are the only benefit plans which are required to be registered under pension benefits standards Laws.

3.1.34.9	All material obligations to or under the Vendor Employee Plans (whether pursuant to the terms thereof or any Laws) have been satisfied, and there are no material outstanding defaults or violations thereunder by the Vendor or any of its Affiliates.

3.1.34.10	There have been no applications to withdraw surplus from any Vendor Employee Plan and no payment of surplus pursuant to a surplus withdrawal application.

3.1.34.11	Each Vendor Employee Plan which is required to be funded by its terms, the Collective Agreements or any Laws is funded in accordance with its terms, the Collective Agreements and any Laws, as applicable, and all employer or employee payments, contributions and premiums required to be remitted or paid to or in respect of each Vendor Employee Plan have been paid or remitted in a timely fashion in accordance with its terms and all Laws, and no Taxes, penalties or fees are owing or exigible by or with respect to any Person under or with respect to any Vendor Employee Plan.

3.1.34.12	There are no multi-employer pension plans (as defined in applicable pension benefits standards Laws) in which the Employees participate. Without limiting the generality of the foregoing, none of the Vendor nor any corporation or other trade or business that is (or at the time of its affiliation with the Vendor was) considered a single employer with the Vendor under sections 414(b), (c), (m) or (o) of the Code (any such corporation or other trade or business, an “ERISA Affiliate”) has ever contributed or been required to contribute to a “multiemployer plan” as that term is defined in section 3(37) or section 4001(a)(3) of ERISA, nor has there been any act or omission that has given rise or could give rise to a funding liability, a penalty, a lien, or a tax under Title I or Title IV of ERISA or Chapter 43 of the Code with respect to any Vendor Employee Plan or otherwise affecting the BRP Business Segment or any of its constituent entities, properties, or personnel.

3.1.34.13	Except as described in Schedule 3.1.34.13, there are no pending or, to the Knowledge of the Vendor, threatened Claims by or on behalf of any current or former employee, consultant, independent contractor or any beneficiary under any Vendor Employee Plan or otherwise involving any such Plan or the assets of any such Plan, other than routine claims for benefits.

3.1.34.14

The employment status (that is, status as an employee or an independent contractor, as the case may be) of each Person providing services to the Vendor and its Affiliates has been determined and administered in all material respects consistent with the requirements of applicable Law, and neither the Vendor nor any of its Affiliates, nor any Vendor Employee Plan, is or

could be liable to any Person on account of any failure to satisfy such requirements.

3.1.34.15	The only plans described in paragraph 1.3 under the United States Welfare Plans section of the Pension and Benefits Plan Protocol referred to in Section 6.4 are the three (3) plans so identified in Schedule 3.1.34.15.

3.1.34.16	Rotax KG and/or Rotax Management have reserved assets of seven million six hundred forty thousand euros (€7,640,000) that are available to such corporations to settle liabilities under the Vendor Employee Plans sponsored by such corporations and no promise or representation has been made to the employees or retired employees participating in such Plans as to the indexing, cost of living increase or other similar adjustment of benefits thereunder.

3.1.35	Environmental Matters.

3.1.35.1	Except as disclosed in Schedule 3.1.35.1, to the Knowledge of the Vendor, the Vendor and each of its Affiliates (other than the BRP Companies) is and has been, in relation to the BRP Business Segment, in all material respects in compliance with any applicable Environmental Law in effect in any jurisdiction where the Vendor or any of its Affiliates (other than the BRP Companies) is presently operating or has operated the BRP Business Segment. Except as disclosed in Schedule 3.1.35.1, to the Knowledge of the Vendor, each of the BRP Companies is and has been in all material respects in compliance with any applicable Environmental Law.

3.1.35.2	Except as set forth in Schedule 3.1.35.2, all Environmental Authorizations necessary or required to conduct the business of the BRP Business Segment have been obtained, and each such Environmental Authorization has been validly issued and is in full force and effect.

3.1.35.3	Except as disclosed in Schedule 3.1.35.3:

3.1.35.3.1	To the Knowledge of the Vendor, all operations conducted on any of the Real Properties, and the Real Properties themselves, while owned or occupied by any of the respective predecessors in title of the Vendor or any of its Affiliates (including any of the BRP Companies) were in material compliance with all Environmental Laws.

3.1.35.3.2	The Vendor has no Knowledge of any currently proposed changes to Environmental Laws which may adversely affect the operations of the BRP Business Segment.

3.1.35.3.3	There has been no Release by the Vendor or any of its Affiliates (including any of the BRP Companies) or any other Person, of any Hazardous Substance which is now present in, on or under any of the Real Properties or, to the Knowledge of the Vendor, is now present in, on or under any neighbouring or adjoining property, and there has been, to the Knowledge of the Vendor, no Release by the Vendor or any of its Affiliates (including any of the BRP Companies) of any Hazardous Substance which is now present in, on or under any other property, in each case at levels, in the aggregate with any other Hazardous Substances in, on or under such property, which currently exceed decommissioning or remediation standards under any Environmental Laws or standards published or administered by any Government responsible for establishing or applying such standards.

3.1.35.3.4	None of Vendor or any of its Affiliates (other than the BRP Companies), with respect to the BRP Business Segment, and none of the BRP Companies is now the subject of any Remedial Order, has been the subject of a Remedial Order which has not been complied with in all material respects, or has been prosecuted for or convicted of or, to the Knowledge of the Vendor, threatened with any Remedial Order or any prosecution under any Environmental Law, nor is there, to the Knowledge of the Vendor, any investigation commenced or, to the Knowledge of the Vendor, threatened as to any such Remedial Order or prosecution, nor is there, to the Knowledge of the Vendor, any basis for any such Remedial Order or prosecution.

3.1.35.3.5	No polychlorinated biphenyls (“PCBs”) are used, stored or otherwise present in or on any of the Real Properties or any other Transferred Asset.

3.1.35.3.6	True and complete copies of all material environmental data and studies generated by or at the direction of the Vendor or its Affiliates during the five (5) years preceding the Closing Date with respect to the BRP Business Segment have been delivered or made available to the Purchaser.

3.1.35.3.7	There are no aboveground or underground storage tanks containing Hazardous Substances other than above-ground storage tanks containing propane on any of the Real Properties and, to the Knowledge of the Vendor, any storage tanks or any storage tanks formerly on any of the Real Property have been removed and any affected soil, surface water or ground water has been remediated in compliance with all Environmental Laws.

3.1.35.3.8	No part of the Real Properties or any other Transferred Assets has ever been used by the Vendor or any of its Affiliates (including any of the BRP Companies) as a landfill or for the disposal of waste and to the Knowledge of the Vendor, no part of the Real Properties or any other Transferred Assets has been used by any other Person as a landfill or for the disposal of waste.

3.1.36	Compliance with Laws. The Vendor and the BRP Companies have conducted and are conducting the business of the BRP Business Segment in accordance with all applicable Laws, except to the extent such non-compliance has not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and neither the Vendor nor any of the BRP Companies has received any notice of any alleged violation of any such Laws.

3.1.37	No Material Adverse Changes. Since January 31, 2003, there has not been any Material Adverse Change either before or after giving effect to the Reorganization.

3.1.38	No Unusual Transactions. Except as disclosed in Schedule 3.1.38, since July 31, 2003, the Vendor and its Affiliates (including the BRP Companies) have conducted the business of the BRP Business Segment in the Ordinary Course (including past practice with respect to amount, magnitude and frequency), and, without limiting the generality of the foregoing, have not, except for any transaction consummated pursuant to the Reorganization, this Agreement or another Transaction Document:

3.1.38.1	sold or otherwise in any way alienated or disposed of any of their respective assets other than assets not material to the BRP Business Segment and inventory sold in the Ordinary Course,

3.1.38.2	incurred or discharged any secured or unsecured Liability outside the Ordinary Course or any indebtedness for borrowed money,

3.1.38.3	waived or cancelled any material Claim, Account Receivable, trade account, or right outside the Ordinary Course,

3.1.38.4	except for usual raises in customary amounts in the Ordinary Course, made any change in the rate or form of compensation or remuneration payable or to become payable to any of its shareholders, directors, Employees or agents,

3.1.38.5	made any change in their respective accounting principles and practices as utilized in the preparation of the Audited Financial Statements,

3.1.38.6	removed any director or terminated any executive officer except at the Closing in accordance with Section 0 and except for the departure of Michel Baril,

3.1.38.7	changed the manner of billing of, or, outside the Ordinary Course, the credit lines made available to, any customers of the BRP Business Segment,

3.1.38.8	failed to maintain the Books and Records in accordance with past practice,

3.1.38.9	failed to pay or otherwise satisfy any material accounts payables liabilities or obligations when due and payable except in the Ordinary Course, or otherwise altered in any material respect the practices and policies relating to the payment and collection of accounts payable and Accounts Receivable,

3.1.38.10	amended (i) their respective constating documents or bylaws, (ii) any term of their respective outstanding equity interests or other securities or (iii) issued, sold, granted, or otherwise disposed of, their respective equity interests or other securities,

3.1.38.11	suffered any material loss, destruction, damage or eminent domain taking (in each case, whether or not insured) affecting the BRP Business Segment or any material asset thereof,

3.1.38.12	terminated or closed any facility, business or operation,

3.1.38.13	written up or written down any of their material assets or revalued their Inventory in any material respect,

3.1.38.14	made any material changes in their respective pricing, promotion or warranty policies and practices,

3.1.38.15	authorized, agreed or otherwise committed to any of the foregoing, or

3.1.38.16	transferred employees to a BRP Company, in the case of the Vendor or any of its Affiliates (other than a BRP Company), or transferred employees to the Vendor, in the case of a BRP Company or any of its Affiliates (other than a BRP Company).

3.1.39	Condition of Assets. The Fixed Assets are in good condition, repair and (where applicable) proper working order, subject to normal wear and tear and having regard to their use and age and such assets have been properly and regularly maintained and are adequate and suitable for their present and intended uses.

3.1.40	Inventories. Inventories of finished goods which are reflected in the July 31 Audited Financial Statements or which will be reflected in the Books and Records as of Closing are and will be saleable, and all other Inventories which are reflected in the July 31 Audited Financial Statements or which will be reflected in the Books and Records as of Closing are and will be merchantable or usable in each case in the Ordinary Course. The Inventory levels have been maintained at the amounts required for the operations of the BRP Business Segment as conducted in the Ordinary Course and such Inventory levels are adequate for such operations as presently conducted.

3.1.41	Major Suppliers and Customers. The Purchaser has been provided with a comprehensive listing, attached in Schedule 3.1.41, of each supplier of goods and services to, and each customer of, the BRP Business Segment to whom the Vendor has, respectively, paid or billed in excess of one million dollars ($1,000,000) in the aggregate during the 12-month period ended on the relevant date indicated in Schedule 3.1.41. The relationships of the BRP Business Segment with such customers and the suppliers are good commercial working relationships. To the Knowledge of the Vendor, no such supplier or customer has any intention to materially change its relationship or the terms upon which it conducts business with the BRP Business Segment (including, in the case of suppliers, the payment and credit terms extended to the BRP Business Segment and, in the case of customers, the rate or amount of sales or purchases). The Vendor has no reason to believe that any such supplier, other than Bombardier Capital Group, would change the terms upon which it conducts business with the BRP Business Segment (including the payment and credit terms extended to the BRP Business Segment) in any material respect as a result of the consummation of the transactions contemplated by this Agreement.

3.1.42	No Broker. Except for the services of UBS Bunting Warburg Inc. and Morgan Stanley & Co. Incorporated, which have been employed by the Vendor or its Affiliates, neither the Vendor nor any of its Affiliates has any Liability of any kind to any broker, finder, agent or any similar Person. The Vendor acknowledges that all costs, expenses and fees related to the services of UBS Bunting Warburg Inc. and Morgan Stanley & Co. Incorporated shall be paid by the Vendor.

3.1.43	Performance Bonds and Letters of Credit. Schedules 1.1.109 and 1.1.133 set forth a complete list of the letters of credit, performance, surety, customer and other bonds and other guarantees provided by the Vendor and its Affiliates in respect of the BRP Business Segment.

3.1.44	Tax Matters.

Except as disclosed in Schedule 3.1.44:

3.1.44.1	Each BRP Company has duly and timely filed all Tax Returns required to be filed by it and has timely paid all Taxes (whether or not shown on any Tax Return) which are due and payable. Each BRP Company has made adequate and timely instalments of Tax. All Tax Returns filed by the BRP Companies were true and complete.

3.1.44.2	Each affiliated group (within the meaning of section 1504(a) of the Code, and each similar consolidated or combined group defined under a similar provision of U.S. state or local law, of which BMCA was at any time a member (an “Affiliated Group”) has duly and timely filed all Tax Returns required to be filed by it with respect to any period during which BMCA was a member of the group for any portion of the period, and all such Tax Returns were true and complete. Each Affiliated Group has timely paid all Taxes due owed for each such period in full.

3.1.44.3	With respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due and payable, the BRP Companies have only incurred liabilities for Taxes in the Ordinary Course.

3.1.44.4	To the Knowledge of the Vendor or to the knowledge of any director, officer, or employee responsible for Tax matters of any BRP Company, no claim has ever been made by a Tax Authority in a jurisdiction where a BRP Company does not file Tax Returns that such BRP Company is or may be subject to taxation by that jurisdiction. There are no liens with respect to Taxes upon any asset of any BRP Company other than Permitted Encumbrances.

3.1.44.5	All Tax Returns of the BRP Companies have been assessed through and including the respective date set forth by each such BRP Company in Schedule 3.1.44.5. All deficiencies proposed with respect to each BRP Company as a result of such assessments or reassessments of the Tax Returns through and including the date set forth opposite such BRP Company in Schedule 3.1.44 have been paid and settled.

3.1.44.6	No BRP Company and no Affiliated Group of which BMCA was a member is the beneficiary of an extension of time within which to file any Tax Return.

3.1.44.7	No BRP Company and no Affiliated Group of which BMCA was a member has granted any outstanding waiver of any limitation periods for the assessment or collection of Tax.

3.1.44.8	Each BRP Company has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any Employees, officers or directors and any non-resident Person), and has duly and timely remitted to the appropriate Government such Taxes and other amounts required by Law to be remitted by it, and has complied with all reporting and recordkeeping requirements in respect thereof.

3.1.44.9	There is no dispute, audit, investigation, proceeding or claim concerning any Tax liability of any BRP Company or any Affiliated Group pending, being conducted, claimed, raised by a Tax Authority in writing, or as to which any director or officer of a BRP Company, or employee responsible for the Tax matters of a BRP Company, has knowledge. The Vendor has provided or made available to the Purchaser true, accurate and complete copies of all Tax Returns, examination reports, and statements of deficiencies filed, assessed against, or agreed to by or with respect to a BRP Company.

3.1.44.10	No BRP Company or Affiliated Group has executed any power of attorney with respect to any Tax, other than powers of attorney that are no longer in force. No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings relating to Taxes have been entered into or issued by any Tax Authority with or in respect of any BRP Company.

3.1.44.11	No BRP Company has made any payments, or has been or is a party to any agreement, contract, arrangement or plan that could result in it making payments, that have resulted or would result, separately or in the aggregate, (i) in the case of BMCA, in the payment of any “excess parachute payment” within the meaning of Code section 280G or in the imposition of an excise Tax under Code section 4999 or that were or would not be deductible under Code sections 162 or 404, and (ii) in the case of any other BRP Company, in the payment of any compensatory amounts that are non-deductible by reason of being related (or deemed related) to a direct or indirect change in control of such company).

3.1.44.12

No BRP Company is a party to any Tax sharing or Tax allocation agreement, arrangement, or understanding. No BRP Company has any liability for the Taxes of any Person other than a BRP Company and members of the Affiliated Group the common parent of which is Holdings USA (i) in the case of BMCA, under Treasury Regulation section 1.1502-6, (ii) in the case of any BRP Company other than BMCA, under any provision of the Tax Laws of any jurisdiction that results in liability for any Taxes of another Person who is or was a member of the same affiliated, combined, related or consolidated group or group under common control as such BRP Company, (iii) in the case of any BRP Company, as a transferee or successor, by contract or otherwise.

3.1.44.13	BMCA has not been a United States real property holding corporation within the meaning of Code section 897(c)(2) during the applicable period specified in Code section 897(c)(1)(A)(ii).

3.1.44.14	No BRP Company is or has been required to make any adjustment by reason of any change in any accounting methods (including, in the case of BMCA, pursuant to Code section 481(a) (or any predecessor section)), or will be required to make such an adjustment as a result of the transactions contemplated by this Agreement, and there is no application pending with any Tax Authority requesting permission for any changes in any of its accounting methods for Tax purposes. To the Knowledge of the Vendor, no Tax Authority has proposed any such adjustment or change in accounting method.

3.1.44.15	BMCA will not be required to include any amount in taxable income or exclude any item of deduction or loss from taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (a) any “closing agreement” as described in Code section 7121 executed on or prior to the Closing Date, (b) any deferred intercompany gain or excess loss account described in Treasury Regulations under Code section 1502, or (c) installment sale or open transaction disposition made on or prior to the Closing Date.

3.1.44.16	BMCA has not been a “distributing corporation” or a “controlled corporation” in connection with a distribution that the parties involved treated as described in Code section 355 (a) within the past two (2) years or (b) where the distribution is part of a “plan” or “series of transactions” (within the meaning of Code section 355(e)) of which the sale of shares under this Agreement is a part.

3.1.44.17	None of the BRP Companies has or will suffer any adverse tax consequence arising from the payment, satisfaction or extinguishment of any inter-company debt or other obligation in connection with or related to the Reorganization or the transactions contemplated hereby.

3.1.44.18	None of the BRP Companies has acquired property from another Person for consideration, the value of which is less than the fair market value of the property acquired, in circumstances which could subject such BRP Company to liability for any Taxes of such other Person who was, at the time such property was acquired, a member of the same affiliated, combined, related or consolidated group, or under common control as such BRP Company (including in the case of Canco, pursuant to section 160 of the Income Tax Act).

3.1.44.19	There are no Taxes payable by any BRP Company in respect of the Reorganization.

3.1.44.20	The Vendor and its Affiliates (including any BRP Company) have not, since February 1, 2003, made, changed or revoked any Tax election with respect to any BRP Company, elected or changed any method of accounting for Tax purposes with respect to any BRP Company, settled any action, proceeding or Tax Authority investigation in respect of Taxes of any BRP Company or entered into any Contract in respect of Taxes with any Tax Authority with respect to any BRP Company, or authorized, agreed, or otherwise committed to any of the foregoing.

3.1.44.21	The Vendor and its Affiliates (including any BRP Company) have not, since February 1, 2003, filed any amended Tax Return for or with respect to any BRP Company, or entered into any closing agreement or settlement regarding any Tax liability of any BRP Company or authorized, agreed, or otherwise committed to any of the foregoing.

3.1.45	Subsidiary Capitalization. No Subsidiary has any capital deficiency pursuant to any statutory capital requirement.

3.1.46	BRP Business Segment Cash.

3.1.46.1	At all times during the Interim Period, the Vendor and the BRP Companies have maintained and will maintain (i) separate bank accounts (the “BRP Bank Accounts”) and a separate cash management system for the receipt or disbursement of all cash transactions of the BRP Business Segment and (ii) complete and accurate records of all such cash transactions (i.e. receipts and disbursements) on a bank account by bank account and country by country basis. Such records accurately reflect all cash receipts and disbursements during the Interim Period and, together with the other accounting records of the Vendor and the BRP Business Segment, are sufficient to generate an accurate accounting of all Required Credits (including all Direct Required Credits and Indirect Required Credits), Non-Permitted Credits, Vendor Cash Inflows, Vendor Cash Outflows, Permitted Payments, Permitted Charges, Non-Permitted Payments and Non-Permitted Charges during the Interim Period. Such cash activity records and such other accounting records are collectively referred to herein as the “BRP Cash Activity Records.”

3.1.46.2	Schedule 3.1.20 sets forth a complete and accurate listing of each of the BRP Bank Accounts that have been maintained during the Interim Period (other than the BRP Bank Accounts opened or that will be opened in December 2003 at the direction or with the consent of Purchaser in connection with the Closing). During the Interim Period each BRP Bank Account has been maintained exclusively for use in connection with the BRP Business Segment cash management system. No BRP Bank Account has been or will be closed (or consolidated with any other account) during the Interim Period unless all funds contained therein are transferred to another BRP Bank Account (or such account is consolidated with one or more other BRP Bank Accounts).

3.1.46.3	No disbursements have been or will be made from the cash of the BRP Business Segment during the Interim Period other than payments consisting of or in respect of (i) Permitted Payments, Permitted Charges, Non-Permitted Payments or Non-Permitted Charges which may be identified as such from the BRP Cash Activity Records, (ii) Vendor Cash Outflows made prior to December 16, 2003 which may be identified as such from the BRP Cash Activity Records or (iii) cash disbursements made at the direction or with the consent of the Purchaser in connection with the payment of the Cash Purchase Price at Closing or in connection with the cash transfer steps referred to in Schedule 4.9.8 or 4.10.1.

3.1.47	Part A of Schedule 3.1.47 sets forth a true and correct listing of each foreign currency hedging agreement relating to the BRP Business Segment that was in effect as of the close of business on the Balance Sheet Date. Part B of Schedule 3.1.47 sets forth a true and correct listing of each foreign currency hedging agreement relating to the BRP Business Segment that was entered into after the Balance Sheet Date and prior to the Time of Closing.

3.1.48	Resident. The Vendor is not a non-resident of Canada within the meaning of the Income Tax Act.

3.1.49	Full Disclosure. This Agreement does not contain any untrue statement of material fact or omit to state any material fact necessary to make the statements herein not misleading to a prospective purchaser of the BRP Business Segment.

3.2	Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Vendor as follows and acknowledges that the Vendor is relying upon such representations and warranties in connection with the sale by the Vendor of the Purchased Shares, the Canadian Patents, the U.S. Patents and Trade-marks and the Icelandi Bond, and the other transactions contemplated hereby, and that the Vendor would not have entered into this Agreement without such representations and warranties. The Parties hereby agree to exclude altogether the effect of the legal warranty provided for by section 1716 of the Civil Code of Québec and any similar provision under any Laws.

3.2.1	Due Incorporation. The Purchaser is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has the necessary corporate power to own or lease its properties and to carry on its business as such business is presently conducted.

3.2.2	Due Authorization. The Purchaser has the necessary corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be party and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement, and the Transaction Documents to which it is or will be party, by the Purchaser and the performance by the Purchaser of its obligations hereunder and thereunder have been (or in the case of agreements or documents to be executed and delivered at or prior to the Closing, will be, when executed and delivered) duly authorized by all necessary corporate action on its part. Such execution and performance by the Purchaser does not and will not require any action or consent of, any registration with, or notification to, or waiver from any Person or under any Laws to which the Purchaser is subject, other than the Pre-Closing Government Approvals.

3.2.3	Enforceability. Each of this Agreement and the Transaction Documents to which the Purchaser is or will be a party constitutes (or in the case of agreements or documents to be executed and delivered at or prior to the Closing, will constitute, when executed and delivered) a legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its respective terms, subject, however, to such limitations with respect to enforcement as are generally imposed by Law on creditors, in particular in connection with bankruptcy or similar proceedings, and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the competent court.

3.2.4	No Conflict. The execution and delivery of this Agreement and the Transaction Documents to which the Purchaser is or will be a party, the consummation of the transactions contemplated herein and therein, the performance by the Purchaser of its obligations hereunder and thereunder and the compliance by the Purchaser with this Agreement and the Transaction Documents to which the Purchaser is or will be a party do not and will not, as and when executed and delivered and as of the Closing Date, violate, contravene or breach, or constitute a default under, the constating instruments or by-laws of the Purchaser.

3.2.5	Financial Ability. Attached hereto as Schedule 3.2.5 are true and complete copies of the Sponsor Commitment Letters and the Debt Commitment Letter.

3.2.6

Capitalization. The Purchaser was incorporated for the purpose of acquiring and holding, directly or indirectly, the Transferred Assets and the Purchased Subsidiaries and has no other assets. The Purchaser has no Liabilities as of the date of this Agreement, except those arising under or with respect to this Agreement, the Debt Commitment Letter, the Sponsor Commitment Letters and those arising with respect to the transactions and arrangements respectively contemplated therein.

3.2.7	Approvals. No approval, order, consent of or filing with any Government is required, other than the Pre-Closing Government Approvals, on the part of the Purchaser, in connection with the execution, delivery and performance of this Agreement, the Transaction Documents or the Collateral Agreements or the consummation of the transactions contemplated hereby and thereby.

3.2.8	No Broker. Except for the services of BMO Nesbitt Burns Inc., CIBC World Markets Inc. and Merrill Lynch Canada Inc., which have been employed by the Purchaser, the Purchaser has no Liability of any kind to any broker, finder, agent or any similar Person. The Purchaser acknowledges that all costs, expenses and fees related to the services of BMO Nesbitt Burns Inc., CIBC World Markets Inc. and Merrill Lynch Canada Inc. shall be paid by the Purchaser.

3.2.9	Preferred Stock. The shares of Preferred Stock will be (when issued) duly authorized, validly issued, fully paid and non assessable and subject to no lien or restriction on transfer except for restrictions on transfer arising under applicable securities laws and except as set forth in Schedule 3.2.9, and as provided for in the Shareholders Agreement to be entered into by the initial shareholders of JAB and the constating documents of JAB.

ARTICLE 4

COVENANTS OF THE VENDOR PRIOR TO CLOSING

4.1	Conduct of Business

Except as required under this Agreement or pursuant to the Reorganization, the Vendor shall and shall cause the BRP Companies, from the date hereof up to the Time of Closing, to conduct the business of the BRP Business Segment in the Ordinary Course (including past practice with respect to amount, magnitude and frequency) and, without limiting the generality of the foregoing, the Vendor shall not and shall cause each of the BRP Companies not to:

4.1.1	cease in any material respect to operate its properties and to carry on the BRP Business Segment as heretofore carried on or fail in any material respect to maintain all of its properties, rights and assets consistently with past practices, or fail in any material respect to do any and all things reasonably necessary and within its power to retain and preserve the goodwill of the BRP Business Segment,

4.1.2	enter into any transaction which, if effected before the date of this Agreement, would constitute a breach of the representations, warranties or agreements contained in Article 3 of this Agreement,

4.1.3	terminate any officers of the BRP Business Segment without the consent of the Purchaser, which consent will not be unreasonably withheld or delayed if such termination is for cause,

4.1.4	take any of the actions, do any of the things or perform any of the acts described in Section 3.1.38, or

4.1.5	authorize, agree or otherwise commit to any of the foregoing.

In addition, and without limiting the generality of the foregoing, from the date hereof up to the Time of Closing, the Vendor (in connection with the BRP Business Segment) shall and shall cause each of the BRP Companies to:

4.1.6	(i) comply in all material respects with all Laws; (ii) duly and punctually file all reports and returns required to be filed pursuant to any Laws; and (iii) pay or provide for the payment of all Taxes that are due and payable;

4.1.7	maintain its books in a manner that fairly reflects its income, expenses and liabilities in accordance with Generally Accepted Accounting Principles consistently applied and using the same accounting policies, practices and calculations applied on a basis consistent with the July 31 Audited Financial Statements;

4.1.8	perform duly and punctually all of its contractual obligations required to be performed in accordance with the terms thereof;

4.1.9	maintain and keep its properties in good condition and working order, except for ordinary wear and tear; and

4.1.10	use Commercially Reasonable Efforts to maintain good relations with the Employees, customers and suppliers and preserve intact its business organization and relationships with third parties (including lessors, licensors, customers, distributors and suppliers) and Employees for the benefit of the Purchaser.

4.2	Access

4.2.1	The Vendor and its Affiliates shall permit the Purchaser and its Representatives (including Representatives of potential financing sources of the Purchaser), which have agreed to abide by the terms of the Confidentiality Agreement, between the date of this Agreement and the Time of Closing, without interference to the ordinary conduct of the business, to have reasonable access during normal business hours to:

4.2.1.1

the Transferred Assets and other locations where other information or material relevant to the BRP Business Segment are stored, it being understood that any Books and Records that the Purchaser or any of its Representatives may wish to consult will be made available at a location to be determined by the Vendor; and

4.2.1.2	those employees, auditors, counsel and other advisors of the Vendor and its Affiliates with knowledge or information related to the Vendor or the BRP Business Segment, provided that such access does not unreasonably interfere with such employees’, auditors’, counsels’ and advisors’ responsibilities or the ordinary conduct of the business consistent with past practice.

The Vendor shall provide the Purchaser and its Representatives (including Representatives of potential financing sources of the Purchaser) with copies of Books and Records as the Purchaser shall from time to time reasonably request and the Representatives, including external auditors and professional advisers, of the Purchaser and its potential financing sources shall be afforded information about and access to all aspects of the financial affairs of the Vendor and its Affiliates relating to the BRP Business Segment. All communications, inquiries and/or requests for the access contemplated by this Section 4.2.1 shall, at all times, first be coordinated through the Vendor.

4.2.2	Notwithstanding Section 4.2.1, the Vendor and its Affiliates shall not be required to disclose any information, records, files or other data to the Purchaser where prohibited by any Laws if the Vendor shall have provided the Purchaser written notice of such prohibitions and a reasonable description of the information, records, files or other data the disclosure of which is so prohibited. If any consent of any Person is required to permit the Vendor or its Affiliates to release any information to the Purchaser, the Vendor shall make, or shall cause to be made, Commercially Reasonable Efforts to obtain such consent as soon as possible.

4.3	Notification

Until the Time of Closing, the Vendor will promptly notify the Purchaser in writing (i) if, to the Knowledge of the Vendor, it becomes aware of (x) any material development affecting the assets, liabilities, business, financial condition, operations or prospects of the BRP Business Segment or (y) any fact or condition that causes or constitutes a breach of the representations, warranties or covenants made by the Vendor herein, or (ii) if, to the Knowledge of the Vendor, the Vendor becomes aware of the occurrence after the date of this Agreement of any fact or condition that would cause or constitute a breach of any such representations or warranties had such representations or warranties been made as of the time of occurrence or discovery of such fact or condition, provided, however, that no such disclosure or notification will be deemed to prevent or cure any such breach of, or inaccuracy in, amend or supplement any Schedule to, or otherwise disclose any exception to, any of the representations and warranties set forth in this Agreement.

4.4	Continue Insurance

4.4.1	Until the Time of Closing, all assets held for or used in the operations of the BRP Business Segment, including the Transferred Assets, shall be and remain at the risk of the Vendor.

4.4.2	The Vendor shall provide, and cause its Representatives (including its insurance brokers) to provide, such information and assistance as the Purchaser shall reasonably request in furtherance of the establishment of stand-alone insurance arrangements for the Purchaser and the BRP Companies.

4.5	Financial Statements

The Vendor shall prepare, or cause its Representatives to prepare, and deliver to the Purchaser the financial statements, consent of auditors and other documents set forth in Schedule 4.5 necessary for the Purchaser to complete its financing arrangements.

4.6	Accounting and Treasury Functions

The Vendor shall provide, and cause its Affiliates to provide, such assistance as the Purchaser shall reasonably request in furtherance of the prompt transition of bank accounts related to the BRP Business Segment and the establishment of accounting and treasury functions (including assisting the Purchaser with process review, the hiring of new personnel, assessment of departmental reorganization and establishing internal audit capability) of the BRP Business Segment independent of those of the Vendor and its Affiliates.

4.7	No Shop

From the date hereof until the Time of Closing or until the date that this Agreement is terminated pursuant to Section 9.3, the Vendor agrees that neither the Vendor, its Affiliates, its and their respective directors, officers, employees, Representatives nor agents (including UBS Bunting Warburg Inc. and Morgan Stanley & Co. Incorporated and their respective Affiliates) will (i) directly or indirectly solicit, initiate, entertain or encourage any proposal or offer, or negotiate or enter into any agreement, with respect to the sale or disposition of any capital stock of the BRP Companies or any material portion of the BRP Business Segment or the Transferred Assets or any similar or alternative transaction to the transactions contemplated by this Agreement with any Person other than the Purchaser and its representatives or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing. The Vendor will notify the Purchaser immediately if any Person makes any proposal, offer, inquiry or contact with respect to any of the foregoing (whether solicited or unsolicited).

4.8	Use of “Bombardier” Name

From the date hereof to the earlier of (i) the Closing Date and (ii) December 24, 2003, the Purchaser shall be permitted to use the “Bombardier” name in its corporate name and in its offering memoranda with respect to its Debt Financing.

4.9	Pre-Closing Statements and Agreements of the Vendor Relating to Interim Period Net Cash

4.9.1	As soon as practicable prior to the Closing Date, the Vendor will deliver to the Purchaser copies of the Weekly Cash Reports for each week during the Interim Period through the week ended December 5, 2003.

4.9.2	As soon as practicable prior to the Closing Date, the Vendor shall deliver to the Purchaser a statement (the “Initial Estimate”) setting forth (i) the Vendor’s good faith estimate (based on the BRP Cash Activity Records and the other Books and Records), as of the date such estimate is delivered to Purchaser, of the Interim Period Net Cash Adjustment Amount (assuming for such purposes that the Closing occurs on December 18, 2003) and (ii) the cash “book balances” and the cash “bank balances” in the BRP Bank Accounts as of the close of business on November 28, 2003. Notwithstanding anything to the contrary contained herein or in the estimate referred to in clause (i) above, the Vendor makes no representation or warranty with respect to any such estimate, including as to the accuracy or completeness thereof other than that such estimate has been prepared in good faith.

4.9.3	Not later than 6:00 p.m. (Montreal time) on the second Business Day immediately preceding the Closing Date, the Vendor shall deliver to the Purchaser (i) a statement (the “Estimated Net Cash Adjustment Statement”) setting forth in reasonable detail its calculation of the Estimated Interim Period Net Cash Adjustment Amount and all necessary supporting calculations and (ii) a statement of the Balance Sheet Date Agency Liability Amount. Notwithstanding anything to the contrary contained herein or in the Estimated Net Cash Adjustment Statement, the Vendor makes no representation or warranty with respect to such estimate, including as to the accuracy or completeness thereof, other than that the estimate referred to in clause (i) above has been prepared in good faith.

4.9.4	On the Closing Date, the Vendor will deliver to the Purchaser (i) copies of the bank confirmations and the account reconciliations of the book account balances of the BRP Bank Accounts from which the Balance Sheet Date Cash Amount was derived and (ii) true, correct and complete copies of all BRP Cash Activity Records to the extent not included in the Books and Records delivered at Closing.

4.9.5	Prior to the Closing, the Vendor shall transfer to the BRP Companies cash in an aggregate amount equal to the Estimated Interim Period Net Cash Adjustment Amount. The Vendor shall make such payment to a BRP Bank Account of Canco mutually agreed to by the Parties and shall provide the Purchaser satisfactory evidence of any such payments. All funds so transferred to such BRP Bank Accounts shall remain in such BRP Bank Account of Canco at all times prior to the Closing.

4.9.6	For the avoidance of doubt:

4.9.6.1	subject to Section 4.9.6.3, to the extent the aggregate amount of all cash transfers to the BRP Business Segment that are made as part of the Reorganization equal the aggregate amount of all cash transfers from the BRP Business Segment that are made as part of the Reorganization (in each case, whether in the form of dividends, equity contributions, loans, advances, repayments of loans, repayments of advances or otherwise) such transactions shall be treated for purposes of Sections 4.9, 6.19 and 6.21 (and all related definitions and Schedules) in a manner that results in such transactions having no impact on the Interim Period Net Cash Adjustment Amount.

4.9.6.2	subject to Section 4.9.6.3, to the extent the aggregate amount of all cash transfers to the BRP Business Segment that are made as part of the Reorganization are either greater than or less than the aggregate amount of all cash transfers from the BRP Business Segment that are made as part of the Reorganization (in each case, whether in the form of dividends, equity contributions, loans, advances, repayments of loans, repayments of advances or otherwise) such transactions shall be treated for purposes of Sections 4.9, 6.19 and 6.21 (and all related definitions and schedules) in a manner that results in the Interim Period Net Cash Adjustment Amount being either (i) increased by the aggregate amount that such transfers from the BRP Business Segment exceed the aggregate amount of such transfers to the BRP Business Segment or (ii) decreased by the aggregate amount that such transfers to the BRP Business Segment exceed the aggregate amount of such transfers from the BRP Business Segment, as the case may be.

4.9.6.3	in order to avoid any “double-counting” of any such transactions under Sections 4.9, 6.19 and 6.21 (and all related definitions and schedules), on the one hand, and Section 4.10.1, on the other hand, the Interim Period Net Cash Adjustment Amount shall be calculated without giving effect to the transactions reflected on Schedule 4.10.1.

4.9.7	Notwithstanding anything to the contrary contained in this Agreement, the Interim Period Net Cash Adjustment Amount shall be calculated without giving effect to any transfers of funds from the BRP Bank Accounts that are made at the direction or with the consent of the Purchaser in connection with the payment of the Cash Purchase Price as part of the Closing or in connection with any cash transfers referred to Schedule 4.9.8 or 4.10.1.

4.9.8

From and after and with respect to the period of December 15, 2003 to the Time of Closing, no instructions or directions shall be given by any of the individuals listed in Part A of Schedule 1.1.106 to transfer cash between BRP Companies or BRP Bank Accounts, except pursuant to the Reorganization steps set forth on Schedule 1.1.162 or pursuant to the cash transfer steps set forth on Schedule 4.9.8 or 4.10.1.

4.10	Balance Sheet Date Net Working Capital Adjustment Amount Payment; BRSC Receivables

4.10.1	Prior to the Closing, the Vendor shall transfer, or cause any of its Affiliates (other than any of the BRP Companies) to transfer, to the BRP Bank Accounts of the BRP Business Segment listed on Schedule 4.10.1, by wire transfer of immediately available funds, an aggregate amount equal to the sum of (i) the Balance Sheet Date Net Working Capital Adjustment Amount and (ii) the Balance Sheet Date Agency Liability Amount, if any (such wire transfer, the “Net Working Capital Adjustment Payment”). The Vendor shall provide the Purchaser satisfactory evidence of such transfer. The portion of the Net Working Capital Adjustment Payment transferred to each BRP Bank Account of the BRP Business Segment listed on Schedule 4.10.1 shall be determined by reference to Schedule 4.10.1. The funds so transferred to such BRP Bank Accounts shall remain in such BRP Bank Accounts at all times prior to the Closing.

4.10.2	During the Interim Period, the BRP Business Segment shall have received either (1) cash (excluding Agency Cash) or (2) a combination of cash (excluding Agency Cash) and accounts receivable, in an aggregate amount of (x) in respect of the BRSC retained interest reflected on the July 31 Balance Sheet, $23,700,000 and (y) with respect to all accounts receivable transferred to BRSC after the Balance Sheet Date, an aggregate amount equal to the face value of all such transferred accounts receivable. Any accounts receivable transferred by BRSC to the BRP Business Segment shall be BRP Business Segment accounts receivable that were sold to BRSC. After receipt by the BRP Business Segment of the required amounts of cash and accounts receivable, but prior to the Closing, the Vendor shall cause the BRP Business Segment to pay to BRSC or the Vendor, as the Vendor may determine, by wire transfer of immediately available funds to one or more accounts designated by the Vendor, the amount owed to BRSC, if any, with respect to any remaining outstanding advances made by BRSC under existing Contracts (the “BRSC Overfund Payment”).

4.10.3

The parties acknowledge and agree that the Balance Sheet Date Net Working Capital Adjustment Amount is not subject to adjustment or modification and shall constitute the final understanding between the Parties with respect to any working capital adjustment; provided, that, for avoidance of doubt, this Section 4.10.3 shall not be deemed to qualify the representations, warranties and covenants of the Vendor contained in this Agreement or the Vendor’s obligations under Section 4.10.2; provided, further that, for avoidance of doubt, this Section 4.10.3 shall not be deemed to qualify the treatment under Sections 4.9.5, 6.19, 6.21 or 11.2 (or any definitions or schedules related to any of the foregoing sections) of any of the following items reflected in the July 31 Balance Sheet: (i) the approximately $10,500,000 of tax receivables included therein as a current asset under “Receivables”, (ii) the approximately

$13,800,000 of insurance receivables or the approximately $13,500,000 of tax sharing (corporate) receivables included therein as current assets under “Due from and advances to related parties” or (iii) the approximately $10,300,000 of accounts payable group included therein as current liabilities under “Due to and advances from related parties – other”.

4.11	Control Over the BRP Bank Accounts

At the Closing one or more of the BRP Companies will have exclusive ownership and control over all of the BRP Bank Accounts and all amounts therein (including the amount of the cash payments contemplated by Sections 4.9.5 and 4.10) and sole authority over transactions related to such accounts, including all disbursements.

ARTICLE 5

COVENANTS OF PURCHASER PRIOR TO CLOSING

The Purchaser covenants and undertakes with the Vendor:

5.1	Confidentiality

Between the date of this Agreement and the Time of Closing, the Purchaser shall maintain in confidence upon the terms and conditions of the Confidentiality Agreement all information obtained from the Vendor and its Affiliates in connection with this Agreement except only to the extent permitted under the Confidentiality Agreement or Section 11.1. Effective upon the Closing, the confidentiality obligations of the parties to the Sponsor Confidentiality Agreements contained in the Sponsors Confidentiality Agreements shall terminate.

ARTICLE 6

OTHER COVENANTS

6.1	Government Approvals

Each of the Vendor and the Purchaser shall promptly file any further or supplemental information required or requested by the relevant Government in each country in which the business of the BRP Business Segment is conducted and in which a Pre-Closing Government Approval is required. Any such further or supplemental information shall be in substantial compliance with the requirements of applicable Laws. The Vendor and the Purchaser shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, applicable Governments and shall comply promptly with any such inquiry or request.

6.2	Pre-Closing Government Approvals

The Vendor and the Purchaser shall each bear, and be responsible for payment in full of, one-half of the cost of all filing fees or registration fees in respect of the Pre-Closing Government Approvals.

6.3	Certain Expenses

6.3.1	Phase I Reports. The Vendor shall be responsible for the payment in full of the cost of obtaining Phase I environmental reports for each of the properties or locations set forth in Schedule 6.3.1.

6.3.2	Title Opinions. The Vendor shall be responsible for the payment (i) in full of the cost of obtaining customary title opinions in respect of the Owned Properties located in the Province of Québec as listed in Schedule 6.3.2(a) (including surveys) from one or more Notaries and surveyors acceptable to the Purchaser (acting reasonably), (ii) of one-half of the cost of obtaining the surveys set forth in Schedule 6.3.2(b) and (iii) one-half of the cost of the title searches for the properties listed in Schedule 6.3.2(b).

6.3.3	Valuations of Intellectual Property. The Vendor and the Purchaser shall each bear, and be responsible for payment in full of, one-half of the cost of the valuation of the Canadian Patents and the U.S. Patents and Trade-marks.

6.4	Benefit and Pension Plans Protocol

The Parties agree to be bound by and comply with (and agree to cause their respective Affiliates to be bound by and comply with) the terms and conditions of the Pension and Benefit Plans Protocol which is set forth in Schedule 6.4.

6.5	OHS Protocol

The Parties agree to be bound by and comply with (and agree to cause their respective Affiliates to be bound by and comply with) the terms and conditions of the OHS Protocol which is described in Schedule 6.5.

6.6	Taxes

In this Section 6.6:

“Interim Period Taxes” means all Taxes (including, for the avoidance of doubt, Taxes of the Vendor) attributable to the BRP Business Segment for Pre-Closing Periods to the extent such Taxes are apportioned to the Interim Period except that (i) for the part of the BRP Business Segment carried on directly by the Vendor, “Interim Period Taxes” shall mean the amount of Taxes that the Vendor would have been liable to pay on its net income for income tax purposes for the period from and after the close of business on July 31, 2003 and ending immediately prior to the acquisition of control of Canco by Purchaser as contemplated herein, such net income to be computed as if such part of the BRP Business Segment had been the Vendor’s sole business and without taking into account any of the Vendor’s Tax Attributes (other than deductions claimed by the Vendor in the Ordinary Course having regard to the provisions of Section 6.6.4, that are specifically attributable to the Interim Period), and (ii) for BMCA, “Interim Period Taxes” shall mean the amount of Taxes that BMCA would have been liable to pay on its net income for income tax purposes for the period from and after the close of business on July 31, 2003 and ending at the end of the Closing Date, such net income to be computed without taking into account any of the Tax Attributes of Affiliates of the Vendor (including, for greater certainty, BMCA) other than deductions claimed by BMCA in the Ordinary Course having regard to the provisions of Section 6.6.4, that are specifically attributable to the Interim Period. In all cases, Interim Period Taxes shall exclude any Taxes that are not directly attributable to Ordinary Course events (and, for the avoidance of doubt, shall exclude Taxes resulting from the Reorganization, the Closing, or the Debt Settlement, and shall exclude Taxes that are the Vendor’s responsibility pursuant to Section 2.8.3, and shall exclude the recognition of any deferred intercompany items of income or gain pursuant to Treasury Regulations under section 1502 of the Code as a result of BMCA’s departure from the BHUSA Group). For this purpose, Taxes for any period that includes all or part of the Interim Period shall be apportioned between the Interim Period (or portion thereof) and the portion of the period that is not the Interim Period on the basis of an interim closing of the books on the Balance Sheet Date, except that real and personal property Taxes imposed on a periodic basis shall be allocated on a daily basis.

“Pre-Closing Taxes” means (i) all Taxes of the BRP Companies for Pre-Closing Periods and all Taxes of the BRP Companies for Straddle Periods to the extent such Taxes are apportioned to the pre-closing portion of the Straddle Period pursuant to Section 6.6.8; (ii) all Taxes of any Person (other than a BRP Company) which was a member of an affiliated, consolidated, combined or unitary group which also included any BRP Company at any time on or prior to the Closing Date for which a BRP Company is liable as a result of Treasury Regulations section 1.1502-6 or any analogous or similar state, local or non-U.S. Law or regulation and (iii) all Taxes of any Person other than a BRP Company for which a BRP Company is liable as a transferee or successor, by contract or otherwise, which Taxes relate to an event or transaction occurring prior to the Closing; but excluding, for the avoidance of doubt, Interim Period Taxes and Taxes in the amount of two million six hundred thousand dollars ($2,600,000) reflected in the current liabilities in the July 31 Balance Sheet under “Income Taxes Payable”; and

“Post-Closing Taxes” means all Taxes of the BRP Companies for Post-Closing Periods and all Taxes of the BRP Companies for Straddle Periods to the extent such Taxes are apportioned to the post-closing portion of the Straddle Period pursuant to Section 6.6.8.

6.6.1

Preparation of Pre-Closing Period and Straddle Period Tax Returns. The Vendor, with the cooperation of the Purchaser (as provided for in Section 2.7), shall prepare (or cause to be prepared) all Tax Returns with respect to any Pre-Closing Period or Straddle Period for or including any BRP Company (including all Tax Returns that are filed on a consolidated, combined or unitary basis and that include any BRP Company). The Vendor shall furnish (or cause to be furnished) such Tax Returns to the Purchaser at least thirty (30) days prior to the Due Date for filing such return. The Purchaser shall have the right to review and consent (such consent not to be unreasonably withheld or delayed) to such Tax Returns (but only, in the case of Tax Returns filed on a consolidated, combined or unitary basis that include entities other than BRP Companies, those portions of the Tax Returns that relate to the BRP Business Segment or to any BRP Company) prior to their filing in accordance with Section 6.6.2, and shall have the right to cause an election to be made in the manner and within the time prescribed under subsection 256(9) of the Income Tax Act and corresponding provincial Tax legislation in respect of the acquisition of control of Canco by the Purchaser as contemplated herein on the Closing Date to the extent the Purchaser or any BRP Company would be prejudiced in the event such an election were not filed.

6.6.2	Filing of Pre-Closing Period and Straddle Period Tax Returns. (a) The Purchaser shall timely file (or cause to be filed) with the appropriate Tax Authority any Tax Return which is prepared by the Vendor and reviewed and consented to by the Purchaser in accordance with Section 6.6.1 and which is required to be filed by the Purchaser or any Affiliate of Purchaser; (b) the Vendor shall timely file (or cause to be filed) with the appropriate Tax Authority any Tax Return which is prepared by the Vendor and reviewed and consented to by the Purchaser in accordance with Section 6.6.1 and which is required to be filed by the Vendor or any Affiliate of the Vendor.

6.6.3	Preparation and Filing of Post-Closing Period Tax Returns. With respect to Post-Closing Periods, the Vendor shall not have any responsibility for preparing (or causing to be prepared) and timely filing (or causing to be timely filed) any Tax Return with respect to any BRP Company, and the Purchaser shall not have any responsibility for preparing (or causing to be prepared) and timely filing (or causing to be timely filed) any Tax Return with respect to the Vendor or any Affiliate of the Vendor.

6.6.4	Consistent Treatment. In the absence of a controlling change in Law and except as otherwise expressly required by this Agreement, each Tax Return with respect to a Pre-Closing Period or a Straddle Period required to be prepared by the Vendor as described in Section 6.6.1 shall be prepared (i) on a basis that is consistent with the elections, methods of accounting, positions, conventions and principles of taxation and the manner in which any Tax item or other information is reported as reflected in comparable Tax Returns filed before the date of this Agreement and (ii) with the cooperation of the Purchaser as provided for in Section 2.7.

6.6.5	Amended Returns and Claims for Refund. Except as otherwise required by Law and with the consent of the Vendor (which shall not be unreasonably withheld), neither the Purchaser nor any BRP Company shall amend a Tax Return or file a claim for a Tax refund with respect to any Pre-Closing Period Tax Return or Straddle Period Tax Return. If the Purchaser or a BRP Company is required by Law to amend a Tax Return with respect to any Pre-Closing Period or Straddle Period, the Purchaser shall notify the Vendor and provide the Vendor with a copy of the amended Tax Return.

6.6.6

Payment of Taxes. Except as otherwise provided in Section 2.8: (a) the Vendor shall be responsible for and pay (or cause to be paid) all Pre-Closing Taxes shown on those Pre-Closing Period Tax Returns that are filed in accordance with Section 6.6.2; (b) Vendor shall be responsible for and pay (or cause to be paid) all Pre-Closing Taxes shown on those Straddle Period Tax Returns that are filed in accordance with Section 6.6.2; (c) the Purchaser shall be responsible for and pay (or cause to be paid) all Post-Closing Taxes shown on those Straddle Period Tax Returns that are filed in accordance with Section 6.6.2; and (d) the Purchaser shall be responsible for and pay (or cause to be paid) all Interim Period Taxes indemnifiable under Sections 8.3.4 (c) and 8.4.2 (but not Section 8.4.1) less any Permitted Payments or Permitted Charges in respect of Interim Period Taxes.

6.6.7	Remittance of Taxes to a Tax Authority. The Vendor shall remit or cause to be remitted in a timely manner to the appropriate Tax Authority all amounts due in respect of any Tax for which it is required to file a Tax Return pursuant to Section 6.6.2.

6.6.8	Straddle Periods. To the extent permitted by Law or administrative practice of a Tax Authority, the taxable year of any BRP Company or any affiliated, combined, consolidated or unitary group of which a BRP Company is a member which includes the Closing Date shall be treated as closing on (and including) the Closing Date. Where it is necessary pursuant to this Agreement to apportion between the Vendor, on the one hand, and the Purchaser, on the other hand, the Tax liability of an entity for a Straddle Period which is not treated under this Section 6.6.8 hereof as closing on the Closing Date, such liability shall be apportioned between the portion of the Straddle Period ending on the Closing Date (which shall be the Vendor’s responsibility) and the portion of the Straddle Period beginning on the day after the Closing Date (which shall be the Purchaser’s responsibility) on the basis of an interim closing of the books on the Closing Date, except that real and personal property Taxes imposed on a periodic basis shall be allocated on a daily basis.

6.6.9	Pre-Closing Period Tax Sharing Agreement. All tax sharing agreements (including the Tax Sharing Agreements) and practices regarding Taxes and their payment, allocation, or sharing that include any BRP Company shall terminate as of the Closing with respect to such BRP Company. No BRP Company shall have any liability following the Closing to make any payment pursuant to any tax sharing agreement or practice in existence prior to the Closing (other than this Agreement).

6.6.10

Refunds and Tax Attributes. Except as set forth in the three (3) following sentences, any refund of Taxes with respect to a Pre-Closing Period, shall be allocated to the Vendor, and if received by the Purchaser or its Affiliates, the amount of such refund of Taxes shall be paid to the Vendor as soon as reasonably practicable after receipt. To the extent that any refund of Taxes with respect to a Pre-Closing Period was reflected on the July 31 Balance Sheet and has not been received from the relevant Tax Authority on or prior to the Closing Date and taken into account in the Interim Period Net Cash Adjustment Amount, such refund shall be allocated to the Purchaser, and if received by the Vendor or its Affiliates the amount of such refund of Taxes shall be paid to the Purchaser or its relevant Affiliate as soon as reasonably practicable after receipt. To the extent that any refund of Taxes with respect to a Pre-Closing Period is attributable to a carryback of a Tax Attribute from a Post-Closing Period or to Tax Attributes from a Straddle Period that are attributable to the post-Closing portion of the Straddle Period, such refund shall be allocated to the Purchaser or its relevant Affiliate, and if received by the Vendor or its Affiliates shall be paid to the Purchaser or its relevant Affiliate as soon as reasonably practicable after receipt. Any refund of Interim Period Taxes shall be allocated to the Purchaser and if received by the Vendor or its Affiliates, the amount of such refund of Taxes shall be paid to the Purchaser as soon as reasonably practicable after receipt.

6.6.11	Neither the Purchaser nor any BRP Company shall carry back any Tax Attribute arising in any Post-Closing Period to a Pre-Closing Period if the consent of the Vendor or an Affiliate of the Vendor would be required by Law for such carryback.

6.6.12	If, pursuant to the provisions of a tax treaty entered into by two countries, the Vendor wishes that a submission be made to the competent authority of any one of such countries with respect to an issue that relates to a Pre-Closing Period, the Purchaser shall reasonably collaborate with the Vendor and shall cause each BRP Company to reasonably collaborate with the Vendor at the expense of the Vendor with respect to reasonable out-of-pocket expenses incurred.

6.7	Letters of Credit and Performance Bonds

With respect to each Letter of Credit outstanding as of the Closing Date, the Purchaser shall arrange no later than the Closing for the replacement or collateralization of such Letter of Credit with one or more stand-by letters of credit posted by one or more financial institutions for the benefit of the beneficiary (in the case of replacement) or the issuer (in the case of collateralization) of such Letter of Credit in an aggregate face amount equal to the aggregate face amount of such Letter of Credit, provided that the Vendor shall be responsible for any breakage and other costs, charges and penalties of the issuer of such Letter of Credit associated with the replacement of such Letter of Credit. In the case of any Letter of Credit which is collateralized but not replaced prior to the Closing, the Purchaser shall use Commercially Reasonable Efforts to arrange as soon as reasonably practicable following the Closing for the replacement of such Letter of Credit by offering the beneficiary thereof a letter of credit issued on behalf of the Purchaser, provided that the Purchaser shall not be obligated to incur costs (including reserves against availability as may be required by the Purchaser’s debt financing sources) in furtherance of such efforts other than the legal fees and charges of its own counsel.

With respect to each Performance Bond outstanding as of the Closing Date, the Purchaser shall use Commercially Reasonable Efforts to arrange as soon as reasonably practicable following the Closing for the release of the Vendor and its Affiliates (other than any BRP Company) from their respective obligations to the beneficiary of such Performance Bond by offering such beneficiary a Performance Bond of the Purchaser of like character and on substantially similar terms, provided that, the Purchaser shall not be obligated to incur costs (including reserves against availability as may be required by the Purchaser’s debt financing sources) in furtherance of such efforts other than the reasonable legal fees and charges of counsel to the beneficiary of each Performance Bond and the legal fees and charges of the Purchaser’s own counsel and provided, further, that if the Purchaser is unable to obtain such release, the Purchaser shall indemnify the

Vendor and its Affiliates (other than any BRP Company) with respect to such Performance Bond pursuant to Section 8.3.

The Vendor and its Affiliates shall provide such information and assistance as the Purchaser may reasonably request in connection with the matters referred to in this Section 6.7.

6.8	Insurance

6.8.1	The Vendor shall maintain substantially equivalent insurance coverage to existing insurance coverage, subject to prevailing market conditions, for the benefit of all Persons who served as directors or officers of the Vendor or of any of the BRP Companies prior to the Closing for a period of six (6) years following the Closing Date.

6.8.2	The Vendor shall maintain in force in respect of all occurrences prior to the Time of Closing all insurance policies in respect of the BRP Business Segment and shall, prior to and following Closing, give all notices and present Claims that are the result of or arise out of or relate to any occurrence of injury or damage to any Person or property prior to the Time of Closing related to the BRP Business Segment (other than Reserved Product Liability Claims) under all insurance policies in a timely fashion. All proceeds of such insurance Claims received by the Vendor or its Affiliates following the Closing shall be paid promptly upon receipt to the Purchaser.

6.9	Further Actions

As promptly as practicable, the Vendor will, and will cause the BRP Companies to, cooperate with the Purchaser in securing the Debt Financing by (i) assisting the Purchaser in the preparation of offering materials, (ii) making members of management available at reasonable times and intervals for meetings with prospective lenders or purchasers of bonds and (iii) taking such other actions as the Purchaser may reasonably request, including requesting Ernst & Young LLP to issue a “comfort letter” and consent. As promptly as practicable, each Party shall use Commercially Reasonable Efforts to take all actions and to do all things necessary to cause the satisfaction of the conditions to the Closing set forth in Article 9 in favour of the other Party, provided that in no event shall any Party be required to waive any condition to the Closing in its favour set forth in Article 9.

6.10	Preservation of Records

Each of the Vendor and the Purchaser agrees to retain possession of, and cause its respective Affiliates to retain the possession of, all records and information (i) relating to the BRP Business Segment in existence on the Closing Date and (ii) coming into existence within eight (8) years after the Closing Date which relate to the BRP Business Segment before the Closing Date; provided that the Parties and their Affiliates shall be entitled to destroy records and information in the Ordinary Course; and provided, further, that eight (8) years after the Closing Date, each of the Vendor and the Purchaser may dispose of any records or information that it reasonably believes is no longer needed to be retained. In addition, from and after the Closing Date, each of the Vendor and the Purchaser undertakes to provide access, and cause its respective Affiliates to provide access, to the other Party and its respective attorneys, accountants and other

Representatives (after reasonable notice and during normal business hours without interference with the ordinary conduct of the business and with reasonable charge) to such records and information (excluding Tax Returns and records and information pertaining to the period as and from the Closing Date) including information stored on computerized information retrieval systems, relating to the BRP Business Segment as such other Party may reasonably deem necessary to properly prepare for, file, prove, answer, prosecute and/or defend any Claim or proceeding (including insurance Claims described in Section 6.8.2) or in order to comply with or to evaluate any obligation or liability (under Law, by contract or otherwise); provided that during the pendency of any dispute among the Parties or their respective Affiliates with respect to any of this Agreement, the other Transaction Documents or the Collateral Documents absent the consent of the other Party, the Party having the foregoing obligation to provide access and information shall not have any obligation hereunder to provide the other Party with access to records and information relevant to such dispute (in which case the Laws governing information sharing applicable to such disputes shall govern). Each of the Vendor and the Purchaser acknowledges that the other Party shall not be liable in the event of the accidental destruction of such records, caused otherwise than by the gross negligence of such other Party or its Affiliates.

6.11	Confidentiality

6.11.1	The Vendor acknowledges that the success of the Purchaser and the BRP Companies after the Closing depends upon the continued preservation of the confidentiality of certain information in the possession of the Vendor and/or its Affiliates, that the preservation of the confidentiality of such information by the Vendor and such Affiliates is an essential premise of the bargain between the Vendor and the Purchaser, and that the Purchaser would be unwilling to enter into this Agreement in the absence of this Section 6.11.1. Accordingly, the Vendor hereby agrees with the Purchaser and the BRP Companies that it shall not, and shall cause its Affiliates and their respective Representatives to not, at any time on or after the Closing Date, directly or indirectly, without the prior written consent of the Purchaser, disclose or use, any confidential or proprietary information involving or relating to the BRP Business Segment or any BRP Company; provided, however, that the information subject to the foregoing provisions of this sentence will not include any information generally available to, or known by, the public (other than as a result of disclosure in violation hereof); and provided, further, that the provisions of this Section 6.11.1 will not prohibit any retention of copies of records or disclosure (i) required by any applicable Law so long as reasonable prior notice is given of such disclosure and a reasonable opportunity is afforded to contest the same, (ii) made in connection with the enforcement of any right or remedy relating to this Agreement or the transactions contemplated herein, or (iii) pursuant to a use permitted by Sections 2.7 or 6.10 hereof. The Vendor agrees that it will be responsible for any breach or violation of the provisions of this Section 6.11.1 by any of its Affiliates and their respective Representatives.

6.11.2

Notwithstanding the foregoing, the Vendor, its Affiliates and their respective Representatives may disclose to any and all Persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to the Parties relating to such tax treatment and tax structure, all as contemplated by section 1.6011-4(b)(3)(iii) of the regulations promulgated under the Code.

6.11.3	At or promptly following the Closing, the Vendor will, and will cause UBS Bunting Warburg Inc. and/or Morgan Stanley & Co. Incorporated and their respective affiliates to, assign to the Purchaser any rights which such Person may have under any confidentiality agreement (or similar contract, agreement or understanding) entered into by the Vendor, or on behalf of the Vendor by UBS Bunting Warburg Inc. and/or Morgan Stanley & Co. Incorporated and their respective Affiliates, with any Competing Bidder.

6.12	Vendor Release

As of the Closing, each of the Vendor and its Affiliates shall execute and deliver a release (the “Vendor Release”) in a form mutually satisfactory to the Parties acting reasonably.

6.13	Intellectual Property Matters

6.13.1	U.S. Patents and Trade-marks. The Vendor shall cause the assignment and transfer to the Purchaser (or its designee, if any) of the U.S. Patents and Trade-marks pursuant to the U.S. IP Assignment prior to the transfer of the BMCA Shares and prior to the dividend in kind of Bombardier Corporation shares and the liquidation of Holdings USA, all as contemplated hereunder.

6.13.2	Canadian Patents. The Vendor shall cause the assignment and transfer to the Purchaser (or its designee, if any) of the Canadian Patents pursuant to the Canadian IP Assignment after the transfer of the Canco Shares, all as contemplated hereunder.

6.13.3	Confirmatory Assignments. The Vendor shall deliver at or prior to the Closing all of the Confirmatory Assignments duly executed by the parties thereto, and the same shall be in full force and effect as of the Closing.

6.13.4	Composite Marks. With respect to each of the Composite Marks, the Vendor shall make such filings or take such other necessary and appropriate action to cause the withdrawal and/or abandonment of such Composite Mark in each jurisdiction in which such Composite Mark is registered or in which an application for registration is pending, in each case prior to the Closing or as soon as reasonably practicable thereafter.

6.13.5	Lemelson. Effective as of the Closing, the Vendor hereby grants the Purchaser a non-exclusive, fully paid, royalty-free sublicense pursuant to and on the terms of that certain License Agreement dated as of September 10, 2001 (the “Lemelson License”) between the Vendor and the Lemelson Medical, Educational and Research Foundation, a limited partnership (together with its successors and assigns, “Lemelson”), until such time as the Purchaser shall obtain from Lemelson a stand-alone license with respect to the BRP Business Segment, all as contemplated by Section 11 of the Lemelson License. The Purchaser shall use Commercially Reasonable Efforts to obtain such stand-alone license.

6.14	Intercompany Accounts

6.14.1	Without in any manner limiting the effect of any other provision of this Agreement, any of the Transaction Documents or any of the Collateral Agreements, and subject to the terms and conditions of the Vendor Release, the Parties agree that, effective upon the Closing, all Intercompany Accounts shall, without the requirement of any further action, be extinguished without payment or further liability in respect thereof on the part of the Person theretofor owing each such account; provided, however, that the foregoing shall not effect any liability of the BRP Companies or the Purchaser in respect of the replacement of the Letters of Credit. In addition, the Purchaser shall pay the Vendor at Closing or promptly thereafter the sum of twenty-eight thousand nine hundred and eight dollars and thirty-four cents in United States dollars (US$28,908.34).

6.14.2	The Vendor shall cause, immediately following the Closing on the Closing Date, upon the terms and conditions of the applicable Bombardier Capital Arrangements, to transfer to an account of Canco or one or more of the other accounts as may be agreed to between the Parties by wire transfer of immediately available funds, the amount of all unfunded invoices to the BRP Business Segment up to the close of business on the day prior to the Closing Date as owed under the floorplan agreement existing as of the Closing between Bombardier Capital Group and any of the BRP Business Segment, inasmuch as Bombardier Capital Group has received prior to the Closing Date the required documentation to be submitted under such Contract in order to require payment from Bombardier Capital Group.

6.15	Transition

6.15.1	For a period of up to nine (9) months following the Closing Date:

6.15.1.1	The Vendor shall, and shall cause its Affiliates and their respective Representatives to, use all Commercially Reasonable Efforts to cooperate and assist the Purchaser and the BRP Companies with all reasonable requests for assistance and cooperation in connection with an orderly transition of the BRP Business Segment to the Purchaser;

6.15.1.2

Without limiting the generality of the foregoing, the Vendor shall, (i) provide the Purchaser and the BRP Companies continuing direct access to its attorneys and accountants and its corporate staff and consultants in the areas of treasury, finance, audit, tax, insurance, human resources, legal and environmental compliance during ordinary business hours without unduly interfering with the business of the Vendor, and (ii) in connection therewith, assist the Purchaser in its efforts to identify the individuals who are most knowledgeable about relevant subject matter;

6.15.1.3	The Purchaser shall reimburse the Vendor for its reasonable expenses and disbursements (including reasonable attorneys fees and charges) actually incurred in connection with the performance by the Vendor of its obligations under this Section 6.15.1 (but excluding any regular employee salary or other ordinary internal costs and expenses of the Vendor solely related to such performance incurred during the first six (6) months of aforesaid nine (9) month period); the Vendor shall promptly forward to the Purchaser all invoices in respect of expenses and disbursements which are reimbursable under this Section 6.15.1.

6.15.2	The Vendor shall, and shall cause its Affiliates to, take such actions as are necessary and desirable to maintain in place each of the Travel Management Services Agreement with BTI Canada Inc. and the Diners Club International Credit Card Agreement with Citicorp to provide the Purchaser with the equivalent level of service as that enjoyed by the BRP Business Segment prior to the Closing, until such time as the Purchaser obtains a stand-alone agreement.

Notwithstanding anything to the contrary contained above, the Vendor and its Affiliates shall not be obligated under this Section 6.15 to maintain the employment of any specific employee in connection with providing the cooperation, assistance and access required hereunder.

6.15.3	The Vendor shall, and shall cause its Affiliates and their respective Representatives to continue to offer DNS Management and Resolution Services (the “DNS Services”) as performed at the date hereof for six (6) months to migrate all required resource records attached to the “bombardier.com” and “bombardier.ca” top level domain name to new top level domain names owned by the Purchaser. The DNS Services will be provided to the Purchaser at no charge and will include: DNS Internet name resolution, resource records management and support.

6.15.4	The Vendor shall provide the Purchaser and its Affiliates (including any BRP Company) with a royalty-free license to use the BSC software solely for the purpose of completing financial statements for periods ending on or prior to January 31, 2004 (it being understood that no new information relating to any period beginning after January 31, 2004 will be inputted into the BSC software by the Purchaser or its Affiliates after January 31, 2004) until May 31, 2004 and shall support the use thereof at no cost.

6.16	Non-Competition; Exclusivity; Non-Solicitation

6.16.1	Non-Competition. For good and valuable consideration, the Vendor covenants with the Purchaser that it will not, without the Purchaser’s prior written consent, for a period of seven (7) years from the Closing Date, directly or indirectly, in any capacity whatsoever including, as an employer, mandatory, principal, agent, joint venturer, partner, shareholder or other security holder, independent contractor, licensor, licensee, franchisor, franchisee, distributor, consultant, adviser, supplier, trustee or by and through any Subsidiary or other Person or otherwise in connection with any Person carry on or be engaged in, provide any assistance to or have any financial or other interest in or be otherwise involved in any endeavour, activity or business in all or part of the Non-Compete Territory that is engaged in any Competing Activities; provided, however, that nothing in this Agreement shall restrict the Vendor’s right to, directly or indirectly:

6.16.1.1	own an equity interest in the Purchaser or have commercial dealings with the Purchaser and its Affiliates or other dealings in connection with the transactions contemplated hereby; or

6.16.1.2	own or acquire any equity interest in any corporation engaged in Competing Activities whose shares are listed on a recognized stock exchange, so long as (x) the number of shares held by the Vendor in such corporation does not exceed five percent (5%) of the outstanding shares of any class of such corporation and (y) the Vendor has no participation in the management or direction of such corporation; or

6.16.1.3	own, acquire or merge with any Person, provided that immediately prior to the time of acquisition or merger the portion of revenues of such Person and its Subsidiaries on a consolidated basis or of such business for the last fiscal year ending prior to the time of such acquisition or merger that is attributable to Competing Activities that would otherwise violate this Section 6.16 amounts to no more than three hundred seventy-five million dollars ($375,000,000) for such fiscal year.

For the avoidance of doubt, nothing in this Section 6.16.1 shall restrict activities on the part of a shareholder of the Vendor.

6.16.2	Non Solicitation. For a period of three (3) years from the date hereof, the Vendor will not, directly or indirectly, without the written consent of the Purchaser, solicit or hire for employment any employee of the Purchaser or any of its Affiliates (including any of the BRP Companies); provided, however, that the foregoing provision will not prevent the Vendor from (i) placing a bone fide advertisement for employment not specifically targeted at the employees of the Purchaser or its Affiliates (including the BRP Companies); (ii) hiring any employee of the Purchaser or any of its Affiliates (including any of the BRP Companies) below the level of vice-president; or (iii) hiring any employee of the Purchaser or any of its Affiliates (including any of the BRP Companies) holding the position of vice-president or higher, if such employee has been the subject of a bona fide termination by the Purchaser or any of its Affiliates (including any of the BRP Companies).

6.16.3	Remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Section 6.16 are not performed in accordance with their specific terms or are otherwise breached. It is accordingly agreed that the Purchaser shall be entitled to an injunction or injunctions to prevent breaches of this Section 6.16 and to enforce specifically the terms and provisions of this Section 6.16 without having to post bond or other surety.

6.16.4	For purposes of this Section 6.16, the following capitalized terms shall have the following meanings:

6.16.4.1	“Competing Activities” means (a) manufacturing, selling, distributing, designing, developing or marketing recreational products, including snowmobiles, personal watercrafts, all-terrain vehicles, karts, boats, outboard engines, snow-grooming equipment or multipurpose tracked vehicles; (b) manufacturing, selling, distributing, designing, developing or marketing engines that power recreational products, including snowmobiles, personal watercrafts, all-terrain vehicles, boats, motorcycles, karts, scooters or light-weight or ultra light aircraft or engines for small aircraft of the same type as the Rotax 936 Engine, or (c) manufacturing, selling, distributing, designing, developing or marketing, accessories and clothing, or parts incorporated in or related to any of the products described in (a) and (b) hereof; and

6.16.4.2	“Non-Compete Territory” means the entire world.

6.17	Agricultural Zone Real Properties

6.17.1	Transfer. The Vendor shall lease to Canco the Agricultural Zone Real Properties pursuant to and on the terms of the Agricultural Zone Real Properties Lease, which contains an assignable option to purchase the Agricultural Zone Real Properties. The Vendor shall be responsible for all Transaction Taxes in connection with the transfer of the Agricultural Zone Real Properties contemplated in this Section 6.17.1.

6.17.2	Cooperation. As promptly as practicable, the Vendor will, and will cause its Affiliates to, furnish such information and assistance (including providing access to records, information and personnel) as is reasonably necessary for the preparation and filing by the Purchaser of an application to the Commission de Protection du territoire agricole du Québec to obtain an Authorization under An Act Respecting the Acquisition of Farm Land by Non-Residents (R.S.Q. c. A-4.1), authorizing the transfer of the Agricultural Zone Real Properties contemplated in Section 6.17.1.

6.18	Discharge of Hypothecs

The Vendor undertakes, at its cost, to promptly obtain and register a discharge of the following hypothecs registered against title to the property located at 565 de la Montagne Street, City of Valcourt, Québec:

(a)	hypothec in favour of Compagnie Garantie Trust Canada in the amount of three hundred thousand dollars ($300,000) registered under number 331,825; and

(b)	hypothec in favour of Denis Gauthier and Marthe Gauthier in the amount of twenty-one thousand six hundred forty-five dollars and sixty-one cents ($21,645.61) registered under number 342,084.

6.19	Purchaser Closing Statement; Vendor Objection Notice; Dispute Resolution

6.19.1	Not later than March 31, 2004, the Purchaser will prepare and furnish to the Vendor a statement (the “Purchaser Closing Statement”) setting forth its calculations of:

6.19.1.1	the Interim Period Net Cash Swept Amount as of the close of business on the Closing Date,

6.19.1.2	the Interim Period Non-Permitted Payments and Charges Amount as of the close of business on the Closing Date,

6.19.1.3	the Interim Period Indirect Required Credits Amount as of the close of business on the Closing Date,

6.19.1.4	the Interim Period Non-Permitted Credits Amount as of the close of business on the Closing Date, and

6.19.1.5	the Interim Period Net Cash Adjustment Amount resulting from (1) through (4) above.

If the Purchaser disagrees with any calculation set forth in the Estimated Net Cash Adjustment Statement, the Purchaser shall be entitled to incorporate such disagreements in the Purchaser Closing Statement. If the Purchaser agrees with all calculations set forth in the Estimated Net Cash Adjustment Statement, the Purchaser shall be entitled, upon written notice to the Vendor, to adopt such statement as its Purchaser Closing Statement; provided, that the adoption of the Estimated Net Cash Adjustment Statement as the Purchaser Closing Statement shall not be deemed to limit the right of the Vendor to disagree with calculations reflected therein in its Vendor Objection Notice (as defined below). In addition, if the Purchaser disagrees with the Vendor’s calculation of the Balance Sheet Date Agency Liability Amount as set forth in the statement delivered pursuant to Section 4.9.3, the Purchaser shall be entitled to raise such objection in its Purchaser Closing Statement.

6.19.2

If the Vendor disagrees with any calculation set forth in the Purchaser Closing Statement, the Vendor may, within 60 days following delivery of the Purchaser Closing Statement, deliver a notice to the Purchaser disagreeing with such calculation (a “Vendor Objection Notice”). The Vendor Objection Notice shall specify those items as to which the Vendor disagrees (the “Disputed Items”), the amount of each Disputed Item, the basis for the Vendor’s objections and its alternative calculation of the Interim Period Net Cash Swept Amount, the Interim Period Non-Permitted Payments and Charges Amount, the Interim Period Indirect Required Credits Amount and/or the Interim Period Non-Permitted Credits Amount and its alternative calculation of the final Interim Period Net Cash Adjustment Amount resulting therefrom. If the Vendor does not deliver a Vendor Objection Notice to the Purchaser within such 60 day period, the calculations set forth in the Purchaser Closing Statement shall be deemed to be final and binding on the parties and the final Interim Period Net Cash Adjustment Amount shall be based thereon. If the Vendor does deliver a Vendor Objection Notice to the Purchaser within such 60 day period, the Vendor shall be deemed to have agreed with all items and amounts reflected in the Purchaser Closing Statement other than the Disputed Items.

6.19.3	If a Vendor Objection Notice is duly delivered within the 60 day period referred to in Section 6.19.2, the parties shall, during the 30 days following the delivery of the Vendor Objection Notice, use their reasonable efforts to reach agreement on the Disputed Items and the final calculation of the Interim Period Net Cash Adjustment Amount resulting therefrom. During such period the parties shall also use their reasonable efforts to resolve any dispute over the Balance Sheet Date Agency Liability Amount. Any such agreement shall be in writing and shall be final and binding upon the Parties as of the date of such agreement.

6.19.4

If, during the 30 day period following delivery of the Vendor Objection Notice, the Parties are unable to reach agreement on the resolution of the Disputed Items, either Party may thereafter cause the Disputed Items to be submitted for resolution to the Toronto office of Deloitte & Touche or another independent accounting firm mutually agreed to by the Parties (the “Independent Accounting Firm”). If the Disputed Items are submitted to the Independent Accounting Firm for resolution, the Independent Accounting Firm shall consider only the Disputed Items and all other items shall be calculated as proposed by the Purchaser in the Purchaser Closing Statement. The Independent Accounting Firm’s resolution of the Disputed Items and the resulting calculation of the final Interim Period Net Cash Adjustment Amount resulting therefrom shall be set forth in a written report delivered to the Vendor and the Purchaser within 30 days of the date that the Disputed Items are submitted to the Independent Accounting Firm for resolution. Notwithstanding anything to the contrary contained herein, in no event shall the resolution of the Disputed Items by the Independent Accounting Firm result in a final Interim Period Net Cash Adjustment Amount that is greater than the Purchaser’s calculation of the Interim Period Net Cash Adjustment Amount set forth in the Purchaser Closing Statement or a final Interim Period Net Cash Adjustment Amount that is less than the Vendor’s calculation of the Interim Period Net Cash Adjustment Amount set forth in the Vendor Objection Notice. Upon delivery of such written report, the Independent Accounting Firm’s determination of the Disputed Items shall be final and binding upon the Parties. The fees and expenses of such Independent Accounting Firm shall be borne by the Parties based upon the relative extent to which the Parties’ positions are upheld by the Independent Accounting Firm. The relative extent to which the Parties’ positions are upheld will be determined by comparing (i) the amount by which the Purchaser’s calculation of the Interim Period Net Cash Adjustment Amount set forth in the Purchaser Closing Statement differs from the final determination thereof set forth in the report of the Independent Accounting Firm and (ii) the amount by which the Vendor’s calculation of the Interim Period Net Cash Adjustment Amount set forth in the Vendor Objection Notice differs from the final determination thereof set forth in the report of the Independent Accounting Firm. By way of example, (i) if the Purchaser’s calculation of Interim Period Net Cash Adjustment Amount is $10 million greater than the Independent Accounting Firm’s calculation, and the Vendor’s calculation of Interim Period Net Cash Adjustment Amount is $30 million less than the Independent Accounting Firm’s calculation, the Purchaser and the Vendor shall pay 25% and 75%, respectively, of such fees and expenses and (ii) if each Parties’ calculation differs from the Independent Accounting Firm’s calculation by $10 million, the Parties shall split such fees and expenses evenly. Any dispute relating to the Balance Sheet Date Agency Liability Amount which is not resolved by agreement of the Parties pursuant to Section 6.19.3 may also be submitted to the Independent Accounting Firm for resolution. The provisions of this Section 6.19.4 (including the provisions with respect to allocation of the fees and costs of such Independent Accounting Firm) shall apply to any such dispute relating to the Balance Sheet Date Agency Liability Amount.

6.19.5	Each of the Parties hereto agrees that it will, and will cause its independent accountants to, provide reasonable cooperation and assistance to (i) the other Party in connection with the other Party’s preparation of the statements to be delivered by such Party pursuant to this Section 6.19 and (ii) the Independent Accounting Firm in connection with any dispute resolution under Section 6.19.4 above. Such cooperation shall include making available to the extent necessary books, records, work papers and personnel, subject, in the case of independent accountants, to the execution of customary representations, waivers or both as reasonably requested by either or both of the Parties.

6.20	Indemnification Notwithstanding Purchase Price Adjustment

The Parties acknowledge and agree that nothing contained in Section 3.1.46, 4.9, 6.19 or 6.21 or the related definitions or Schedules shall in any way qualify or limit (i) any of Vendor’s representations, warranties or covenants contained in this Agreement or in any Transaction Document or (ii) the Purchaser’s rights to indemnification under Article 8. For the avoidance of doubt, the Parties further acknowledge and agree that (x) even if a payment is characterized as a Permitted Payment or a Permitted Charge, the Purchaser will still have a Claim for indemnification to the extent that such payment or the matter to which such payment relates would otherwise give rise to a Claim for indemnification under Article 8 and (y) the Loss in respect of such Claim shall include the amount by which the Interim Period Net Cash

Adjustment Amount shall have been reduced in respect of such Permitted Payment or Permitted Charge.

6.21	Post-Closing Adjustment In Respect of Interim Period Net Cash

6.21.1	If the Interim Period Net Cash Adjustment Amount, as finally determined pursuant to Section 6.19, is greater than the Estimated Interim Period Net Cash Adjustment Amount, the Vendor shall pay the Purchaser an amount equal to the difference between the Interim Period Net Cash Adjustment Amount and the Estimated Interim Period Net Cash Adjustment Amount. If the Interim Period Net Cash Adjustment Amount, as finally determined pursuant to Section 6.19, is less than the Estimated Interim Period Net Cash Adjustment Amount, the Purchaser shall pay the Vendor an amount equal to the difference between the Estimated Interim Period Net Cash Adjustment Amount and the Interim Period Net Cash Adjustment Amount. Any such payment pursuant to this Section 6.21.1 shall be made by wire transfer of immediately available funds to (x) in the case of a payment owed by the Vendor to the Purchaser, an account of Canco (or its successors) specified in writing by the Purchaser or (y) in the case of a payment owed by the Purchaser to the Vendor, an account specified in writing by the Vendor, in either case, at a mutually convenient time (i) if a Vendor Objection Notice is not delivered pursuant to Section 6.19.2, within 60 days after the delivery of the Purchaser Closing Statement or (ii) if a Vendor Objection Notice is delivered within such 60 day period, within 10 days after the final determination of the final Interim Period Net Cash Adjustment Amount pursuant to Section 6.19.

6.21.2	The amount of any payment required to be made pursuant to Section 6.21.1 shall bear interest from and including the Closing Date to but excluding the date of such payment as set forth in Section 11.7.

6.22	Foreign Exchange Protocol

The Parties agree to be bound by and comply with (and agree to cause their respective Affiliates to be bound by and comply with) the terms and conditions of the Foreign Exchange Protocol which is described in Schedule 6.22, which shall apply notwithstanding Section 2.5.

ARTICLE 7

SURVIVAL OF REPRESENTATIONS AND WARRANTIES

7.1	Survival of Representations and Warranties of the Vendor

The representations and warranties of the Vendor contained in this Agreement or in any certificate or other document delivered or given pursuant to this Agreement shall survive the completion of the transactions contemplated by this Agreement and shall continue in full force and effect for the benefit of the Purchaser and its Affiliates:

7.1.1

for an unlimited period from the Closing Date for (i) representations and warranties contained in, 3.1.1 (Due Incorporation or Organization), 3.1.2 (Due Authorization), 3.1.3 (Enforceability), 3.1.8 (Authorized Capital (Before

Reorganization)), 3.1.9 (Issued Capital), 3.1.10 (Title), 3.1.11 (No Options) and 3.1.46 (BRP Business Segment Cash), (ii) representations and warranties in the certificate referred to in Section 9.1.1, to the extent relating to such representations and warranties, and (iii) conduct constituting fraud, fraud in the inducement, intentional misrepresentation or the violation of Law;

7.1.2	for a period of sixty (60) days after the relevant Tax authorities shall no longer be entitled to assess liability against any BRP Company for a particular period ending on, before, or, in the case of a Straddle Period, including the Closing Date, having regard, without limitation, to any waivers given by any Person (other than waivers given in contravention of this Agreement) in respect of any taxation year, for (i) representations or warranties relating to or impacted by Tax matters, including those set out in Section 3.1.44 arising in or in respect of any such particular period and (ii) representations and warranties in the certificate referred to in Section 9.1.1, to the extent relating to such representations and warranties;

7.1.3	for a period equivalent to the prescription period applicable to the underlying compliance issue in question under applicable Laws plus sixty (60) days for (i) representations and warranties contained in Section 3.1.36 (Compliance with Laws), and (ii) representations and warranties in the certificate referred to in Section 9.1.1 to the extent relating to such representations and warranties;

7.1.4	for a period of seven (7) years from the Closing Date (i) for representations and warranties contained in Section 3.1.35 (Environmental Matters) and (ii) representations and warranties in the certificate referred to in Section 9.1.1 to the extent relating to such representations and warranties;

7.1.5	for a period of five (5) years from the Closing Date for (i) representations and warranties contained in Sections 3.1.33 (Employee Matters) and 3.1.34 (Vendor Employee Plans) and (ii) representations and warranties in the certificate referred to in Section 9.1.1 to the extent relating to such representations and warranties; and

7.1.6	for a period of three (3) years from the Closing Date for all other representations and warranties;

provided that any representation and warranty in respect of which indemnity may be sought under Article 8 shall survive the time at which it would otherwise terminate if notice of an incorrectness in, or breach of, such representation and warranty shall have been given prior to such scheduled termination.

7.2	Survival of Representations and Warranties of the Purchaser

The representations and warranties of the Purchaser contained in this Agreement or in any certificate or other document delivered or given pursuant to this Agreement shall survive the completion of the transactions contemplated by this Agreement and shall continue in full force and effect for the benefit of the Vendor and its Affiliates for a period of three (3) years from the Closing Date, except for the representations and warranties contained in Sections 3.2.1 (Due

Incorporation), 3.2.2 (Due Authorization), 3.2.3 (Enforceability), 3.2.6 (Capitalization) and 3.2.9 (Preferred Stock) which shall continue in full force and effect for the benefit of the Vendor and its Affiliates for an unlimited period from the date hereof; provided that any representation and warranty in respect of which indemnity may be sought under Article 8 shall survive the time at which it would otherwise terminate if notice of an incorrectness in, or breach of, such representation and warranty shall have been given prior to such scheduled termination.

ARTICLE 8

INDEMNIFICATION

8.1	Indemnification by the Vendor

After the Closing, the Vendor shall indemnify and hold the Purchaser and its Affiliates, their respective successors and permitted assigns and their respective directors, officers, agents, employees and shareholders (in this Section 8.1 collectively referred to as the “Indemnified Parties”), each of which has notified the Vendor of its intention to accept such indemnification, harmless, from and against any Claims, Taxes, Liabilities, Governmental orders, Encumbrances, losses (including loss of value), amounts paid in settlement, bonds, dues, assessments, fines, penalties, fees, costs (including costs of investigation, defense and enforcement of this Agreement), expenses or amounts paid in settlement (in each case, including fees and charges of experts, legal counsel on a solicitor and his or her own client basis), whether or not involving a third party claim (collectively, the “Losses”) which may be made against an Indemnified Party or which any of them may suffer or incur, directly or indirectly, as a result of, arising out of or relating to:

Matters Subject to Certain Limitations to the Extent Provided Herein

8.1.1	any violation, contravention or breach of any covenant, agreement or obligation of the Vendor or any of its Affiliates under or pursuant to this Agreement, the Asset Transfer Agreement or the other Transaction Documents;

8.1.2	any incorrectness in, or breach of, any representation or warranty made by the Vendor in Section 3.1 of this Agreement, in the other Transaction Documents, or in any certificate furnished by the Vendor pursuant to this Agreement or any of the other Transaction Documents (except to the extent specifically described in Section 8.2.2.2), whether or not the Purchaser relied thereon or had knowledge thereof, in each case determined without regard to any reference to materiality, Material Adverse Effect or similar qualification in any such representation or warranty and, solely in the case of Sections 3.1.26 (Intellectual Property Rights) and 3.1.35 (Environmental Matters) without regard to any qualification as to the Knowledge of the Vendor;

8.1.3

the failure of the Vendor to obtain any Third Party Consent with respect to a particular Right, or re-issuance of a non-transferable Authorization, or the obtaining by the Vendor of any Third Party Consent with respect to a particular Right, or re-issuance of a non-transferable Authorization, in such a manner that the Purchaser’s use or enjoyment of such Right is diminished or burdened by increased costs, obligations or other liabilities as compared to the costs, obligations or other liabilities incident to the use and enjoyment of such Right prior to the Closing;

8.1.4	any matter described in Schedule 8.1.4;

8.1.5	the use of asbestos (including the presence of asbestos in any product or facility) by any of the BRP Companies or their predecessors (in the case of the Vendor, in respect of the BRP Business Segment) prior to the Closing;

8.1.6	any matter described in Schedule 8.1.6;

8.1.7	any matter described in Schedule 8.1.7;

Matters not Subject to Limitation

8.1.8	the Excluded Liabilities;

8.1.9	any Reserved Product Liability Claim, except to the extent of the Purchaser’s Product Liability Retention Amount (the procedure for Claims under which shall be governed by the provisions of Section 8.7);

8.1.10	the Winnovia Retained Environmental Liabilities (the procedures for Claims under which shall be governed by the provisions of Sections 8.5);

8.1.11	any of the actions, conditions or matters referred to in Schedule 8.1.11 with respect to the real property identified in such Schedule 8.1.11 and any Remediation with respect thereto provided that in no event shall the Vendor be responsible for a condition or matter to the extent demonstrated to have been caused by the operations of the BRP Business Segment after the Closing, and provided, further, that the Purchaser shall be responsible for the items set forth in Schedule 8.1.11 to the extent specified therein; and

8.1.12	(a) Pre-Closing Taxes; (b) Taxes for which the Vendor is responsible pursuant to Section 2.8.3 hereof; (c) any increase in Taxes due and payable by the Purchaser, any BRP Company or any Affiliate with respect to a Post-Closing Period (or any increase in Taxes with respect to a Straddle Period or an Interim Period for which the Purchaser is liable pursuant to Section 6.6.6) as a result of a BMCA NOL Adjustment, and (d) any increase in Taxes due and payable by the Purchaser, any BRP Company or any Affiliate with respect to a Post-Closing Period (or any increase in Taxes with respect to a Straddle Period or an Interim Period for which the Purchaser is liable pursuant to Section 6.6.6) as a result of Debt Settlement, with the increase in taxes under clause (c) or clause (d) determined by comparing Taxes payable with the BMCA NOL Adjustment or Debt Settlement, as applicable, to Taxes that would have been payable without the BMCA NOL Adjustment or Debt Settlement, as applicable;

the whole of this Section 8.1 subject to the provisions of this Article 8.

8.2	Limitation on Vendor Indemnification

8.2.1	No Claim seeking indemnification may be made pursuant to Section 8.1 unless a written notice describing such Claim in reasonable detail in light of the circumstances then known to the Indemnified Party, is delivered to the Indemnifying Party. Such notice may be delivered at any time after the Closing except in the case of:

8.2.1.1	Claims under Section 8.1.2, with respect to which notice must be delivered prior to the end of the applicable survival period set forth in Article 7; and

8.2.1.2	Claims under Sections 8.1.4, 8.1.5, 8.1.6 and 8.1.7, with respect to which notice must be delivered prior to the tenth (10th) anniversary of the Closing Date.

8.2.2	The obligation of indemnification set forth in Sections 8.1.1 (but solely to the extent such obligation arises out of any violation, contravention or breach of any covenant, agreement or obligation contained in Section 4.1), 8.1.2, 8.1.3, 8.1.4, 8.1.5, 8.1.6 and 8.1.7 (except for any Claim arising in respect of any incorrectness in, or breach of, 3.1.1 (Due Incorporation or Organization), 3.1.2 (Due Authorization), 3.1.3 (Enforceability), 3.1.17 (Holdings Austria), 3.1.8 (Authorized Capital (before Reorganization)), 3.1.9 (Issued Capital), 3.1.10 (Title), 3.1.11 (No Options), 3.1.22 (Sufficiency of Assets), 3.1.23 (Title to Property of BRP Companies), 3.1.29 (Non Arm’s Length Transactions), Section 3.1.15 (Title to Transferred Assets), Sections 3.1.44 (Tax Matters) or 3.1.42 (No Broker), 3.1.45 (Subsidiary Capitalization), 3.1.46 (BRP Business Segment Cash), 3.1.48, (Resident), or conduct constituting fraud, fraud in the inducement, intentional misrepresentation or the violation of Law) (such non-excluded Claims being collectively referred to as the “Capped Claims”), shall be subject to the following monetary limitations:

8.2.2.1	that no Claim (other than a Claim described in Section 8.2.2.2) may be made by an Indemnified Party unless the matter, event or circumstance, or a series of related matters, events or circumstances, upon which such Claim is based shall give rise to Losses in excess of fifty thousand dollars ($50,000);

8.2.2.2	that:

(i)	Intellectual Property Claims

with respect to the obligation of indemnification under Section 8.1.2 in respect of Section 3.1.26 (Intellectual Property Rights), (a) the Vendor shall not be required to pay any amount until the aggregate amount of all such Losses exceeds five million dollars ($5,000,000) and (b) thereafter, the Vendor shall only be required to pay 50% of all such amounts until the aggregate amount of all such Losses exceeds fifteen million dollars ($15,000,000) and (c) thereafter, the Vendor shall be required to pay 100% of all such amounts until the aggregate amount of all such Losses exceeds forty million dollars ($40,000,000) and (d) if the aggregate amount of such Losses exceeds forty million dollars ($40,000,000) the Vendor shall not be required to pay any amount of such Losses in excess of forty million dollars ($40,000,000) in respect of such indemnification obligation.

(ii)	Fuel Tanks

with respect to the indemnification obligation set forth in Section 8.1.6, the Vendor shall not be required to pay any amounts until the aggregate of all such Losses exceeds the reserves reflected therefor on the July 31 Balance Sheet.

(iii)	Certain Litigation

with respect to the obligation of indemnification under Section 8.1.7 above, (a) the Vendor shall not be required to pay any amount until the aggregate amount of all such Losses exceeds three million five hundred thousand dollars ($3,500,000) and (b) upon the aggregate of all such Losses exceeding three million five hundred thousand dollars ($3,500,000), thereafter the Vendor shall be required to pay 100% of all such amounts in excess of three million five hundred thousand dollars ($3,500,000) until the aggregate amount of all such Losses exceeds twenty-eight million, five hundred thousand dollars ($28,500,000) and (c) if the aggregate amount of such Losses exceeds twenty-eight million, five hundred thousand dollars ($28,500,000) the Vendor shall not be required to pay any amount of such Losses in excess of twenty-eight million, five hundred thousand dollars ($28,500,000) in respect of such indemnification obligation; and

8.2.2.3	that to the extent not specifically addressed above in Section 8.2.2.2, the Vendor shall not be required to pay any amount in respect of indemnification obligations relating to Capped Claims until the aggregate amount of all such Losses exceeds five million dollars ($5,000,000) and upon the aggregate of all such Losses exceeding five million dollars ($5,000,000), the Vendor shall only be required to pay all such amounts in excess of such amount; and

8.2.2.4	that except for the limitation on certain Claims set forth in Section 8.2.2.2 the Vendor shall not be required to pay any amount in respect of other Capped Claims in any amount in excess of three hundred million dollars ($300,000,000).

8.2.3	The obligation of indemnification set out in Section 8.1.12 above shall be subject to the following limitations:

(i)	the Vendor shall not be required to pay any amount in respect of the Vendor’s indemnification obligation under Section 8.1.12(c) (taking into account Section 8.2.3(ii)) until the amount that would be payable under such clause exceeds five million dollars ($5,000,000), and upon the aggregate of the amounts payable under such clause exceeding five million dollars ($5,000,000), the Vendor shall only be required to pay all such amounts in excess of five million dollars ($5,000,000); and

(ii)	before being entitled to indemnification under Section 8.1.12, the Purchaser shall first have the obligation to utilize to the fullest extent possible any of the Tax Attributes (such as depreciation and loss carryovers) of the relevant BRP Company that are available to reduce any of the Taxes for which the Purchaser would otherwise be entitled to be indemnified under Section 8.1.12. To the extent that the relevant BRP Company so utilizes its Tax Attributes, the Purchaser shall be entitled to be indemnified by the Vendor for any additional Taxes payable in future periods as a result of such utilization. The Purchaser’s right to be indemnified for such additional Taxes shall arise at the time such additional Taxes are payable, with the amount of such additional Taxes determined by comparing Taxes payable taking into account the utilization of such Tax Attributes and Taxes that would have been payable had such Tax Attributes not been so utilized. The Purchaser shall furnish (or cause to be furnished) to the Vendor the Tax Return for the taxable period in respect of which such additional Taxes are payable and a computation of the additional Taxes as described in the preceding sentence at least thirty (30) days prior to the Due Date for filing such Tax Return. The Vendor shall have the right to review and object to the computation of additional Taxes. Any disagreement which cannot be resolved between the Purchaser and the Vendor shall be resolved pursuant to Section 11.22.1.

8.2.4	For any Claim under Section 3.1.35 (Environmental Matters) involving any Real Property (other than the Winnovia Property), the Vendor shall be responsible for Remediation only to the extent that the condition for which such Remediation is required was identified in the course of excavation or other work carried out by the Purchaser in the normal course of business operations or to respond to a Remedial Order or Claims by a third party or Government, provided that in no event shall the Vendor be responsible for a condition or matter to the extent demonstrated to have been caused by the operations of the BRP Business Segment after the Closing Date.

8.3	Indemnification by the Purchaser

After the Closing, the Purchaser shall indemnify and hold the Vendor and its Affiliates, and their directors, officers, agents, employees and shareholders, in each case excluding all direct or indirect shareholders of the Purchaser other than the Vendor (in this Section 8.3 collectively referred to as the “Indemnified Parties”), each of which has notified the Purchaser of its intention to accept such indemnification, harmless from and against any Losses which may be made against the Indemnified Parties or which the Vendor or its Affiliates may suffer or incur as a result of, arising out of or relating to:

8.3.1	any violation, contravention or breach of any covenant, agreement, or obligation of the Purchaser or any of its Affiliates under or pursuant to this Agreement, the Asset Transfer Agreement or the Transaction Documents; or

8.3.2	any incorrectness in, or breach of, any representation or warranty made by the Purchaser in Section 3.2, in the other Transaction Documents, or in any certificate furnished by the Vendor pursuant to this Agreement or any of the other Transaction Documents, whether or not the Purchaser relied thereon or had knowledge thereof, in each case determined without regard to any materiality, Material Adverse Effect or similar qualification in any such representation or warranty;

8.3.3	in the event the Purchaser has not delivered a release as contemplated by Section 6.7 with respect to any Performance Bond, the failure by the Purchaser or its Affiliates to perform the obligations secured thereby; and

8.3.4	(a) except to the extent such Taxes are described in Section 8.1.12(b), (c) or (d), Post-Closing Taxes (but not Post-Closing Taxes arising as a result of or related to the Reorganization, Debt Settlement, or other non-Ordinary Course events relating to the Closing or occurring prior to the Closing), (b) Taxes for which the Purchaser is responsible pursuant to Section 2.8.1 and (c) subject to Section 8.4.2, Interim Period Taxes.

8.4	General Limitation on Purchaser Indemnification

8.4.1	The obligation of indemnification set out in Subsection 8.3.2 above shall be subject to:

8.4.1.1	the limitations regarding survival of representations and warranties set forth in Section 7.2;

8.4.1.2	the limitation that the Purchaser shall not:

(i)	be required to pay any such amount until the aggregate amount of all such Losses exceeds five million dollars ($5,000,000) and upon the aggregate of all such Losses exceeding five million dollars ($5,000,000), the Vendor shall only be required to pay all such amounts in excess of such amount; and

(ii)	be required to pay any amount in excess of three hundred million dollars ($300,000,000);

8.4.1.3	no Claim may be made by the Vendor or its Affiliates unless the matter, event or circumstance, or series of related matters, events or circumstances, upon which such Claim is based shall give rise to Losses in excess of fifty thousand dollars ($50,000);

8.4.1.4	provided that the limitations in Sections 8.4.1.1 and 8.4.1.2 shall not apply to the non fulfillment of any covenants contained in this Agreement or in the Transaction Documents to be performed after Closing, a breach or inaccuracy of Sections 3.2.1, 3.2.2, 3.2.3, 3.2.6 and 3.2.9, conduct constituting fraud, fraud in the inducement, intentional misrepresentation or the violation of law.

8.4.2

The obligation of indemnification set out in Section 8.3.4(c) shall be subject to the limitation that before being entitled to indemnification under Section 8.3.4(c), the Vendor shall first have the obligation to utilize to the fullest extent possible any of the Tax Attributes such as depreciation and loss carryovers of Vendor or the relevant Affiliate of Vendor (including any BRP Company) that are available to reduce any of the Taxes for which the Vendor would otherwise be entitled to be indemnified under Section 8.3.4(c). To the extent that the Vendor or the relevant Affiliate of Vendor other than any BRP Company so utilizes its Tax Attributes, the Vendor shall be entitled to be indemnified by the Purchaser for any additional Taxes payable by the Vendor or the relevant Affiliate (excluding any BRP Company). The Vendor’s right to be indemnified for such additional Taxes shall arise at the time such additional Taxes are payable, with the amount of such additional Taxes determined by comparing Taxes payable in the then current period taking into account the utilization of such Tax Attributes with respect to the Interim Period and Taxes that would have been payable in the then current period had such Tax Attributes not been so utilized in the Interim Period. The Vendor shall furnish (or cause to be furnished) to the Purchaser the Tax Return for the taxable period in respect of which such additional Taxes are payable and a computation of the additional Taxes as described in the preceding sentence at least thirty (30) days prior to the Due Date for filing such Tax Return. Purchaser shall have the right to review and object to the computation of additional Taxes. Any disagreement which cannot be resolved between the Purchaser and the Vendor shall be resolved pursuant to Section 11.22.1.

Special Indemnification Procedures

8.5	Winnovia Retained Environmental Liabilities

Notwithstanding the provisions of Sections 8.9 through 8.13, it is hereby agreed as follows:

8.5.1	The Purchaser shall notify the Vendor of the discovery of any Environmental Claim as soon as reasonably practical following the discovery of any Winnovia Environmental Condition by a senior officer of the Purchaser or receipt of any verbal or written communication from any Government or third party concerning a Winnovia Environmental Condition (such notice from the Purchaser, a “Winnovia Notice”), provided that the omission to so notify shall not relieve the Vendor from any duty to indemnify and hold harmless which otherwise might exist with respect to such Environmental Claim except to the extent that the Vendor is actually and materially prejudiced thereby.

8.5.2

8.5.2.1

Except in situations where an immediate response to the order of a Government is required (in which case a Winnovia Notice shall be provided as promptly as possible and any interim Remediation undertaken at the direction of a Government shall be the minimum necessary to satisfy such Government), upon receipt by the Vendor of any such Winnovia Notice, the Vendor and the Purchaser agree to cooperate regarding the Environmental Claim that is the subject of such Winnovia Notice, and to agree upon a mutually acceptable response prior to initiating any type of response to such Environmental Claim. To the extent such Environmental Claim involves a Winnovia Environmental Condition, the Parties shall agree upon an environmental consultant or remediation contractor mutually acceptable to both Parties (it being expressly agreed that the environmental consultants and remediation contractors set forth in Schedule 8.5.2 are deemed acceptable to the Parties) to investigate and develop a remedial action plan that is consistent with applicable industrial cleanup objectives. Such environmental professional shall be mutually retained, such that both Parties shall have all rights and obligations of a “client” under the governing retention agreements. The Parties shall instruct the environmental professional to develop a remedial action plan providing for Remediation that is cost effective, and which takes into account the industrial use of the Winnovia Property, takes advantage, to the extent permitted by Environmental Laws, of engineered barriers and deed restrictions, but will not unreasonably interfere with the

Purchaser’s use of the Winnovia Property nor constitute an adverse impact on title. Any Remediation recommended by a mutually retained environmental professional shall be deemed acceptable to the Parties; in the event that one of the Parties believes that Remediation in addition to that recommended by the mutually retained environmental professional should be undertaken, the Parties shall jointly consider whether such additional Remediation is warranted in light of Environmental Laws or applicable industrial cleanup objectives. To the extent such Claim is asserted by a third party or Government and does not involve a Winnovia Environmental Condition, the procedure set forth in Sections 8.10 through 8.13 shall govern.

8.5.2.2	If the Parties fail to agree on a mutually acceptable environmental consultant or remediation contractor, or the extent or manner of Remediation to be undertaken, the Parties shall utilize the services of an independent environmental consultant (“Mediating Consultant”), mutually agreeable to both Parties, to review the circumstances underlying the Environmental Claim and to promptly make an independent recommendation as to a qualified environmental professional or, as applicable, the extent or manner of Remediation to be undertaken. The cost of such Mediating Consultant shall be borne equally by the Parties. In the event the Parties cannot agree on the recommendations of the Mediating Consultant, the arbitration provisions of Section 11.22.1 shall apply. In no event shall the failure of the Parties to agree relieve the Vendor of its indemnification obligations hereunder.

8.5.3	Subject to Section 6.10, the Vendor and its designated representatives shall, subject to prior notice to the Purchaser, have a continuing right of reasonable access to the Purchaser’s facilities, books, records and personnel where an Winnovia Environmental Condition or an Environmental Claim has arisen, during normal business hours and without unduly interfering with the business of the Purchaser;

8.5.4

In the event that the Purchaser elects, voluntary, to sell or transfer the Winnovia Property, the Vendor shall be entitled to reimbursement out of the purchase proceeds the cost of Remediation incurred by the Vendor within three (3) years prior to the transfer from the Purchaser to the prospective purchaser, including Remediation of Winnovia Environmental Conditions identified by such prospective purchaser; provided that the Vendor’s Remediation obligation shall be limited to bringing the Winnovia Property into compliance with applicable industrial cleanup standards (without regard to the prospective purchaser’s intended use) and, provided, further, that if the cost of Remediation already conducted within three (3) years prior to the proposed transfer from the Purchaser to the prospective purchaser, plus the reasonably expected cost of Remediation required by the prospective purchaser, is equal to or greater than the proposed purchase price, then the Vendor may elect to be reimbursed to the extent of the purchase price, or, if the purchase price is materially less than the Vendor’s Remediation costs, then the Vendor may exercise a right of first refusal granted by the Purchaser that authorizes the Vendor to repurchase the Winnovia Property, for consideration in the amount of one dollar ($1), in lieu of undertaking any further Remediation.

8.5.5	For greater certainty, the Vendor shall not assume any liability whatsoever if the Winnovia Notice is solely the result of any voluntary investigation or remediation undertaken by the Purchaser not in connection with ongoing operations and which, under the totality of the circumstances, was undertaken due to the existence of the Vendor indemnity.

8.6	Winnovia Expropriation

8.6.1	Notwithstanding any other provision of this Article 8 to the contrary, the Vendor agrees that to the extent there is an Expropriation with respect to the Winnovia Property, or a significant enough portion of the Winnovia Property, such that the purposes for which such property has heretofore been used and is presently proposed to be used by the Vendor and its Affiliates are substantially interfered with, then, subject to the limitations below, the Vendor agrees to reimburse the Purchaser for its reasonable and necessary out-of-pocket costs actually incurred in relocating the business operations as conducted at the Winnovia Property to a new location, including the cost of purchasing or (in the event a suitable facility is not available for purchase and occupancy on terms and at a location acceptable to the Purchaser, acting reasonably) building a new facility (“Relocation Costs”). The Parties agree to cooperate with respect to calculating Relocation Costs.

8.6.2	The Vendor’s reimbursement obligation shall be limited to 75% of the Purchaser’s Relocation Costs if Expropriation occurs on or before the first anniversary of the Closing Date, 50% of the Purchaser’s Relocation Costs if Expropriation occurs after the first anniversary but before the second anniversary of the Closing Date, and 25% of the Purchaser’s Relocation Costs if Expropriation occurs after the second anniversary but before the third anniversary of the Closing Date, provided that in no event shall the Vendor be responsible for Relocation Costs in excess of an aggregate of thirty million United States dollars (U.S.$30,000,000). The Vendor shall have no obligation to reimburse the Purchaser’s Relocation Costs if Expropriation occurs on or after the third anniversary of the Closing Date.

8.6.3	Notwithstanding the foregoing provisions of this Section 8.6, the Vendor shall have no obligation to reimburse any of the Purchaser’s Relocation Costs to the extent the compensation received from a third party by the Purchaser as part of an Expropriation includes Relocation Costs.

8.7	Reserved Product Liability Claims

Notwithstanding the provisions of Sections 8.9 through 8.13, it is hereby agreed as follows:

8.7.1	Promptly upon a senior executive officer of any Party obtaining actual knowledge thereof after the Closing, such Party shall notify the other of any cause (other than with respect those matters set forth in Schedule 1.1.166) which such Party has determined has given or could give rise to indemnification under Section 8.1.9, provided that the omission to so notify shall not relieve the Indemnifying Party from any duty to indemnify and hold harmless which otherwise might exist with respect to such cause;

8.7.2	Notwithstanding Section 8.11, the Indemnified Party shall defend (and control the defense of) each Reserved Product Liability Claim with counsel and experts of its own selection acceptable to the Indemnifying Party and its insurer, each acting reasonably, and shall keep the Indemnifying Party reasonably informed with respect to the status of each such claim while it conducts and controls the defense of such claim; the Indemnifying Party shall have the right to assume the defense of (and to control the defense of) any Reserved Product Liability Claim at any time by providing written notice to the Indemnified Party, in which event the defense of such Reserved Product Liability Claim shall thereafter be conducted by the Indemnifying Party in the manner described in, and subject to the provisions of, Section 8.12 (including with respect to such provisions concerning the making available to the Indemnifying Party of all pertinent information and witnesses under the Indemnified Party’s control and the making of such assignments and the taking such other steps as in the opinion of counsel for the Indemnifying Party are reasonably necessary to enable the Indemnifying Party to conduct such defense);

8.7.3	The Indemnified Party shall not be permitted to compromise and settle or to cause a compromise and settlement of any Reserved Product Liability Claim without the prior written consent of the Indemnifying Party (which consent will not be unreasonably withheld or delayed), unless the aggregate amount to be paid to the claimant in such compromise or settlement does not exceed the Existing Product Liability Insurance Deductible applicable to such Reserved Product Liability Claim;

8.7.4	The Indemnified Party shall provide on at least a quarterly basis a written report (the “Claim Defense Status Report”) relating to any and all claims it defends pursuant to Section 8.7.2 commencing on February 17, 2004, which Claim Defense Status Report shall include reasonable information relating to the status of each relevant Reserved Product Liability Claim and an estimated budget for the defense of each such claim, and the Indemnifying Party and the Indemnified Party shall meet within fifteen (15) Business Days of the written demand of the Indemnifying Party following the delivery of each Claim Defense Status Report to discuss same;

8.7.5	The Indemnified Party may send an invoice to the Indemnifying Party (not more often than monthly) setting forth (i) the reasonable out-of-pocket and direct expenses and (ii) the amounts paid upon judgment, settlement or otherwise with respect to each Reserved Product Liability Claim, in each case, to the extent not reflected on any prior invoice (together with reasonable supporting documentation) (the “Claim Expenses”); it being understood that the Indemnified Party shall not charge the Indemnifying Party an administrative or other similar fee for its services in conducting the defense of any Reserved Product Liability Claim;

8.7.6	Within fifteen (15) days of the delivery of an invoice under Section 8.7.5, the Indemnifying Party shall reimburse the Indemnified Party the Claim Expenses set forth in such invoice; and

8.7.7	Notwithstanding anything to the contrary in this Agreement, the Parties agree that, with respect to any Claim of the Vendor or its Affiliates concerning the handling of any Reserved Product Liability Claim by the Indemnified Party, the sole remedy of the Vendor and its Affiliates against the Indemnified Party shall be to assume the conduct and control of the defense of such Reserved Product Liability Claim as contemplated by Section 8.7.2.

8.8	Procedure for Indemnification and Defense of Tax Claims

8.8.1	Section 8.8 shall supersede Sections 8.9 to 8.13 inclusively in the event of a Claim for indemnification based on a Tax Claim.

8.8.2	If (i) a senior person responsible for Taxes of an Indemnified Party receives actual knowledge of a Tax Claim or (ii) an Indemnified Party receives a letter or other written notification from a Tax Authority proposing or raising an assessment or reassessment of Taxes, in each case, giving rise to a Claim (or potential Claim) for indemnification against the Indemnifying Party, the Indemnified Party shall, promptly after such senior person receiving such knowledge or such Indemnified Party receiving such letter or written notification, provide written notice to the Indemnifying Party which written notice will set out the nature and the amount of the Tax Claim.

8.8.3	The omission to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any duty to indemnify and hold harmless which might otherwise exist with respect to such Tax Claim unless (and only to the extent that) the omission to notify materially prejudices the ability of the Indemnifying Party to contest the Tax Claim or otherwise materially increases the amount to be indemnified pursuant to this Article 8, in which case the indemnification may be reduced to the extent that such delay materially prejudiced the contestation or materially increased the amount of liability.

8.8.4

In respect of a notification made pursuant to Section 8.8.2, the Indemnifying Party shall be entitled to pay the Indemnified Party the amount of Tax claimed under an assessment or reassessment. The Indemnifying Party shall have the right, upon giving notice to the Indemnified Party within fifteen (15) Business

Days of the receipt of any notice given pursuant to Section 8.8.2, to challenge the Tax Claim and assume control of the negotiation, settlement and dispute of such Tax Claim, provided that the Indemnifying Party’s notice acknowledges the Indemnifying Party’s obligation to indemnify the Indemnified Party for the entirety of such Tax Claim or potential Tax Claim, in accordance with the provisions hereof. The Indemnifying Party shall thereafter keep the Indemnified Party reasonably informed with respect to the status of such Tax Claim.

8.8.5	If the Indemnifying Party opts to challenge the Tax Claim pursuant to Section 8.8.4, the Indemnifying Party shall diligently proceed with the negotiation, contestation or settlement of the Tax Claim at its sole expense, including, employment of counsel reasonably satisfactory to the Indemnified Party and, in connection therewith, the Indemnified Party shall cooperate fully, but at the expense of the Indemnifying Party with respect to reasonable out-of-pocket expenses incurred, to make available to the Indemnifying Party all pertinent information and witnesses under the Indemnified Party’s control, make such assignments and take such other steps as in the opinion of counsel to the Indemnifying Party, are reasonably necessary to enable the Indemnifying Party to contest the Tax Claim.

8.8.6	The Indemnifying Party shall not enter into any settlement or discontinuance of proceedings or make any final decision regarding appeal rights in respect of a Tax Claim for which the Indemnifying Party has given a notice pursuant to Section 8.8.4 without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld.

8.8.7	The Indemnified Party shall not grant or agree to any waiver of any limitiation period in respect of a Tax Claim giving rise to a Claim (or potential Claim) for indemnification under this Article 8 unless the Indemnifying Party has been given a notice by the Indemnified Party in accordance with Section 8.8.2 and has failed to give the notice contemplated by Section 8.8.4 to the Indemnified Party before the earlier of the date on which the deadline for providing the waiver expires (which date shall be specified in the notice given to the Indemnifying Party in accordance with Section 8.8.2) and the fifteenth (15th) Business Day following receipt by the Indemnifying Party of the notice contemplated by Section 8.8.2.

8.8.8	The Indemnified Party will be entitled to participate in the contestation of such Tax Claim and to employ counsel of its choice for such purpose, provided that the fees and expenses of such separate counsel will be borne by the Indemnified Party (other than any fees and expenses of such separate counsel that are incurred prior to the date the Indemnifying Party effectively assumes control of such contestation and that are reasonably necessary in order to protect its rights vis-à-vis the Tax Authority responsible for such Tax Claim which, notwithstanding the foregoing, will be borne by the Indemnifying Party).

8.8.9	If the Indemnifying Party fails to give notice to the Indemnified Party that the Indemnifying Party wishes to challenge a Tax Claim within fifteen (15) Business Days after having been notified of such Tax Claim pursuant to Section 8.8.2, the Indemnifying Party shall be deemed to have accepted the validity of such Tax Claim.

8.8.10	If a Claim for indemnification is in respect of a Tax Claim for which the Indemnified Party is required by applicable Law to make a payment to any Tax Authority with respect to such Tax Claim before the completion of settlement negotiations or related legal proceedings, the Indemnifying Party shall pay such Tax (or part thereof) to the Indemnified Party at the time such Tax is required by Law to be paid.

8.8.11	The Indemnified Party shall reimburse to the Indemnifying Party the amount paid in respect of the Tax Claim by the Indemnifying Party to the Indemnified Party finally determined not to be due and in respect of which all appeal procedures have been exhausted or discontinued or settled.

8.8.12	Subject to Section 8.8.10, amounts payable by an Indemnifying Party in respect of a Tax Claim shall be paid within the time provided for by applicable Law or in accordance with the terms of any settlement with a Tax Authority or assessment or reassessment issued pursuant to a final judgement.

8.9	Obligation to Reimburse

The Party providing indemnification hereunder (the “Indemnifying Party”) shall reimburse, within five (5) Business Days of demand thereof, to the Person being indemnified hereunder (the “Indemnified Party”), the amount of Losses suffered or incurred by the Indemnified Party.

8.10	Notification

Promptly upon a senior executive officer of any Party (or any other Indemnified Party) obtaining actual knowledge after the Closing of a breach of a representation or warranty of the other Party in this Agreement, the Indemnified Party shall notify the Indemnifying Party of any cause which the Indemnified Party has determined has given or could give rise to indemnification under this Article 8.

The omission to so notify the Indemnifying Party (or any other Indemnified Party) shall not relieve the Indemnifying Party from any duty to indemnify and hold harmless which otherwise might exist with respect to such cause unless (and only to that extent) the omission to notify materially prejudices the ability of the Indemnifying Party to exercise its right to defend or otherwise materially increases the amount to be indemnified, pursuant to this Article 8, in which case the indemnification may be reduced to the extent that such delay materially prejudiced the defense of the Claim or materially increased the amount of liability or cost of defense.

8.11	Defense of Third Party Claim

If any legal proceeding shall be instituted or any Claim or demand shall be asserted by a third party against the Indemnified Party (each a “Third Party Claim”), then the Indemnifying Party shall have the right, after receipt of the Indemnified Party’s notice under Section 8.10 and upon giving notice to the Indemnified Party within fourteen (14) Business Days of such receipt, to defend (and to control the defense of) the Third Party Claim, provided the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party for such Third Party Claim. The Indemnifying Party shall thereafter keep each Indemnified Party reasonably informed with respect to the status of such Claim.

Amounts payable by the Indemnifying Party pursuant to a Third Party Claim shall be paid in accordance with the terms of the settlement or the judgment, as the case may be, but in any event prior to the expiry of any delay for a judgment to become executory.

8.12	Defense Procedures

Upon the assumption of control of any Third Party Claim by the Indemnifying Party as set out in Section 8.11, the Indemnifying Party shall diligently proceed with the defense, compromise or settlement of the Third Party Claim at its sole expense, including, if necessary, employment of counsel reasonably satisfactory to the Indemnified Party and, in connection therewith, the Indemnified Party shall cooperate fully, but at the expense of the Indemnifying Party with respect to any out-of-pocket expenses incurred, to make available to the Indemnifying Party all pertinent information and witnesses under the Indemnified Party’s control, make such assignments and take such other steps as in the opinion of counsel for the Indemnifying Party are reasonably necessary to enable the Indemnifying Party to conduct such defense. The Indemnifying Party shall not settle such Third Party Claim unless such settlement includes as an unconditional term thereof the giving by the claimant or plaintiff of a full and complete unconditional release of all Indemnified Parties from any and all liability with respect to such Third Party Claim and does not require any Indemnified Party to take or refrain from taking any action and does not involve any restrictive or other covenants or any other injunctive relief. As long as the Indemnifying Party is diligently proceeding with the defense, compromise or settlement of any such Third Party Claim in good faith and on a timely basis, the Indemnified Party shall not pay or settle any such Third Party Claim without the consent of the Indemnifying Party. Notwithstanding the assumption by the Indemnifying Party of the defense of such Third Party Claim as provided in this Section 8.12, the Indemnified Party shall also have the right to participate in (but not to control) the negotiation, settlement or the defense of any Third Party Claim at its own expense; provided, however, that if the defendants in any such Third Party Claim shall include both an Indemnified Party and an Indemnifying Party and such Indemnified Party shall have reasonably concluded that counsel selected by the Indemnifying Party has a conflict of interest because of the availability of different or additional defenses to such Indemnified Party, such Indemnified Party shall have the right to select separate counsel to participate in the defense of such Third Party Claim on its behalf, at the expense of the Indemnifying Party; and provided, further, that the Indemnifying Party shall not be obligated to pay the expenses of more than one separate counsel for all Indemnified Parties.

8.13	Failure to Defend

If the Indemnifying Party fails within fourteen (14) Business Days from receipt of the notice of a Third Party Claim to give notice of its intention to defend the Third Party Claim in accordance with Section 8.11, then the Indemnifying Party shall be deemed to have waived its right to defend the Third Party Claim and the Indemnified Party shall have the right (but not the obligation) to undertake the defense of the Third Party Claim and compromise and settle the

Third Party Claim on behalf, for the account and at the risk and expense of the Indemnifying Party.

8.14	Indemnification to be After Insurance

The amount of any Losses that a Party shall be entitled to Claim indemnification for hereunder shall be determined after giving effect to any net recoveries actually received from third party insurance carriers (taking into account related increases in insurance costs or reduction in availability of insurance).

8.15	Indemnification Sole Remedy

After the Closing, the provisions of this Article 8 shall constitute the sole remedy of the Parties against each other with respect to any breach or non-fulfillment of any representation, warranty, agreement, covenant, condition or any other obligation contained in this Agreement or the other Transaction Documents other than in respect of Claims based on conduct constituting fraud, fraud in the inducement or intentional misrepresentation or claims based on breaches of Sections 2.6, 2.7, 6.8, 6.10, 6.11, 6.15, 6.16 and 11.2.

ARTICLE 9

CONDITIONS OF CLOSING

9.1	Conditions for the Benefit of the Purchaser

The obligations of the Purchaser to complete the purchase of the Purchased Shares, the Canadian Patents, the U.S. Patents and Trade-marks and the Icelandi Bond under this Agreement are subject to the following conditions, each of which is hereby declared to be for the exclusive benefit of the Purchaser. Each condition is to be performed or complied with in all respects at or prior to the Closing Date.

9.1.1	Truth of Representations and Warranties of the Vendor. All of the representations and warranties contained in Section 3.1 of this Agreement qualified by materiality (or Material Adverse Effect or similar qualifications) shall be true and correct at the Time of Closing and all representations and warranties contained in Section 3.1 of this Agreement not so qualified shall be true and correct in all material respects at the Time of Closing, (a) in each case with the same effect as if made at and as of the Time of Closing and giving effect to the Reorganization, (b) where appropriate after giving effect to the Reorganization, as if made by the Vendor on behalf of one or more BRP Companies and (c) in each case as if the transfer of the U.S. Patents and Trade-marks pursuant to the U.S. IP Assignment occurred at the Time of Closing, and the Purchaser shall have received a certificate of a senior officer of the Vendor confirming the foregoing.

9.1.2

Performance of Covenants by the Vendor. All of the obligations, covenants and agreements that the Vendor is required to perform or comply with under this Agreement at or prior to the Closing Date (considered individually and collectively), shall have been performed or complied with in all material respects at or prior to the Closing Date and the Purchaser shall have received a certificate to such effect on the Closing Date from a senior officer of the Vendor.

9.1.3	Pre-Closing Approvals. There shall have been obtained from all appropriate Persons all Pre-Closing Third Party Consents and Pre-Closing Government Approvals, in form and substance satisfactory to the Purchaser.

9.1.4	Receipt of Closing Documentation. The Purchaser shall have received all documents contemplated by Section 10.2 to be delivered to the Purchaser in form (as to certification and otherwise) and substance satisfactory to the Purchaser, acting reasonably.

9.1.5	Reorganization. The Reorganization shall have been completed in accordance with Schedule 1.1.162 (with such modifications thereto (if any) to which the Purchaser shall have consented in the manner contemplated by Section 2.9), and the Purchaser shall have received a certificate to such effect on the Closing Date from a senior executive officer of the Vendor.

9.1.6	Litigation; Orders. There shall be no, nor shall there be any Claim or any action pending or threatened in writing (other than any made by the Purchaser or its Affiliates) which may result in any, temporary restraining order, preliminary or permanent injunction or other order enacted, promulgated, enforced, issued or threatened by any court of competent jurisdiction or Government that would (a) prevent consummation of any of the transactions contemplated by this Agreement or any of the Transaction Documents (including the transfer of all or any part of the Transferred Assets, other than immaterial or obsolete assets), (b) result in any such contemplated transaction being rescinded following consummation, (c) prevent the Vendor from fulfilling any of its material obligations under this Agreement or any of the Transaction Documents, (d) permit the Vendor to claim that this Agreement or any of the Transaction Documents or the consummation of such transactions is improper or would give rise to proceedings under any Laws, (e) limit or otherwise adversely affect the right of the Purchaser to own the shares of the BRP Companies (including the right to vote such shares) or to control the BRP Companies or to operate the BRP Business Segment or the business or assets of the Purchaser or any of its direct or indirect shareholders and their respective Affiliates, or (f) compel the Purchaser or any of its Affiliates to dispose of all or any material portion of either a BRP Company or any material portion of the BRP Business Segment or the business or assets of the Purchaser or any of its direct or indirect shareholders and their respective Affiliates.

9.1.7	Debt Financing. The conditions to funding the Debt Financing shall have been satisfied and the Purchaser shall have received on or before the Closing Date the full proceeds of the Debt Financing on terms and conditions which are, in the reasonable judgement of the Purchaser, no less favourable to the Purchaser than those set forth in the Debt Commitment Letter and to the extent that any terms and conditions are not set forth in the Debt Commitment Letter, on terms and conditions satisfactory to the Purchaser, acting reasonably.

Subject to the following, if any of the conditions of this Section 9.1 is not satisfied by December 24, 2003, the Purchaser may, at its option, either (i) terminate this Agreement by notice to the Vendor at any time prior to the Closing and after December 24, 2003 without further formality, or (ii) proceed with the Closing, without prejudice, in either case, to the Purchaser’s other rights, recourses and remedies.

9.2	Conditions for the Benefit of the Vendor

The obligations of the Vendor to complete the sale of the Purchased Shares, the Canadian Patents, the U.S. Patents and Trade-marks and the Icelandi Bond under this Agreement are subject to the following conditions, each of which is hereby declared to be for the exclusive benefit of the Vendor. Each condition is to be performed or complied with in all respects at or prior to the Closing Date.

9.2.1	Truth of Representations and Warranties of the Purchaser. All of the representations and warranties contained in Section 3.2 of this Agreement qualified by materiality (or material adverse effect or similar qualifications) shall be true and correct at the Time of Closing and all representations and warranties contained in Section 3.2 of this Agreement not so qualified shall be true and correct in all material respects at the Time of Closing, both with the same effect as if made at and as of the Time of Closing, and the Vendor shall have received a certificate of a senior officer of the Purchaser confirming the foregoing.

9.2.2	Performance of Covenants by the Purchaser. All of the obligations, covenants and agreements that the Purchaser is required to perform or comply with under this Agreement at or prior to the Closing Date (considered individually and collectively), shall have been performed or complied with in all material respects at or prior to the Closing Date and the Vendor shall have received a certificate to such effect on the Closing Date from a senior officer of the Purchaser.

9.2.3	Pre-Closing Government Approvals. There shall have been obtained from all appropriate Governments all Pre-Closing Government Approvals, in form and substance satisfactory to the Vendor’s legal counsel, acting reasonably.

9.2.4	Litigation. There shall be no, nor shall there be any Claim or any action pending or threatened in writing (other than any made by the Vendor or any of its Affiliates) which may result in, a temporary restraining order, preliminary or permanent injunction or other order enacted, promulgated, enforced, issued or threatened by any court of competent jurisdiction or Government that would (a) prevent consummation of any of the transactions contemplated by this Agreement or any of the Transaction Documents (including the transfer of all or any part of the Transferred Assets, other than immaterial or obsolete assets), (b) result in any such contemplated transaction being rescinded following consummation, or (c) prevent the Purchaser from fulfilling any of its material obligations under this Agreement or any of the Transaction Documents.

9.2.5	Receipt of Closing Documentation. The Vendor shall have received all documents contemplated by Section 0 to be delivered to the Vendor in form (as to certification and otherwise) and substance satisfactory to the Vendor, acting reasonably.

If any of the conditions of this Section 9.2 is not satisfied by December 24, 2003 the Vendor may, at its option, either (i) terminate this Agreement by notice to the Purchaser at any time prior to Closing and after December 24, 2003 without further formality, or (ii) proceed with the Closing, without prejudice, in either case, to the Vendor’s other rights, recourses and remedies.

9.3	Termination

If any of the Pre-Closing Government Approvals are not obtained from all appropriate Governments by December 24, 2003, either the Vendor or the Purchaser may terminate this Agreement with effect vis-à-vis all other Parties by written notice. Further, if the Vendor shall have provided the Purchaser a written notice contemplated under Section 4.2.2, the Purchaser may terminate this Agreement by written notice with effect vis-à-vis all other Parties within ten (10) Business Days after receipt of such notice. In addition, if the Closing shall not have occurred by December 24, 2003, either the Vendor or the Purchaser may terminate this Agreement with effect vis-à-vis all other Parties by written notice (unless such failure is the result of one or more breaches or violations of, or inaccuracy in any covenant, agreement, representation or warranty of this Agreement by the Party seeking to terminate this Agreement). In case of termination contemplated in this Section 9.3, this Agreement (other than the provisions of Sections 6.2, 6.3 and all of Article 11 (except for Sections 11.1, 11.2 and 11.6) and this Section 9.3) will then be null and void and have no further force and effect, and no Party shall have any Claim to performance of any nature whatsoever against the other Party under this Agreement, unless (in the case of a termination contemplated by the first sentence of this Section 9.3) the reason for the relevant Pre-Closing Government Approval not having been obtained results from a breach of the obligations in Sections 2.6 and 6.1 by such other Party or unless (in the case of a termination contemplated by the third sentence of this Section 9.3) the failure of the Closing to have occurred by December 24, 2003 is the result of one or more breaches or violations of, or inaccuracy in any covenant, agreement, representation or warranty of this Agreement by such other Party, in which case the Claims of only the non-breaching Party shall survive.

ARTICLE 10

CLOSING

10.1	Date, Time and Place of Closing

The Closing shall take place at the offices of Osler, Hoskin & Harcourt LLP, 1000 de La Gauchetière Street West, Suite 2100, Montréal, Québec, on the Closing Date.

10.2	Documents and Actions At Closing

At Closing,

10.2.1	the Vendor shall take, and shall cause the BRP Companies and their respective Affiliates and Representatives to take, all actions as may be reasonably required by the Purchaser to duly and validly transfer the Purchased Shares and the Icelandi Bond to the Purchaser and/or its nominee, including to cause the Purchased Subsidiaries (a) to make the necessary inscriptions in their appropriate registers in order to record the transfer of the Purchased Shares in favour of the Purchaser and/or its nominee; and (b) to deliver to the Purchaser and/or its nominee, upon the cancellation of the old share certificates representing the Purchased Shares, new certificates in its name representing the Purchased Shares;

10.2.2	the Vendor shall deliver to the Purchaser and/or its nominee at the place of Closing (a) the Icelandi Bond and certificates for the Purchased Shares, duly endorsed for transfer to the Purchaser and/or its nominee; and (b) the certificates contemplated in Sections 9.1.1, 9.1.2 and 9.1.5;

10.2.3	if required by the Purchaser, the Vendor shall cause all or any of the directors and officers (other than officers who are Employees) in such capacity of any BRP Company (a) to resign from such BRP Company, as the case may be, effective on the Closing Date; and (b) to deliver to such BRP Company, as the case may be, at the place of Closing, resignations and releases reasonably satisfactory to the Purchaser’s legal counsel;

10.2.4	the Vendor shall deliver to the Purchaser at the place of Closing certified copies of resolutions of the shareholders (if applicable) and directors of the Vendor and the Purchased Subsidiaries (in form and substance satisfactory to the Purchaser’s legal counsel, acting reasonably) (a) authorizing and approving the sale, assignment and transfer of the Purchased Shares from the Vendor to the Purchaser and/or its nominees and their registration in the name of the Purchaser and/or its nominees; (b) accepting the resignations effective on the Closing Date of the directors and officers (in such capacity) referred to in Section 10.2.3; and (c) appointing such new directors and officers of the BRP Companies as may be nominated by the Purchaser;

10.2.5	the Vendor shall deliver to the Purchaser at the place of Closing certified copies of resolutions of the shareholders (if applicable) and directors of the Vendor (in form and substance satisfactory to the Purchaser’s legal counsel, acting reasonably) authorizing and approving the sale, assignment and transfer of the Canadian Patents from the Vendor to the Purchaser and/or its nominees;

10.2.6	the Vendor shall deliver to the Purchaser at the place of Closing certified copies of resolutions of the shareholders and directors of BMCA (in form and substance satisfactory to the Purchaser’s legal counsel, acting reasonably) authorizing and approving the sale, assignment and transfer of the U.S. Patents and Trade-marks from BMCA to the Purchaser and/or its nominees;

10.2.7	the Purchaser shall deliver to the Vendor the certificates contemplated in Sections 9.2.1 and 9.2.2;

10.2.8	the Purchaser shall pay the Cash Purchase Price to the Vendor by bank transfer to the Vendor or whomever it shall have designated in accordance with Section 2.3, and the Purchaser shall deliver to the Vendor the Preferred Shares;

10.2.9	the Vendor and the Purchaser shall deliver the Pre-Closing Government Approvals for which they are responsible, and the Vendor shall deliver to the Purchaser all other Government Approvals obtained by the Vendor;

10.2.10	the Vendor shall deliver to the Purchaser the Pre-Closing Third Party Consents and all other Third Party Consents obtained by the Vendor;

10.2.11	the Transaction Documents and the Collateral Agreements shall be delivered by all parties thereto to all other parties thereto;

10.2.12	the Vendor shall deliver to the Purchaser duly executed copies of the Asset Transfer Agreement and the Reorganization Documents;

10.2.13	each of the Vendor and its Affiliates shall deliver to the Purchaser a release in a form satisfactory to the Purchaser acting reasonably;

10.2.14	the Vendor shall deliver to the Purchaser the Stand-Alone Contracts;

10.2.15	the Vendor shall deliver to the Purchaser duly executed copies of the Golder Reliance Letters;

10.2.16	the Vendor shall deliver to the Purchaser a certification (in such form as may be reasonably requested by counsel to the Purchaser) conforming to the requirements of Treasury Regulations 1.1445-2(c)(3) and 1.897-2(h) and certifying that stock in BMCA does not constitute a U.S. real property interest;

10.2.17	the Vendor shall deliver to the Purchaser a favourable opinion of Messrs. Ogilvy Renault in form and substance satisfactory to the Purchaser’s legal counsel, acting reasonably;

10.2.18	the Vendor shall deliver to the Purchaser favourable opinions from counsel to each BRP Company in each case in form and substance satisfactory to the Purchaser’s legal counsel, acting reasonably; and

10.2.19	the Purchaser shall deliver to the Vendor at the Time of Closing a favourable opinion of Osler, Hoskin & Harcourt LLP in form and substance satisfactory to the Vendor’s legal counsel, acting reasonably.

ARTICLE 11

MISCELLANEOUS

11.1	Announcements

Prior to Closing, any press release, public announcement or publicity of any kind whatsoever with respect to the transactions contemplated in this Agreement (whether in whole or in part) shall be made only with the prior written consent of the Parties unless such release, announcement or publicity is required by Law, in which case the Party required to make such release, announcement or publicity shall use its Commercially Reasonable Efforts to obtain the prior approval of the other Party as to the form, nature and extent of such disclosure, which approval shall not be unreasonably withheld. Unless otherwise determined by a court of competent jurisdiction, the Parties shall, and shall cause their Affiliates to, keep this Agreement strictly confidential and make no disclosure thereof to any Person except the Parties, counsel and advisors and except as may be required in connection with the consummation of the transactions contemplated hereby or in connection with the enforcement of rights granted hereunder or as may be required by Law, without the prior written consent of the other Party.

Notwithstanding the foregoing, the Parties, their Affiliates and their respective Representatives may disclose to any and all Persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to the Parties relating to such tax treatment and tax structure, all as contemplated by section 1.6011-4(b)(3)(iii) of the regulations promulgated under the Code.

11.2	Further Assurance

After the Closing Date, the Vendor and the Purchaser shall use Commercially Reasonable Efforts to take all actions and to do all things necessary (including execution, acknowledgement and delivery of all such further acts, assurances, deeds, assignments, transfers, conveyances and other instruments and papers as may be reasonably required or appropriate) to consummate the transactions contemplated hereby. The Vendor shall not, and shall cause each of its Affiliates and Representatives not to, take any action that is designed or intended to have the effect of discouraging any lessor, licensor, supplier, distributor or customer of the BRP Business Segment or any BRP Company or other Person with whom the BRP Business Segment or any BRP Company has a relationship from maintaining the same relationship with the BRP Business Segment or any BRP Company after the Closing as it maintained prior to the Closing. The Vendor shall, and shall cause each of its Affiliates and their respective Representatives to, refer all customer inquiries relating to the BRP Business Segment to the Purchaser, or a BRP Company, as appropriate, from and after the Closing. Each Party shall, and shall cause each of its respective Affiliates and their respective Representatives to promptly deliver to the other Party any funds or other property recovered by it, its Affiliates and their respective Representatives after the Time of Closing which belong to the other Party, including any amount received after the Closing Date that would have been considered to be a Required Credit or a Non-Permitted Credit if received during the Interim Period.

11.3	Successors in Interest

This Agreement and the provisions hereof shall enure to the benefit of and be binding upon the Parties and their respective successors and assigns. The Purchaser may assign this Agreement and all or a portion of its rights and obligations hereunder to any provider of Debt Financing or to an Affiliate and may designate one of its Affiliates or successors to purchase some or all of the Transferred Assets, the Purchased Shares, the Canadian Patents, the U.S. Patents and Trade-marks, the Agricultural Zone Real Properties, or the Icelandi Bond, provided, however, that any such assignment shall not relieve the Purchaser of its obligations hereunder. No assignment by the Vendor of this Agreement shall relieve it of its obligations hereunder.

11.4	Notices

Any notice, consent, authorization, direction or other communication required or permitted to be delivered or given hereunder shall be in writing and shall be delivered either by personal delivery, by registered mail or by telecopier or similar telecommunications device and addressed as follows:

11.4.1	in the case of the Vendor, to it at:

Bombardier Inc.

800 René-Lévesque Blvd. W.

Montréal, Québec

H3B 1Y8

Attention: Mr. Daniel Desjardins, Senior Vice-President and General Counsel

Telecopier: (514) 861-2746

with a copy to:

Ogilvy Renault

1981 McGill College

Suite 1100

Montréal, Québec H3A 3C1

Attention: Mr. Paul Raymond

        Mr. Clemens Mayr

Telecopier: (514) 286-5474

11.4.2	in the case of the Purchaser, to it at:

Bombardier Recreational Products Inc.

c/o Beaudier Inc.

1000 de La Gauchetière West

Suite 4310

Montréal, Québec H3B 4W5

Attention: Mr. Jacques Levesque

Telecopier: (514) 861-0032

and to:

Bombardier Recreational Products Inc.

c/o Bain Capital Partners, LLC

111 Huntington Avenue

Boston, MA 02199

Attention: Mr. Matthew S. Levin

Telecopier: (617) 516-2010

with a copy to:

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Attention: R. Newcomb Stillwell

        Howard S. Glazer

Telecopier: (617) 951-7050

and to:

Osler, Hoskin & Harcourt LLP

1000 de La Gauchetière Street West

Suite 2100

Montréal, Québec H3B 4W5

Attention: Brian M. Levitt

        Warren M. Katz

Telecopier: (514) 904-8101

Any notice, consent, authorization, direction or other communication delivered as aforesaid shall be deemed to have been effectively delivered and received, if sent by telecopier on the day of receipt as stipulated on the acknowledgement of receipt (confirmation of receipt by confirmed facsimile transmission being deemed receipt) or, if delivered in any other manner, to have been delivered and received on the date of such delivery or, if sent by registered mail with acknowledgement of receipt requested, to have been delivered and received on the day of receipt as stipulated on the acknowledgement of receipt. Either Party may change its address for service by notice delivered as aforesaid.

11.5	Expenses

Except as otherwise provided herein, the Vendor shall bear and pay all costs, expenses and fees (including legal counsel and accounting fees and disbursements and the costs, expenses and fees contemplated in Section 3.1.42) incurred by the Vendor and its Affiliates in connection with the preparation, execution and consummation of this Agreement and the transactions contemplated hereunder.

Except as otherwise provided herein, the Purchaser shall bear and pay all costs, expenses and fees (including legal counsel and accounting fees and disbursements) incurred by it in connection with the preparation, execution and consummation of this Agreement and the transactions contemplated hereunder.

11.6	Set-Off

The Purchaser or its Affiliates shall be entitled to set-off, recoup or deduct any amounts owed to any of them hereunder or pursuant to this Agreement or any other Transaction Document binding any of them to the Vendor or any of its Affiliates, against any amounts to which the Vendor or any of its Affiliates is or may be entitled from the Purchaser or any of its Affiliates hereunder or pursuant to any other Transaction Document or Collateral Agreement or against the Preferred Stock, provided, however, that in no event shall the Purchaser or its Affiliates be entitled to so set-off, recoup or deduct against any amount owing to Bombardier Capital, Inc. or its Affiliates under the Bombardier Capital Arrangements.

11.7	Interest on Amounts Due

Interest shall accrue on all amounts due under this Agreement or any other Transaction Document, which are not paid when due, at the per annum prime rate of interest announced in Canada from time to time by the Royal Bank of Canada as its prime rate of interest, as in effect from time to time, such interest to be calculated based on the actual number of days elapsed from the date such amount becomes due and owing until paid in full and based on a 365-day year.

11.8	Counterparts

This Agreement may be executed in counterparts, each of which when so executed shall be deemed an original, and such counterparts together shall constitute one and the same instrument.

11.9	Severability

Any Article, Section, Subsection or other subdivision of this Agreement or the Transaction Documents or any other provision of this Agreement or the Transaction Documents which is, or becomes, illegal, invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. In the event that any provision of this Agreement or the Transaction Documents would, under applicable Law, be invalid or unenforceable in any respect, each party hereto intends that such provision will be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable Law.

11.10	Entire Agreement

This Agreement, the Disclosure Letter, the other Transaction Documents and Collateral Agreements constitute the entire agreement between the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations, drafts and discussions of the Parties and their Affiliates. There are no covenants, promises, warranties, representations, conditions, understandings, or other agreements, oral or written, express, implied or collateral between the Parties and their Affiliates with respect to the subject matter of this Agreement except as specifically set forth in the Transaction Documents. The Parties expressly agree that this Agreement shall be the exclusive source of representations, warranties and remedies against the Vendor with respect to the local purchase agreements to be executed as Transaction Documents in connection with the Closing and with respect to the Asset Transfer Agreement (including any deeds of sale relating to the transfer of the Owned Properties to Canco). In the event of any inconsistency between this Agreement and the Asset Transfer Agreement, this Agreement shall govern. The assumption of the Assumed Liabilities by Canco pursuant to the Asset Transfer Agreement shall not effect the indemnification provided for in Article 8.

11.11	Including

Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

11.12	Gender

Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

11.13	No Strict Construction

The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party. The Parties intend that each representation, warranty and covenant contained herein will have independent significance. If any Party has breached or violated, or if there is an inaccuracy in, any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached or violated, or in respect of which there is not an inaccuracy, will not detract from or mitigate the fact that the Party has breached or violated, or there is an inaccuracy in, the first representation, warranty or covenant.

11.14	Currency

All of the dollar amounts mentioned in this Agreement, the other Transaction Documents, the Collateral Agreements or in the Schedules shall be in Canadian funds, unless otherwise specifically denominated.

11.15	Headings

The headings in this Agreement and the inclusion of captions in parentheses in Articles 7 and 8 are inserted for convenience of reference only and shall not affect the interpretation hereof.

11.16	Disclosure Letter; Schedules

Each reference to a Schedule in this Agreement shall be deemed to be a reference to the corresponding Schedule contained in the disclosure letter (the “Disclosure Letter”), dated the date hereof, from the Vendor to the Purchaser, all of which Schedules shall, for all purposes of this Agreement, form an integral part of it; it being understood that neither the listing nor description of any item, matter or document in any Schedule nor the furnishing or availability for review of any document will be construed to modify, qualify or disclose an exception to any representation or warranty of any Party made herein or in connection herewith, except to the extent that such representation or warranty specifically refers to such Schedule and such modification, qualification or exception is clearly described in such Schedule.

11.17	Inconsistency

This Agreement shall override the Schedules to the extent of any inconsistency.

11.18	Amendment

No amendment shall be binding unless expressly provided in an instrument duly executed by the Parties.

11.19	Statutory References

A reference to a statute includes all regulations made pursuant to such statute.

11.20	Consent

Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

11.21	Waiver

No waiver, whether by conduct or otherwise, of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provisions (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in an instrument duly executed by the Parties to be bound thereby.

11.22	Dispute Resolution

11.22.1	Notice; Negotiation. Any dispute, disagreement, controversy or claim arising out of or in connection with this Agreement or the Transaction Documents, including any question regarding their negotiation, existence, validity, interpretation, performance, breach or termination, which cannot be resolved by the Parties within fourteen (14) days of receipt of a notice of dispute, shall be referred to the Chief Executive Officers (CEOs) of the Parties who shall meet within thirty (30) days of receipt of said notice of dispute, to attempt to resolve such dispute, disagreement, controversy or claim within such thirty (30) day period, subject to obtaining any necessary corporate approvals of such resolution.

11.22.2

Arbitration. Any dispute, difference, disagreement, controversy or claim arising out of or in connection with the Transaction Documents not resolved pursuant to the process contemplated by Section 11.22.1 (“Dispute”) including any question regarding their existence, negotiation, interpretation, application, performance, breach, validity or termination, but excluding any dispute, difference, disagreement, controversy or claim arising out of or in connection with the Sponsor Confidentiality Agreement, or any of the matters referred to in Sections 2.7, 6.8, 6.10, 6.11, 6.15, 6.16, 6.19 and 11.2 (“Disputes not subject to Arbitration”), shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (“ICC Rules”) by three (3)

arbitrators. The arbitration shall commence at the expiration of the thirty (30) day period contemplated by Section 11.22.1, unless the Parties otherwise agree. On or prior to the expiration of such thirty (30) day period, each Party shall nominate one arbitrator. The two (2) arbitrators so nominated shall appoint the presiding arbitrator. If either Party fails to nominate an arbitrator by the end of the thirty (30) day period referred to in Section 11.22.1, such arbitrator shall be appointed by the ICC International Court of Arbitration (“ICC Court”). If the two (2) arbitrators nominated by the Parties fail to agree upon a third arbitrator within thirty (30) days of the appointment of the second arbitrator, the presiding arbitrator shall be appointed by the ICC Court.

11.22.2.1	Sole Arbitrator. Notwithstanding Section 11.22.1., where the amount in Dispute is less than five million dollars ($5,000,000) exclusive of interest and costs, the Dispute shall be finally settled under the ICC Rules by a sole arbitrator appointed in accordance with such Rules.

11.22.2.2	Place and Language of Arbitration. The arbitration shall take place in Montréal, Québec. The language of the arbitration shall be English.

11.22.3	Hearing; Award. The Parties shall use their reasonable efforts to cause the hearing on the merits to take place within one hundred and twenty (120) days of the appointment of either the sole arbitrator or the last of the three arbitrators, as the case may be. The arbitration award shall be in writing, shall set forth in reasonable detail the basis for the decision and shall be rendered within thirty (30) days of the end of the hearing where there is a sole arbitrator, and within sixty (60) days of the end of the hearing where there are three arbitrators.

11.22.4	Costs of the Arbitration. Each of the Parties shall bear one-half of the costs of the arbitration, including the fees and expenses of the arbitrator(s) and any expert appointed by the arbitrator(s), and each Party shall bear all legal and other costs incurred by it in connection with the arbitration.

11.22.5	Provisional Measures. For the purposes of any provisional or interim measure in aid of the arbitration proceedings, the Parties hereby submit to the non-exclusive jurisdiction of the competent court in the judicial district of Montréal, Québec. Without prejudice to such provisional or interim remedies in aid or arbitration as may be available under the jurisdiction of a competent court, the arbitrator(s) shall have full authority to grant provisional or interim remedies and to award damages for the failure of a Party to respect any order of the arbitrator(s) to that effect.

11.22.6	Governing Law. The Transaction Documents (including this Agreement) shall be treated in all respects as a Québec contract and shall be governed by and construed in accordance with the Laws of the Province of Québec (to the exclusion of its conflict of law rules) and the Laws of Canada applicable therein.

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11.22.7	Forum and Jurisdiction. The Parties hereby submit to the exclusive jurisdiction of the competent court in the judicial district of Montréal, Québec for all Disputes not subject to Arbitration.

11.23	No Third Party Beneficiaries

This Agreement, other than as provided in Section 6.8.2, Article 8 relating to indemnification and Section 11.3, is not intended to confer upon any Person other than the Parties any rights or remedies.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date and at the place first above-mentioned.

BOMBARDIER INC.

By:
Name:
Title:

By:
Name:
Title:

BOMBARDIER RECREATIONAL PRODUCTS INC.

By:
Name:
Title:

By:
Name:
Title:

By:
Name:
Title: